As filed with the Securities and Exchange Commission on September 10, 1999

                                                      Registration No. 333-79487
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------

                              AMENDMENT NO. 5
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                                GARDEN.COM, INC.
             (Exact name of Registrant as specified in its charter)
                               ----------------
        Delaware                     5961                    74-2765381
                               (Primary Standard          (I.R.S. Employer
     (State or other              Industrial           Identification Number)
     jurisdiction of          Classification Code
    incorporation or                Number)
      organization)             Garden.com, Inc.
                               3301 Steck Avenue
                              Austin, Texas 78757
                                 (512) 532-4000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                              Clifford A. Sharples
                                Garden.com, Inc.
                     President and Chief Executive Officer
                               3301 Steck Avenue
                              Austin, Texas 78757
                                 (512) 532-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                                   Copies to:
                           Martin J. McLaughlin, Esq.
                           Benjamin G. Lombard, Esq.
            Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c.
                      1000 North Water Street, Suite 2100
                           Milwaukee, Wisconsin 53202
                                 (414) 298-1000
       Paul R. Tobias, Esq.                   Carla S. Newell, Esq.
   William B. Owens, Jr., Esq.                Brian K. Beard, Esq.
      Robert E. Horton, Esq.                 Anthony M. Allen, Esq.
 Wilson Sonsini Goodrich & Rosati            James D. Robinett, Esq.
     Professional Corporation          Gunderson Dettmer Stough Villeneuve
  8911 Capital of Texas Highway,            Franklin & Hachigian, LLP
            Suite 3350              8911 Capital of Texas Highway, Suite 4240
       Austin, Texas 78759                     Austin, Texas 78759
          (512) 338-5400       ----------------  (512) 342-2300
        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement
                               ----------------
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 145 under the Securities Act of 1933, check the following box. [_]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------
-------------------------------------------------------------------------
  Title of Each Class of          Proposed Maximum          Amount of
Securities to be Registered  Aggregate Offering Price(1) Registration Fee
-------------------------------------------------------------------------
 Common Stock, $0.01 par
  value.................             $56,580,000             $15,985
-------------------------------------------------------------------------
-------------------------------------------------------------------------

(1) Includes shares that the Underwriters have the option to purchase to cover over-allotments, if any.
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed.        +
+Underwriters may not confirm sales of these securities until the registration +
+statement filed with the Securities and Exchange Commission becomes           +
+effective. This prospectus is not an offer to sell these securities and it is + +not soliciting offers to buy these securities in any jurisdiction where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 1999

PROSPECTUS

                                4,100,000 Shares

                               [Garden.com Logo]


                                  Common Stock

   This is an initial public offering of common stock by Garden.com, Inc. The estimated initial public offering price will be between $11 and $13 per share.

                                   ---------

   Prior to this offering, there has been no public market for the common stock. Garden.com has applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol GDEN.

                                   ---------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $        $
Underwriting discounts and commissions..........................   $        $
Proceeds to Garden.com, Inc., before expenses...................   $        $

   Garden.com, Inc. and certain selling stockholders have granted the underwriters options for a period of 30 days to purchase up to 615,000 additional shares of common stock.

   The underwriters have reserved up to 287,000 shares of common stock to be sold in the offering and offered for sale, at the public offering price, to our directors, officers, employees, business associates and related persons.

                                   ---------

         Investing in the common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 7.

                                   ---------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Hambrecht & Quist

             BancBoston Robertson Stephens

                                                      Thomas Weisel Partners LLC

       , 1999

                                  [ART WORK]

COVER PAGE

     Garden.com logo highlighted over a daisy and circuit board background

OUTSIDE PORTION OF GATEFOLD

     Top center: garden.com logo and text reading "our virtual supply chain"

     Middle: Virtual supply chain flow chart diagram with images of plants, vegetables, computers showing the product order process and the shipping mechanisms of products with the following text:

                "1. Our customer places an order online"

                "2. Utilizing the internet, our supplier downloads the order from our proprietary information system, which we call TRELLIS"

                "3. Each plant or product is carefully inspected and backed by a 110% guarantee"

                "4. Our supplier's unique brand is highlighted alongside the Garden.com brand"

                "5. Our TRELLIS information system allows our suppliers to download Fedex shipping labels and provides our customers real-time order tracking"

                "6. The plants arrive in great shape just in time for planting"

     Bottom: Text reading "more than 16,000 products from over 60 suppliers"

GATEFOLD

     Top center: text reading "meeting gardeners' needs online"

     Left: images of a woman gardening, a newly opening leaf, a flower blooming and a man gardening and a box with the following text:

                "design a garden We give our members the resources to plan a successful, helping them to design their garden plots, and to choose plants that will thrive in their gardens:

                         Our members use Plant Finder to search our proprietary database of over 4,700 plants and flowers to find plants that meet their unique preferences, garden conditions, and geographic location.

                         Our members use Garden Planner to design their garden plots by dragging and dropping plant graphics onto a grid; they can buy these plants online too"

     Middle: screenprint of garden.com's homepage together with an additional sub page surrounded by the following text: (moving counter-clockwise)

                "shopping We offer more than 16,000 products online--plants ranging from asters to zinnias, and garden accessories ranging from seeds and soil to greenhouses and furnishings.

                        . perrenials
                        . bulbs
                        . herbs
                        . watergardening
                        . tools
                        . cool garden gear
                        . furniture"

     and a box with the following text:

     "magazine The online magazine section of Garden.com includes weekly inspirational features, garden ideas, practical tips, design and planting advice"

     "customer solutions Through the Customer Solutions Center, customers have full access to their order status, order history, frequently asked questions, and other customer services"

     "community We have created an online gardening community to make gardening accessible to a wide range of gardeners and to facilitate discussion and exchange between gardeners. We offer:
                . chat sessions with other members, authors and gardening experts
                . a portal for gardening information and websites
                . Garden Doctor--a network of gardening experts to answer our user's questions

     "my stuff  It's a personal Garden.com! In My Stuff our members can:
                . store personalized information and notes
                . review saved garden plans
                . check on the status of their orders
                . read Garden Doctor's responses to their individual questions . revisit or update their gift reminders
                . add to their gift registry

     "Hello Karen, Welcome Back to Garden.com! How are your six rose bushes doing? Our personalized auto log-in feature greets customers, acknowledging their past purchases and advising them on plant care and maintenance. It will also suggest appropriate products based on a customer's profile."

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
     Prospectus Summary....................................................   4
     Risk Factors..........................................................   7
     Forward-Looking Statements............................................  22
     Use of Proceeds.......................................................  23
     Dividend Policy.......................................................  23
     Preemptive Rights.....................................................  23
     Capitalization........................................................  24
     Dilution..............................................................  25
     Selected Financial Data...............................................  26

     Management's Discussion and Analysis of Financial Condition
      and Results of Operations............................................  27
     Business..............................................................  38
     Management............................................................  53
     Related Party Transactions............................................  61
     Principal Stockholders................................................  64
     Description of Capital Stock..........................................  67
     Shares Eligible for Future Sale.......................................  70
     Underwriting..........................................................  72
     Legal Matters.........................................................  75
     Experts...............................................................  75
     Additional Garden.com Information.....................................  75
     Index to Financial Statements......................................... F-1

                              ------------------

     We maintain World Wide Web sites at www.garden.com, www.virtualgarden.com and www.hortmag.com. References in this document to our Web site refer to garden.com, our flagship site, and references to our Web sites collectively refer to garden.com, virtualgarden.com and hortmag.com.

     Information contained on our Web sites does not constitute part of this prospectus. We have recently received publicity from several widely disseminated publications. The information regarding us and our business in these publications does not constitute part of the prospectus. Prospective investors should consider only the information contained in this prospectus in making their investment decision.

     GARDEN.COM, VIRTUALGARDEN and GARDEN ESCAPE are trademarks of Garden.com. All other brand names or trademarks appearing in the prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and the notes to those statements, before making an investment decision.

Garden.com

     Garden.com is an online destination integrating gardening and gardening-related commerce, content and community. We currently operate three gardening Web sites, garden.com, our flagship Web site, virtualgarden.com and hortmag.com. Through our Web sites, we provide consumers with an intuitive, easy-to-use environment through which they can access a wide variety of gardening information and resources, purchase a broad selection of products, receive specific gardening advice and other personalized services and interact with an online gardening community. We offer our suppliers a branding opportunity, increased sales potential through an expanded customer base and the ability to improve demand forecasting. By interacting with both our customers and suppliers through the Internet, we provide consistent, high quality customer service and streamlined distribution. We use our proprietary supplier information system, Trellis, to provide information and submit orders to suppliers and to allow customers to track their orders. Based on internally generated reports, currently over 718,000 persons have requested to be registered as users on our Web sites. In addition, according to our internal database records, we had 4.4 million visitors during the quarter ended June 30, 1999. With over 16,000 products from over 60 suppliers, we believe we offer the world's largest line of quality gardening and gardening-related products, available in one convenient location.

The Online Gardening Opportunity

     Gardening is one of the most popular pastimes in the U.S. According to the National Gardening Association (NGA), U.S. households spent $46.8 billion on garden and lawn products and landscaping services in 1998, with $30.1 billion spent on garden and lawn products alone. In addition, the NGA estimates that more than 67 million households in the U.S. participated in home gardening in 1998, 97% of which purchased garden and lawn products, such as flowers, vegetables, herbs, trees, tools and shrubs. We believe that gardening-related products, such as furniture, ornaments, outdoor living accessories and garden-inspired gifts, which are not included in these totals, also represent significant market opportunities.

     Gardening appeals to a broad cross-section of the U.S. population and is becoming an increasingly popular activity among the baby boom generation and women. Despite the growth in gardening and its attractive demographics, the traditional gardening retail channels have not evolved to meet the changing needs of gardening consumers and suppliers. Consumers face inconsistent and narrow product selection, and limited personalized service, information and resources for their gardening needs. Compounding this problem, suppliers lack an integrated distribution channel to effectively meet consumers' needs. Given the limitations of the traditional gardening retail channel, the Internet, because of its increasing functionality and acceptance, has emerged as an ideal medium to provide a one-stop destination for commerce, content and information to serve the gardening market.

Our Solution

     Our online destination integrates gardening and gardening-related commerce, content and community to provide value to consumers and suppliers. We believe we offer attractive benefits to consumers, including convenience, ease of use, personalization, avenues to reach others in the gardening community and greater selection. Our Trellis system streamlines the distribution channel and provides our suppliers with access to an expanded customer base. The key features of our solution include:

   . establishing a complete shopping destination that offers centrally located content, a broad selection of high quality gardening products, and convenient purchasing opportunities, 24 hours a day, seven days a week;

   . targeting personalized services and content to consumers based on their individual preferences, geographic location and level of gardening sophistication;

   . creating a new distribution channel between our suppliers and our customers that will provide consistent customer service and streamline distribution;

   . maintaining a broad and deep product selection for our customers, with over 16,000 products including live plants, shrubs, trees, bulbs, seeds, tools, furniture and garden accessories;

   . delivering compelling content on an interactive basis, including daily and weekly online features that are hyperlinked to companion product offerings and that provide gardeners with planting advice, design ideas and introductions to gardening trends; and

   . providing access to an online community to make gardening information readily available and to give gardeners around the world the opportunity to communicate with each other and with authors and other experts in gardening.

Our Strategy

     Key components of our strategy to become the leading online destination for gardening-related commerce, content and community include:

   . leveraging the unique attributes of the Internet and information technology to provide gardeners with new and improved resources;

   . continuing to execute a virtual warehouse model in which suppliers ship directly to consumers to expand our selection of high quality products and to provide suppliers with additional branding opportunities, increased sales and improved demand forecasting;

   . building the Garden.com brand to make our name synonymous with the delivery of high quality gardening and gardening-related products and services; and

   . capitalizing on our growing product and customer databases to enable targeted product, service and promotional offerings.

     Our principal offices are located at 3301 Steck Avenue, Austin, Texas, 78757, and our telephone number is (512) 532-4000.

                                  The Offering

Common stock offered by Garden.com..........  4,100,000 shares

Common stock to be outstanding after this
offering....................................  16,921,710 shares

Use of proceeds.............................  For general corporate purposes, including operating expenses,
                                              capital expenditures and working
                                              capital.

Proposed Nasdaq National Market symbol......  GDEN

                                  ------------

     Unless otherwise indicated, all information in this prospectus relating to our outstanding capital stock, options and warrants is as of August 31, 1999, assumes that the over-allotment options will not be exercised, reflects an amendment to Garden.com's Restated Certificate of Incorporation which resulted in a four-for-five reverse stock split of our outstanding shares of common stock and preferred stock and reflects the conversion of each outstanding share of preferred stock into one share of common stock which will occur upon the consummation of this offering. Unless otherwise indicated, the information in this prospectus does not give effect to the exercise of preemptive rights of holders of our Series E Preferred Stock to purchase a portion of the shares of common stock sold in this offering at the initial public offering price. Please see "Capitalization" for a more complete discussion regarding our capital stock, options and warrants. The terms "Garden.com," "we," "us" and "our" refer to Garden.com, Inc., a Delaware corporation.

                                  ------------

     The following summary financial data are derived from the financial statements of Garden.com. The pro forma balance sheet data give effect to the conversion of each outstanding share of preferred stock into one share of common stock upon the consummation of this offering. The pro forma as adjusted balance sheet data reflect our receipt of the net proceeds from the sale of the shares of common stock, at an assumed initial public offering price of $12.00, after deducting the estimated underwriting discounts and commissions and offering expenses.

                             Summary Financial Data
                (in thousands, except per share and share data)

                                                    Fiscal Year Ended
                                                         June 30,
                                              --------------------------------
                                                1997       1998        1999
                                              --------  ----------  ----------
Statement of Operations Data:
  Revenues................................... $    316  $    1,339  $    5,394
  Operating loss.............................   (2,480)     (4,878)    (19,843)
  Net loss...................................   (2,440)     (4,684)    (19,059)
  Net loss applicable to common
   shareholders..............................   (2,440)     (4,684)    (21,759)
  Basic net loss per share................... $  (2.44) $    (4.68) $   (20.48)
  Shares used to compute basic net loss per
   share.....................................  999,993   1,000,820   1,062,696

                                                          June 30, 1999
                                                  -----------------------------
                                                                     Pro Forma
                                                  Actual  Pro Forma As Adjusted
                                                  ------- --------- -----------
Balance Sheet Data:
  Cash and cash equivalents...................... $15,340  $15,340    $59,840
  Working capital................................  18,323   18,323     62,823
  Total assets...................................  25,222   25,222     69,722
  Total liabilities and deferred revenue.........   3,343    3,343      3,343
  Total redeemable convertible preferred stock,
   warrants, and stockholders' deficit...........  21,879   21,879     66,379

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Related to Our Business

We have a history of significant losses and we expect to incur substantial net losses in the future. If we do not achieve profitability, our financial condition and our stock price could suffer.

     We incurred net losses of $0.7 million in our inception period from October 2, 1995 through June 30, 1996, $2.4 million in fiscal 1997, $4.7 million in fiscal 1998 and $19.1 million in fiscal 1999. As of June 30, 1999, we have incurred cumulative net losses of $26.8 million. We expect to experience operating losses and negative cash flow for the foreseeable future. We anticipate our losses will increase significantly from current levels because future revenues may not increase sufficiently to offset additional costs and expenses related to brand development, marketing and other promotional activities, content development and technology and infrastructure development. We do not have sufficient cash to indefinitely sustain these operating losses. Further, we will need to generate significant revenues to achieve and maintain profitability. Although our revenues have grown significantly in recent quarters, we cannot be certain that we can sustain these growth rates or that we will achieve sufficient revenues for profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

We have been unable to fund our operations with the cash generated from our business. If we do not generate cash sufficient to fund our operations, we may need additional financing to continue our growth or our growth may be limited.

     To date, we have funded our operations from the sale of equity securities and have not generated sufficient cash from operations. Cash from revenues must increase significantly for us to fund anticipated development and marketing costs internally. If our cash flows are insufficient to fund these costs, we may need to fund our growth through additional debt or equity financings or reduce costs. Further, we may not be able to obtain financing on satisfactory terms. Our inability to finance our growth, either internally or externally, may limit our growth potential and our ability to execute our business strategy.

We have a limited operating history and expect to encounter risks and difficulties frequently faced by early stage companies in rapidly evolving markets. This subjects an investment in our stock to additional risks that our market may not develop as anticipated or that we may not successfully execute our business strategy.

     We have a limited operating history on which to base an evaluation of our business and prospects. We were formed in December 1995, and we initiated our online operations and first recognized revenues in March 1996. Accordingly, you must consider our prospects in light of the risks, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets such as online commerce. Because of our limited operating history, it is difficult to assess whether we will succeed at executing on our business strategy, managing growth, and addressing the market risks that we face in a rapidly developing market.

     The online market for gardening and gardening-related products is new and rapidly developing. As is typical for any new, rapidly developing market, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. It is also difficult to predict the online gardening market's future growth rate. The online gardening market may fail to develop, develop more slowly than expected or become saturated with competitors, or our products may not achieve or sustain market acceptance.

     To address these risks, we must maintain and expand our customer base, implement and successfully execute our business and marketing strategy, continue to develop and upgrade the technology and systems that we use to process customers' orders and payments, improve our Web sites, provide superior customer service, respond to competitive developments and attract, retain and motivate qualified personnel. We cannot assure you that we will be successful in addressing these risks, and our failure to do so could have a negative impact on our business, operating results and financial condition.

Our dependence on the highly seasonal gardening industry will cause our operating results to vary from quarter to quarter.

     Seasonal factors typically influence product availability and the timing of product shipments, which may affect both product demand and the period of revenue recognition and, in turn, influence our quarterly revenues and product margins. For instance, we expect our revenues to be relatively higher in our fourth fiscal quarter, which coincides with the spring gardening season, and relatively lower in our first fiscal quarter, reflecting decreasing consumer demand for garden products during the late summer. In addition, as is typical for gardening retailers, our product mix generally varies by season. Due to this variation in product mix offered during the year, our gross margin fluctuates on a quarterly basis reflecting the sale of higher margin products during the holiday season, such as gifts and decorating items, and the sale of lower margin products during the spring season, such as live plants. Furthermore, we anticipate that operating costs will typically increase in the third quarter of our fiscal year as marketing expenses increase in anticipation of the spring planting season.

     Due to our limited operating history, we believe it is difficult to predict the seasonal pattern of our future revenues and operating costs and the impact of such seasonality on our future operating results. If they become more pronounced, seasonal revenue and cost patterns may strain our personnel and fulfillment activities and could cause a shortfall in revenues as compared to costs in a given period.

We expect our quarterly operating results to fluctuate. If we fail to meet the expectations of public market analysts and investors, the market price of our common stock could decline.

     We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors, many of which are outside our control. As a result, we believe that quarterly comparisons of our operating results are not necessarily meaningful and that investors should not rely on the results of one quarter as an indication of our future performance. We believe it is likely that, in the future, fluctuations in our quarterly operating results will cause our results to fall below the expectations of securities analysts and investors, which could cause the price of our common stock to drop. We believe that many of the other risk factors listed in this prospectus may negatively affect our quarterly operating results and contribute to fluctuations. Further, our quarterly gross margins also may be impacted by a number of different factors that are difficult for us to anticipate at this stage in our business. Likely causes of gross margin fluctuations include changes in the mix of online product revenues as compared to advertising revenues, the mix of products sold and the mix of revenues derived from purchases originating from our Web sites and the Web sites of our distribution and advertising partners.

     Our limited operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult. Accordingly, we base our expenses in large part on our operating plans and future revenue projections. Most of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenues are lower than we project. Therefore, any significant shortfall in revenues would likely have an immediate, negative impact on our business, operating results and financial condition.

Establishing the Garden.com brand quickly and cost-effectively is essential for us to be successful. If we do not establish the Garden.com brand quickly, we may not capture sufficient market share or increase revenues enough to achieve profitability.

     We believe that we must establish, maintain and enhance the Garden.com brand to attract more customers to our Web sites and to generate revenues from product sales and advertising. Brand recognition and customer loyalty will become increasingly important as more companies with well-established brands in online services or the gardening industry offer competing services on the Internet. For example, existing gardening retailers with established brand names may establish an online presence that competes with our Web sites and existing online providers with better name recognition than Garden.com may begin selling garden products. Development of the Garden.com brand will depend largely on our success in providing a high quality online experience supported by a high level of customer service, which cannot be assured. We expect that we will need to increase substantially our spending on programs designed to create and maintain strong brand loyalty among customers and we cannot be certain that our efforts will be successful.

We expect significant increases in our operating expenses, which could have a negative impact on our operating results.

     We plan to increase our operating expenses substantially to develop our Garden.com brand nationally, offer new gardening-related products and services, enter into additional strategic relationships and further develop our technology and transaction-processing systems. These expenses will be incurred before we derive any revenues from this increased spending, and the timing of these expenses may contribute to fluctuations in quarterly operating results. If our revenues do not increase proportionately with these expenses, our net losses will be greater than expected.

We face additional potential stock-based compensation charges related to our relationship with Administaff.

     In July 1996, we began a co-employment arrangement with Administaff Companies, Inc., an independent company, involving all of our personnel. On March 31, 1999, the Financial Accounting Standards Board (FASB) issued an Exposure Draft of a FASB Interpretation, Accounting for Certain Transactions involving Stock Compensation -- an interpretation of APB Opinion No. 25. The FASB Exposure Draft, if adopted in its current form, could be interpreted to indicate that employees subject to co-employment arrangements would not be considered our employees for purposes of applying APB No. 25. If the FASB Exposure Draft is adopted in its current form and if we maintain our arrangement with Administaff, the final interpretation could require the fair value method of accounting for stock-based compensation to the leased employees, which could harm our results. If additional clarification regarding the definition of an employee is not provided in the final pronouncement and if we terminate this co-employment arrangement, we may be required to establish a new measurement date for stock options granted after December 15, 1998 to these employees for the purpose of accounting for stock options under APB No. 25. If a new measurement date is required to be established, we would recognize the deferred stock-based compensation which would be amortized over the remaining vesting periods of the options.

Gardening consumers may not accept our online solution. This may result in slower revenue growth, loss of revenues and increased operating losses.

     To be successful, we must attract and retain a significant number of consumers to our garden.com Web site at a reasonable cost. Any significant shortfall in the number of transactions occurring over our Web site will negatively affect our financial results by increasing or prolonging operating losses. Conversion of customers from traditional shopping methods to electronic shopping may not occur as rapidly as we expect, if at all. Therefore, we may not achieve the critical mass of customer traffic we believe is necessary to become successful. Specific factors that could prevent widespread customer acceptance of our solution, and our ability to grow revenues, include:

   .  customer concerns about the security of online transactions;

   . customer concerns about buying live plants and other gardening materials without first seeing them;

   .  pricing that may not meet customer expectations;

   . customer resistance to shipping charges, which generally do not apply to purchases from traditional retail outlets;

   . difficulties in timely shipment of plants, flowers and other live goods;

   .  shipment of damaged goods or wrong products from our suppliers;

   . delivery time before customers receive Internet orders, unlike the immediate receipt of products at traditional retail outlets; and

   .  difficulties in returning or exchanging orders.

We depend on the economic strength of the gardening industry and favorable general economic conditions. Any significant downturn in the gardening industry or in general economic conditions could result in decreased revenues and could seriously harm our business.

     We derive substantially all of our revenues directly or indirectly from the gardening industry, and our future operating results depend on the economic strength of this industry. Any significant downturn in the gardening industry could result in decreased revenues and seriously harm our business, operating results and financial condition. Purchases of gardening and gardening-related products are typically discretionary for consumers and may be harmed by negative trends in the general economy. In addition, our business strategy relies on advertising by and agreements with other Internet companies. Any significant deterioration in general economic conditions that harms these companies could result in decreased advertising revenues and have a negative impact on our business, operating results and financial condition.

Our business relies on our ability to maintain relationships with our suppliers to obtain sufficient quantities of quality merchandise on acceptable commercial terms. If we fail to maintain our supplier relationships on acceptable terms, our sales and profitability could suffer.

     Because we carry minimal inventory and rely largely on rapid fulfillment from our suppliers, our business would be seriously harmed if we were unable to develop and maintain relationships with suppliers that allow us to obtain sufficient quantities of quality merchandise on acceptable commercial terms. We purchase our products from more than 60 suppliers. Our contracts or arrangements with suppliers do not guarantee the availability of merchandise, establish guaranteed prices or provide for the continuation of particular pricing practices. Although we have alternative sources of supply for a small percentage of the products we offer, we have not established alternative sources for all our products. Our current suppliers may not continue to sell products to us on current terms or at all, and we may not be able to establish new supply relationships to ensure delivery of product in a timely and efficient manner or on terms acceptable to us. In addition, our supply contracts typically do not restrict a supplier from selling products to retailers other than online retailers, which could limit our ability to supply the quantity of product requested by our customers. If we cannot supply our products to consumers at acceptable prices, we may lose sales and market share as consumers make purchases elsewhere. Further, an increase in supply costs could increase operating losses beyond current expectations.

We depend on our third party suppliers to provide quality products directly to our customers. We could lose revenues and market share and harm our brand name if our suppliers fail to ship quality products to our consumers.

     Because our revenues depend on the number of customers who buy products from us, the reliability and quality of our products are critical to our operating results. We are heavily dependent on suppliers for assuring the quality and health of the products shipped directly to our customers. The failure of our suppliers to consistently provide high quality products could result in lost revenues, delays in customer acceptance, damage to our reputation and harm to our brand name. In addition, we do not currently maintain insurance against any product defect losses and, accordingly, could be subject to significant defense costs or damages in the event of a significant product defect claim.

Weather and other acts of nature could affect the supply of and demand for our products. As a result, inclement weather could increase our costs or decrease our revenues.

     Weather and other acts of nature outside of our control could negatively impact our business, operating results and financial condition. Adverse weather, such as frost, droughts, floods and other severe weather patterns, as well as plant diseases and pests can reduce or eliminate the supply of live products, which could lead to increased prices for available products. In addition, adverse weather or other growing conditions could negatively impact consumer demand for gardening and gardening-related products. For example, a late spring can lead to delayed or poor spring growing conditions for our live goods reducing product availability. Decreased availability could lead to reduced sales or increased costs and operating losses. Further, inclement weather during the peak gardening season in spring and early summer may discourage consumer gardening purchases.

Because we face significant competition from established traditional gardening retailers, mail order catalogs, online retailers and others, we may emerge from this period of growth with only a modest increase in market share or decreased profit margins.

     We may be unable to compete successfully against current and future competitors, and competitive pressures could have a negative impact on our business, operating results and financial condition. Online commerce, and specifically the online retail gardening market, is new and rapidly evolving, and we expect competition to intensify in the future as companies attempt to utilize the advantages of the Internet. Our competition includes existing companies that have built or are trying to establish an online retail presence, as well as new entrants trying to build a brand online. We currently or potentially compete with a variety of other companies, including:

   .  local nurseries and gardening centers;

   . home improvement superstores, such as Lowe's and Home Depot, and mass merchant retailers, such as Wal-Mart;

   . established gardening mail order catalogs, including Foster & Gallagher and Smith & Hawken;

   . media groups with existing, well-defined brands in the home and garden market, such as Martha Stewart Living; and

   . multi-channel online retailers seeking to diversify their product offerings, such as 1-800-FLOWERS and FTD.

     We expect competition to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential store-based, catalog and online competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and could enter into strategic or commercial relationships with larger, more established and well-financed companies. Due to their size and greater resources, many of our current and potential competitors may be able to secure services and products from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to Web site and systems development than we do. Their financial strength could prevent us from increasing market share. In addition, the development of new technologies and the expansion of existing technologies, such as price comparison programs that select specific products from a variety of Web sites, may increase competitive pressures on us. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition.

We depend upon Federal Express to deliver our products on a timely and consistent basis. A deterioration in our relationship with Federal Express could decrease our ability to track shipments, cause shipment delays, and increase our shipping costs and the number of damaged products.

     Our supply and distribution system is dependent upon our relationship with Federal Express. Federal Express ships approximately 90% of our orders, and we do not currently maintain a distribution relationship with any other carrier. Because we do not have a written agreement with Federal Express, we cannot be sure that our relationship will continue on terms favorable to us, if at all. If our relationship with Federal Express is terminated or impaired or if Federal Express is unable to deliver product for us, whether through labor shortage, slow down or stoppage, deteriorating financial or business condition or for any other reason, we would be required to use alternative carriers for the shipment of products to our customers. We may be unable to engage an alternative carrier on a timely basis or upon terms favorable to us. Changing carriers would likely have a negative effect on our business, operating results and financial condition. Potential adverse consequences include:

   .  reduced visibility into order status and package tracking;

   .  delays in order processing and product delivery;

   .  increased cost of delivery, resulting in reduced gross margins; and

   . reduced shipment quality which may result in damaged products and customer dissatisfaction.

We rely substantially on our relationships with America Online and other online services, search engines and directories to drive traffic to our Web sites. If these relationships do not continue, it will be difficult for us to increase market share and achieve profitability.

     We have relationships with America Online and other online services, search engines and directories to provide content and advertising banners that hyperlink to our Web sites. We rely on search engines, directories and other navigational tools to direct traffic to our Web sites. We cannot be sure that such relationships will be available to us in the future on acceptable commercial terms, if at all. If we are unable to maintain satisfactory relationships with these parties on acceptable commercial terms, or if our competitors are better able to leverage such relationships, our business, operating results and financial condition could be negatively affected. We may not achieve sufficient online traffic or product purchases to realize sufficient sales to compensate for our significant obligations to these distribution and advertising partners. Failure to achieve sufficient traffic or generate sufficient revenues from purchases originating from third-party Web sites would likely reduce our profit margins and may result in termination of these types of relationships. Without these relationships, it is unlikely that we can sufficiently increase market share and achieve profitability.

Our performance, including our revenue growth, depends on our ability to offer new and expanded products and services.

     We plan to introduce new and expanded products and services and to enter into new relationships with third parties in order to generate additional revenues, attract more consumers, increase market share and respond to competition. We may be unable to offer such products or services in a cost-effective or timely manner. Furthermore, any new product or service we launch that is not favorably received by consumers could damage our reputation and brand name, resulting in lower revenues. Expansion of our products or services in this manner would also require significant additional expenses and development and may strain our management, financial and operational resources. Our business, operating results and financial condition could be seriously harmed if we are unable to generate revenues from expanded services or products sufficient to offset their cost. Our success also depends on our ability to accurately determine the products and features required by customers and to design and implement offerings that meet these requirements in a timely and efficient manner. We may be unsuccessful in determining customer requirements, and our offerings may not adequately satisfy current or future customer demands. Furthermore, even if we correctly forecast customer demands, we may be unable to design and implement a Web site that meets these demands.

We have experienced significant growth in our business in recent periods and any inability to manage this growth and any future growth could harm our business.

     Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our management and resources. Any failure to manage growth effectively could seriously harm our business and operating results. We have grown from 48 employees on June 30, 1998 to 169 employees on June 30, 1999. We have also recently moved into new headquarters and significantly expanded our operations. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financing and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, sales and operations organizations. These processes are time consuming and expensive, will increase management responsibilities and will divert management attention.

We rely on content and technologies licensed from third parties. The loss of or increase in cost of our licensed content and technology may impair our ability to assimilate and maintain consistent, appealing content or maintain and improve the services we offer to consumers.

     We intend to continue to strategically license a portion of our content for our Web sites from third parties, including content that is integrated with internally developed content and used on our Web sites to provide key services. Although substantially all of the content on garden.com is developed and created internally, we license a majority of the content for our Virtual Garden site from third parties. These third party content licenses may be unavailable to us on commercially reasonable terms, and we may be unable to integrate third party content successfully. Such content licenses may expose us to increased risks, including:

   .  the risks associated with the assimilation of new content;

   .  the diversion of resources from the development of our content;

   . the inability to generate revenues from new content sufficient to offset associated acquisition costs; and

   .  the maintenance of uniform, appealing content.

     The inability to obtain any of these licenses could result in delays in site development or services until equivalent content can be identified, licensed and integrated. Any such delays in site development or services could negatively impact our business, operating results and financial condition.

     We currently license some of the technology incorporated into our Web sites from third parties. For example, third parties have developed substantially all of the hardware used for our Web sites. However, we have developed a majority of the software that we use to run our Web sites. Therefore, we rely to a material extent on technology developed and licensed from third parties. This reliance on licensed technology exposes us to increased risks:

   . third parties from which we license our technology may not be able to defend successfully their proprietary rights against claims of infringement, which could cause us to lose our rights to use such technology or increase our licensing costs;

   . third parties from which we license our technology may not develop new technology quickly enough to meet our needs for improvement; and

   . renewals, replacements and upgrades for our licensed technology may not be available on commercially reasonable terms.

     The loss of existing technology licenses could negatively affect the performance of our existing services until equivalent technology can be identified, obtained and integrated. Failure to obtain new technology licenses may result in delays or reductions in the introduction of new features, functions or services. Our business could suffer if these risks materialize.

Protection of our domain names is uncertain. If we cannot protect our domain names, it will impair our ability to brand successfully the Garden.com name.

     We currently hold various World Wide Web domain names, including garden.com. The acquisition and maintenance of domain names generally is regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not successfully carry out our business strategy of establishing a strong brand for Garden.com if we cannot prevent others from using similar domain names or trademarks. This could impair our ability to increase market share and revenues.

Our operating results depend on our internally developed Web sites, network infrastructure and transaction-processing systems.

     The satisfactory performance, reliability and availability of our Web sites, transaction-processing systems and network infrastructure are critical to our operating results, as well as to our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of our Web sites or reduced performance of the transaction systems would reduce the volume of sales and the attractiveness of our service offerings, which would seriously harm our business, operating results and financial condition. We are currently upgrading our system architecture to accommodate increased traffic and processing needs. We expect this process to be time consuming and expensive and our upgrade may not be successful.

     We use internally developed systems for our Web sites and substantially all aspects of transaction processing, including customer profiling and order verifications. We have experienced periodic systems interruptions due to server failure, which we believe will continue to occur from time to time. If the volume of traffic on our Web sites or the number of purchases made by customers substantially increases, we will need to further expand and upgrade our technology, transaction processing systems and network infrastructure. We have experienced and expect to continue to experience temporary capacity constraints due to sharply increased traffic during sales or other promotions, which cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and delays in reporting accurate financial information.

     Our transaction processing systems and network infrastructure may not be able to accommodate increases in traffic in the future. We may be unable to project accurately the rate or timing of traffic increases or successfully upgrade our systems and infrastructure to accommodate future traffic levels on our

Web sites. In addition, we may be unable in a timely manner to effectively upgrade and expand our transaction processing systems or to successfully integrate any newly developed or purchased modules with our existing systems. Any inability to do so could negatively impact our sales volume, business, operating results and financial condition.

Our computers and communications systems are vulnerable to damage or interruption which may hinder our ability to deliver timely information or execute online transactions.

     Our ability to successfully receive and fulfill orders and provide high quality customer service depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Substantially all of our computer and communications systems are located in three separate locations in Austin, Texas. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and confirm customer orders. The occurrence of any of the foregoing risks could negatively impact our sales volume, business, operating results and financial condition.

If we expand our business internationally, our business would become increasingly susceptible to numerous international business risks and challenges that could affect our profitability.

     We believe that the current globalization of the economy requires businesses to pursue or consider pursuing international expansion. We will probably expand into international markets. Although we have not had international sales revenue to date, we may increase our international sales efforts. International sales are subject to inherent risks and challenges that could affect our profitability, including:

   .  the need to develop new supplier relationships;

   . unexpected changes in international regulatory requirements and tariffs;

   .  difficulties in staffing and managing foreign operations;

   .  longer payment cycles;

   .  greater difficulty in accounts receivable collection;

   .  potential adverse tax consequences;

   .  price controls or other restrictions on foreign currency; and

   .  difficulties in obtaining export and import licenses.

     To the extent we generate international sales in the future, any negative effects on our international business could impact detrimentally our business, operating results and financial condition as a whole. In particular, gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced gross revenues and/or gross margins from dollar-denominated international sales.

Future acquisitions could increase the risk of our business.

     We may broaden the scope and content of our Web sites by acquiring other online services and businesses or other gardening enterprises. As part of our business strategy, we expect to review acquisition prospects that would complement our existing business, augment the distribution of our content and community or enhance our technical capabilities. We anticipate that we will acquire other businesses or assets meeting our strategic goals that can be purchased on terms acceptable to us. We may not locate suitable acquisition opportunities. Any future acquisitions would expose us to increased risks, including:

   .  issuances of equity securities that may dilute existing stockholders;

   .  increased debt obligations or contingent liabilities;

   . risks associated with the assimilation of new operations, Web sites and personnel;

   . the diversion of resources from our existing businesses, sites and technologies;

   . the inability to retain the customers of acquired businesses and generate sufficient revenues from new sites or businesses to offset associated acquisition costs;

   . the maintenance of uniform standards, controls, procedures and policies; and

   . the impairment of relationships with employees and customers as a result of any integration of new management personnel.

     If these risks materialize, future acquisitions could require additional capital investment or result in additional operating losses, amortization of goodwill and other intangible assets or other charges against earnings.

We are subject to government regulations relating to the shipment of live goods, fertilizers and other products, which exposes us to risks that we will be fined or exposed to civil or criminal liability, receive negative publicity or be prevented from shipping products into one or more states.

     We are subject to federal, state and local laws and regulations relating to the shipment of live goods, fertilizers and other products. For instance, various federal, state and local authorities regulate the shipment of plants and products across their borders, in an attempt to restrict the introduction of harmful plants, pests and diseases. Additionally, products marketed or that may be marketed as fertilizers or pesticides are subject to federal, state and local laws and regulations. We currently rely on our suppliers to comply with these laws and regulations. However, we are unable to verify that our suppliers have complied or will comply with all such laws and regulations. We could be subject to the following if these requirements have not been fully met by our suppliers or by us directly:

   . we could be fined or exposed to civil or criminal liability or remediation expenses;

   .  we could receive negative publicity, devaluing our brand name; and

   .  we may be prevented from shipping products into one or more states.

We may be adversely impacted by the Year 2000 because our systems or our suppliers' systems may fail.

     We believe that our internal computer systems are Year 2000 compliant and we do not anticipate that we will incur significant expenditures to ensure that such systems will function properly with respect to dates in the Year 2000 and beyond. However, the systems and software of third parties on which we rely, including content providers, advertisers and affiliates may contain errors or faults with respect to the Year 2000. For example, we depend on financial institutions to process credit card transactions, on telecommunications vendors to maintain our network and on Federal Express to deliver product to customers. Known or unknown errors or defects that affect the operation of our software and systems and those of third parties, including content providers, advertisers and affiliates, could result in delay or loss of revenue, interruption of services, cancellation of customer contracts, diversion of development resources, damage to our reputation, increased service and warranty costs, and litigation costs. A more detailed description of our Year 2000 compliance is in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Risks Related to the Internet Industry

Our performance depends on the growth and acceptance of the Internet as a medium for commerce. Without the growth and acceptance of electronic commerce, we may not achieve the revenue growth required for us to achieve profitability.

     We cannot be sure that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and commercial online services as a medium for commerce, particularly for purchases of gardening and gardening-related products. Even if consumers adopt the Internet as a medium for commerce, we cannot be sure that the necessary infrastructure will be in place to process such transactions. Our long-term viability depends substantially upon the widespread acceptance and the development of the Internet as an effective medium for consumer commerce. Use of the Internet to effect retail transactions is at an early stage of development. Convincing consumers to purchase gardening-related products online may be particularly difficult because consumers are accustomed to a high degree of human interaction in purchasing gardening-related products.

     Demand for recently introduced services and products over the Internet and commercial online services is subject to a high level of uncertainty and few proven services and products exist. The development of the Internet and commercial online services into a viable commercial marketplace is subject to a number of factors, including:

   .  continued growth in the number of users of such services;

   .  concerns about transaction security;

   .  continued development of the necessary technological infrastructure;

   .  development of enabling technologies;

   .  uncertain and increasing government regulation; and

   .  the development of complementary services and products.

     To the extent that the Internet and other online services continue to experience growth in the number of users and frequency of use by consumers resulting in increased bandwidth demands, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and negatively impact use of the Internet and other online services generally and us in particular. If the use of the Internet and other online services fails to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services do not effectively support growth that may occur or if the Internet and other online services do not become a viable commercial marketplace, our sales growth may be insufficient to achieve profitability, and our operating results and financial condition will consequently suffer.

Rapid technological change could render our Web sites and systems obsolete and require significant capital expenditures.

     If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition could be harmed. The Internet and the online commerce industry are characterized by rapid technological change, sudden changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing online sites and proprietary technology and systems obsolete. The emerging nature of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our online services, particularly in response to competitive offerings. Our success will depend, in part, on our ability:

   .  to enhance our existing services;

   . to develop and license new services and technology that address the increasingly sophisticated and varied needs of our prospective customers; and

   . to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     The development of Web sites and other proprietary technology entails significant technical and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively or adapt our Web sites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. Updating our technology internally and licensing new technology from third parties may require significant additional capital expenditures and could affect our profitability.

We are exposed to risks associated with online commerce security and credit card fraud, which may reduce collections and discourage online transactions.

     Consumer concerns about the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and online commerce. To securely transmit confidential information, such as customer credit card numbers, we rely on encryption and authentication technology that we license from third parties. We cannot predict whether events or developments will result in a compromise or breach of the algorithms we use to protect customer transaction data. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. Our business may be adversely affected if our security measures do not prevent security breaches and we cannot assure that we can prevent all security breaches.

     To date, we have suffered minor losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders in each case. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature. A failure to adequately control fraudulent credit card transactions could reduce our collections and harm our business.

We could face liability for information retrieved from or transmitted through our Web sites, which could result in high litigation or insurance costs.

     As a publisher and distributor of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute. Claims have been successfully brought against online services. In addition, we do not and cannot practically screen all of the content generated by our users on the bulletin board system on our Web sites, and we could be exposed to liability with respect to such content. Although we carry general liability insurance, our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could negatively impact our reputation and result in litigation costs or increased insurance costs.

Future government regulations of the Internet could decrease demand for our product or increase our costs of conducting business.

     New Internet legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Internet and online commerce, or the application of existing laws and regulations to the Internet and online commerce could harm our business, operating results and financial condition. We are subject to regulations applicable to businesses generally and laws or regulations directly applicable to communications over the Internet and access to online commerce. Although there are currently few laws and regulations directly applicable to the Internet and online retailing services, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust, taxation and characteristics and quality of products and services. For example, the United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and transmission of sexually explicit material and the European Union recently enacted its own privacy regulations. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations regarding Internet commerce and communications may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, leading to further losses.

     Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. Additionally, German authorities have challenged major U.S. online services for making certain content accessible in Germany. If we were alleged to have violated federal, state or foreign civil or criminal law, we could be subject to liability, and even if we could successfully defend such claims, they may involve significant legal compliance and litigation costs.

Risks Related to the Securities Markets

No public market for our common stock currently exists and our stock price may fluctuate after this offering. As a result, investors in our common stock may not be able to resell their shares at or above the initial public offering price.

     The market price for our common stock will vary from the initial public offering price. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

   .  variations in quarterly operating results;

   .  changes in financial estimates by securities analysts;

   .  changes in market valuations of online commerce companies;

   . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

   .  loss of a major supplier;

   .  additions or departures of key personnel;

   .  sales of common stock in the future; and

   . fluctuations in stock market price and trading volume, which are particularly common among highly volatile securities of Internet and online commerce companies.

     As a result, investors in our common stock may not be able to resell their shares at or above the initial public offering price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert our management's attention and resources, which could negatively impact our business, operating results and financial condition.

We may be unable to meet our future capital requirements and execute on our business strategy.

     We expect the net proceeds from this offering, current cash balances, cash equivalents and commercial credit facilities to meet our working capital and capital expenditure needs for at least the next 12 months. Because we are not currently generating sufficient cash to fund our operations, we may be forced to rely on external financing to meet future capital requirements. After the next 12 months, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. Our capital requirements depend upon several factors, including the rate of market acceptance, our ability to expand our customer base and increase revenues, our level of expenditures for marketing and sales, the cost of Web site upgrades and other factors. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Further, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds, if needed, on acceptable terms, we may not be able to continue our operations, develop or enhance our Web site, grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could negatively impact our business, operating results and financial condition.

A substantial number of our securities may be sold in the market in the near future. This could cause our stock price to decline significantly, even if our business is doing well.

     After this offering, we will have 16,921,710 shares of outstanding common stock. This includes the 4,100,000 shares we are selling in this offering, which may be immediately resold in the public market. The remaining 76% or, [12,821,710] million shares of our total outstanding shares will become available for resale in the public market in the near future. In addition, 1,800 shares of common stock are issuable upon exercise of options exercisable within 90 days of the date of this prospectus.

     As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. See "Shares Eligible for Future Sale" for further discussion of these issues.

Our existing stockholders will exercise significant control over Garden.com, which could delay or prevent someone from acquiring or merging with us.

     On completion of this offering, executive officers and directors and their affiliates will beneficially own, in the aggregate, approximately 51.6% of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us. See "Principal Stockholders."

The broad discretion we have in the use of proceeds of this offering increases the risk that we may not use them effectively or that we may use them in ways with which you or the market in general may not agree.

     The net proceeds of this offering will be added to our working capital and will be available for general corporate purposes, including operating expenses and capital expenditures, such as upgrading our computer systems architecture. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, services or products. We cannot state with certainty particular uses for the net proceeds from this offering. Our management will have broad discretion in the use of the net proceeds. Our stock price could decline if the market does not view favorably our use of the proceeds from this offering. See "Use of Proceeds."

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

     Our Restated Certificate of Incorporation and Amended and Restated By-laws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by:

   .  authorizing the issuance of "blank check" preferred stock;

   . providing for a classified board of directors with staggered, three-year terms;

   .  prohibiting cumulative voting in the election of directors;

   .  limiting the persons who may call special meetings of stockholders;

   .  prohibiting stockholder action by written consent; and

   . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     Certain provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. For a detailed description of the anti-takeover provisions in our charter documents, see "Description of Capital Stock--Delaware Anti-Takeover Law and Our Restated Certificate of Incorporation and Amended and Restated By-law Provisions."

Investors purchasing shares in this offering will face immediate and substantial dilution.

     The initial public offering price of our common stock is expected to exceed substantially the tangible net book value per share of the common stock immediately after this offering. Based upon the midpoint of the estimated offering price range, you could pay as much as $12.00 per share and the net tangible book value per share is expected to be $3.93 immediately after the offering. The net tangible book value per share represents the per share value of our tangible assets after subtracting our liabilities. Further, investors in this offering will contribute approximately 49% of our net tangible assets, but will own only approximately 24% of our company.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

     We will receive net proceeds of $44,500,000 from the sale of 4,100,000 shares of common stock at an assumed initial public offering price of $12.00 per share after deducting underwriting discounts and commissions of $3,444,000 and expenses of $1,256,000. We will not receive any proceeds from the sale of common stock by the selling stockholders.

     The primary purposes of this offering are to obtain additional capital, create a public market for our common stock and facilitate future access to public markets. Through June 30, 2001, we presently intend to use the proceeds of this offering, together with our current cash balances, cash equivalents and short-term investments, as follows: 56.7% for marketing and sales, 18.0% for content and product development and the remaining 25.3% for working capital and capital expenditures such as upgrading our computer systems architecture. Although we may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, we currently have no commitments or agreements for such acquisitions and are not involved in negotiations regarding any acquisitions. Pending use of the net proceeds for the above purposes, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future.

     We have a revolving credit facility under which we had borrowed approximately $148,000 as of June 30, 1999. The terms of our bank credit agreement for this revolving credit facility prohibit us from paying cash dividends on shares of our common stock.

                               PREEMPTIVE RIGHTS

     The holders of our Series E Preferred Stock have a preemptive right to purchase shares of common stock sold in this offering at the initial public offering price. This preemptive right is limited to the right to purchase in this offering up to 25% of that number of shares of common stock that would be required to be sold to that Series E holder to maintain its pre-offering percentage ownership assuming conversion of all Series E shares into common stock. The shares of Series E Preferred Stock will convert into shares of common stock on a one for one basis. As of the date of this prospectus, such stockholders have the right to purchase approximately 253,073 of the shares to be issued in this offering, assuming the over-allotment options will not be exercised. Shares purchased by these stockholders under their preemptive rights will reduce the number of shares available to new investors in this offering.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999 on an actual, pro forma and pro forma as adjusted basis. The "actual" column reflects our capitalization as of June 30, 1999 on a historical basis, without any adjustments to reflect subsequent events or anticipated events. The "pro forma" column reflects our capitalization as of June 30, 1999 with adjustments for the following:

   . the filing of a Restated Certificate of Incorporation authorizing 50,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock;

   . the amendment to Garden.com's Restated Certificate of Incorporation which resulted in a four-for-five reverse stock split of our outstanding shares of common stock and preferred stock;

   . the automatic conversion of 11,637,397 shares of outstanding preferred stock including the outstanding shares of Series E Preferred Stock into 11,637,397 shares of common stock on a one for one basis upon the closing of this offering.

     The "pro forma as adjusted" column reflects our capitalization as of June 30, 1999 with the preceding "pro forma" adjustments plus:

   . the receipt of the estimated net proceeds from our sale of 4,100,000 shares of common stock at an assumed initial public offering price of $12.00 per share.

     None of the columns set forth below reflect the following:

   . the exercise of options to purchase 1,157,880 shares of common stock outstanding as of June 30, 1999, at an average exercise price of $3.26, the exercise of warrants to purchase 584,467 shares of preferred stock outstanding as of June 30, 1999, at an average exercise price of $2.74, and 2,000,000 shares of common stock reserved for issuance under our stock plans.

     The information shown in the table below is qualified by, and should be read in conjunction with our more detailed financial statements and the related notes appearing elsewhere in this prospectus.

                                                  June 30, 1999
                                       ------------------------------------
                                                               Pro Forma As
                                       Actual     Pro Forma      Adjusted
                                       -------  -------------- ------------
                                                (in thousands)
                                                --------------
Current portion of long-term debt....  $   128     $    128      $   128
                                       -------     --------      -------
Long-term debt, less current
 portion.............................       20           20           20
Redeemable convertible preferred
 stock, $0.01 par value; 16,509,199
 shares authorized, 11,637,397 issued
 and outstanding actual; no shares
 authorized, none issued and
 outstanding pro forma and pro forma
 as adjusted.........................   48,215           --           --
Warrants to purchase redeemable
 convertible preferred stock.........       24           24           24
Stockholders' equity:
 Preferred Stock, $0.01 par value;
  16,509,199 shares authorized,
  11,637,397 shares issued and
  outstanding actual; 5,000,000
  shares authorized, no shares issued
  and outstanding pro forma and pro
  forma as adjusted..................       --           --           --
 Common Stock, $0.01 par value,
  12,000,000 shares authorized,
  1,156,753 issued and outstanding
  actual; $0.01 par value 12,794,150
  shares issued and outstanding pro
  forma; 50,000,000 shares
  authorized, 16,894,150 shares
  issued and outstanding pro forma as
  adjusted...........................       12          128          169
Additional paid-in capital...........    5,768       53,867       98,367
Deferred compensation................   (2,305)      (2,305)     (2,305)
Accumulated deficit..................  (29,835)     (29,835)     (29,835)
                                       -------     --------      -------
 Total stockholders' deficit.........  (26,360)      21,855       66,355
                                       -------     --------      -------
  Total capitalization...............  $22,027     $ 22,027      $66,527
                                       =======     ========      =======

                                    DILUTION

     Our pro forma net tangible book value as of June 30, 1999 was $21,855,349, or approximately $1.71 per share of common stock. Pro forma net tangible book value per share represents the amount of our total assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of each share of preferred stock into one share of common stock upon completion of this offering. After giving effect to the sale of the 4,100,000 shares of common stock offered hereby at an assumed initial public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value as of June 30, 1999 would have been $66,355,349, or approximately $3.93 per share. This represents an immediate increase in pro forma net tangible book value of $2.22 per share to existing stockholders and an immediate dilution in net tangible book value of $8.07 per share to new investors of common stock in this offering. Based upon the midpoint of the offering price range, new investors will pay $12.00 per share and the net tangible book value per share is expected to be $3.93 immediately after the offering. The net tangible book value per share represents the per share value of our tangible assets after subtracting our liabilities. Further, investors in this offering will contribute approximately 49% of our net tangible assets, but will own approximately 24% of our company. The following table illustrates this dilution on a per share basis:

   Assumed initial public offering price per share................       $12.00
     Pro forma net tangible book value per share as of June 30,
      1999........................................................ $1.71
     Increase in pro forma net tangible book value per share
      attributable to
      new investors...............................................  2.22
                                                                   -----
   Pro forma net tangible book value per share after offering.....         3.93
                                                                         ------
   Dilution in pro forma net tangible book value per share to new
    investors.....................................................       $ 8.07
                                                                         ======

     The following table sets forth, on a pro forma basis as of June 30, 1999, the number of shares of common stock purchased from Garden.com, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses.

                             Shares Purchased  Total Consideration  Average
                            ------------------ -------------------   Price
                              Number   Percent   Amount    Percent Per Share
                            ---------- ------- ----------- ------- --------- ---
   Existing stockholders..  12,794,150    76%  $50,623,496    51%   $ 3.96
   New investors..........   4,100,000    24    49,200,000    49     12.00
                            ----------   ---   -----------   ---
     Total................  16,894,150   100%  $99,823,496   100%
                            ==========   ===   ===========   ===

     The foregoing discussion and tables assume no exercise of stock options or warrants outstanding as of June 30, 1999. As of June 30, 1999, there were outstanding options to purchase 1,157,880 shares of common stock at a weighted average exercise price of $3.26 per share and 1,360,000 shares were reserved for issuance under our stock plan. As of June 30, 1999, there were outstanding warrants to purchase 584,467 shares of preferred stock at a weighted average exercise price of $2.74 per share. The foregoing discussion also excludes an additional 640,000 shares reserved for issuance under stock plans amended or adopted in connection with this offering. To the extent that any shares available for issuance upon exercise of outstanding options or warrants or pursuant to our stock plans are issued, there will be further dilution to new public investors.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the period from October 2, 1995 (inception) to June 30, 1996, for the fiscal years ended June 30, 1997, 1998 and 1999 and the balance sheet data as of June 30, 1997, 1998 and 1999 are derived from our financial statements that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. Actual results are not necessarily indicative of future results.

                                   Period from        Fiscal Year Ended
                                 October 2, 1995          June 30,
                                 (inception) to  -----------------------------
                                  June 30, 1996   1997      1998       1999
                                 --------------- -------  ---------  ---------
                                  (in thousands, except share and per share
                                                    data)
Statement of Operations Data:
 Revenues:
  Products......................     $     8     $   308  $   1,283  $   4,952
  Advertising...................         --            8         56        442
                                     -------     -------  ---------  ---------
    Total revenues..............           8         316      1,339      5,394
                                     -------     -------  ---------  ---------
 Cost of revenues:
  Products......................           5         242      1,086      4,466
  Advertising...................         --            4         22         74
                                     -------     -------  ---------  ---------
    Total cost of revenues......           5         246      1,108      4,540
                                     -------     -------  ---------  ---------
 Gross profit...................           3          70        231        854
 Operating expenses:
  Marketing and sales...........         189         927      2,410     13,305
  Content and product
   development..................         161         858      1,188      3,167
  General and administrative....         340         765      1,510      4,225
                                     -------     -------  ---------  ---------
    Total operating expenses....         690       2,550      5,108     20,697
                                     -------     -------  ---------  ---------
 Operating loss.................        (687)     (2,480)    (4,877)   (19,843)
 Other income and expense.......          22          40        193        784
                                     -------     -------  ---------  ---------
 Net loss.......................     $  (665)    $(2,440) $  (4,684) $ (19,059)
                                     =======     =======  =========  =========
 Beneficial conversion feature
  and insubstance dividend......         --          --         --      (2,700)
                                     -------     -------  ---------  ---------
 Net loss applicable to common
  stockholders..................        (665)     (2,440)    (4,684)   (21,759)
                                     =======     =======  =========  =========
 Basic net loss per share.......     $ (0.95)    $ (2.44) $   (4.68) $  (20.48)
                                     =======     =======  =========  =========
 Shares used to compute basic
  net loss per share............     561,651     999,993  1,000,820  1,062,696
                                     =======     =======  =========  =========
                                   Period from
                                 October 2, 1995          June 30,
                                 (inception) to  -----------------------------
                                  June 30, 1996   1997      1998       1999
                                 --------------- -------  ---------  ---------
                                               (in thousands)
Balance Sheet Data:
 Cash and cash equivalents......     $   114     $ 4,948  $  19,042  $  15,340
 Working capital................         (10)      4,568     18,308     18,323
 Total assets...................         323       5,423     20,489     25,222
 Total liabilities and deferred
  revenue.......................         251         586      1,473      3,343
 Total redeemable convertible
  preferred stock, warrants, and
  stockholders' deficit.........          92       4,837     19,015     21,879

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Financial Statements and the related notes. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus. See "Forward-Looking Statements."

Overview

     We were formed in December 1995 as Garden Escape, Inc. as a result of a merger with The Asbury Group, Inc., a Texas company formed in October 1995. We began offering products for sale on our Web site in March 1996. For the period from our inception on October 2, 1995 through March 1996, we had no sales and our operating activities related primarily to developing our Web site and computer infrastructure and establishing supplier relationships. Since launching our Web site, we have continued these operating activities and have also focused on building sales momentum, extending our product offerings, establishing supplier and vendor relationships, promoting our brand and establishing distribution and customer solutions operations. As a result, our cost of sales and operating expenses have increased significantly. In February 1999, we changed the name of our company to Garden.com, Inc.

     We derive our revenues primarily from product sales and shipping charges. For approximately 90% of our product revenues, customers place orders on our Web site which orders are routed to the appropriate supplier. We take title and recognize revenues for products when they are shipped from the supplier to the customer. The remaining 10% of our product revenues are for products purchased and inventoried by us and shipped to customers when ordered. We buy products from the suppliers at a wholesale price and then sell the products to the customer at a retail price. The revenues we record reflect the sales price of the products collected from the customer. The revenues generated from shipping charges to our customers do not have a direct correlation to the costs that we pay Federal Express for shipping the products. Typically, we charge the customer a shipping amount equal to the greater of $4.50 and a variable percentage from 10 to 16 percent for shipping based on the total purchase amount. Revenues received from shipping charges are recognized when the related products for that order are shipped to the customer. Seasonal factors typically influence product availability and the timing of product shipments, which may affect the period of revenue recognition and, therefore, may influence our quarterly revenues and product margins. For instance, we expect our revenues to be relatively higher in our fourth fiscal quarter, which coincides with the spring gardening season, and relatively lower in our first fiscal quarter, reflecting decreasing consumer demand for garden products during the late summer. In addition, as is typical for gardening retailers, our product mix generally varies by season. Due to this variation in product mix offered during the year, our gross margin fluctuates on a quarterly basis reflecting the sale of higher margin products during the holiday season, such as gifts and decorating items, and the sale of lower margin products during the spring season, such as live plants.

     We also generate revenues through advertising on our Web sites. Approximately 90% of our advertising revenues represent transactions in which we recognize a short-term receivable that typically is converted into cash within 60 days. The remaining percentage of our advertising revenues consists of barter transactions in which we receive advertising in print publications with companies in exchange for offering those companies guaranteed impressions on our Web sites or offering them Web site services. Advertising revenues are derived principally from short-term advertising contracts in which we typically guarantee a minimum number of impressions to be delivered to users over a specified period of time for a fixed fee. Advertising revenues are recognized ratably in the period in which the advertisement is displayed. Because advertising revenues are less seasonal than product revenues, the higher gross margins associated with advertising revenue may have a more pronounced effect on the total gross margin in periods when product sales are lower.

     Since inception, we have incurred significant losses and, as of June 30, 1999, had incurred cumulative net losses of $26.8 million. We expect to experience operating losses and negative cash flow for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to brand development, marketing and other promotional activities, content development, technology and infrastructure development and other capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. Although our revenues have grown significantly in recent quarters, we cannot be certain that we can sustain these growth rates or that we will achieve sufficient revenues for profitability.

     We have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. To address these risks, we must maintain and expand our customer base, implement and successfully execute our business and marketing strategy, continue to develop and upgrade the technology and systems that we use to process customers' orders and payments, improve our Web site, provide superior customer service, respond to competitive developments and attract, retain and motivate qualified personnel. We cannot assure you that we will be successful in addressing these risks, and our failure to do so could have a negative impact on our business, operating results and financial condition.

Results of Operations

     The following table sets forth our results of operations expressed as a percentage of total revenues. Our historical operating results are not necessarily indicative of the results for any future period.

                                            Percentage of Revenues
                                            ---------------------------
                              Period from     Fiscal Year  Ended
                            October 2, 1995        June 30,
                            (inception) to  ---------------------------
                             June 30, 1996   1997      1998      1999
                            --------------- -------   -------   -------
Revenues:
 Products.................         100%          97%       96%       92%
 Advertising..............          --            3         4         8
                                ------      -------   -------   -------
  Total Revenues..........         100%         100       100       100
                                ------      -------   -------   -------
Cost of revenues:
 Products.................          63           77        81        83
 Advertising..............          --            1         2         1
                                ------      -------   -------   -------
  Total cost of revenues..          63           78        83        84
                                ------      -------   -------   -------
Gross profit..............          37           22        17        16

Operating expenses:
 Marketing and sales......       2,363          293       180       247
 Content and product
  development.............       2,012          272        89        59
 General and
  administrative..........       4,250          242       113        78
                                ------      -------   -------   -------
  Total operating
   expenses...............       8,625          807       382       384
                                ------      -------   -------   -------
Operating loss............      (8,588)        (785)     (365)     (368)
Other income and expense..        27.5           13        15        15
                                ------      -------   -------   -------
Net loss..................      (8,313)%       (772)%    (350)%    (353)%
                                ======      =======   =======   =======

Comparison of Fiscal Years Ended June 30, 1998 and June 30, 1999

Revenues

     Products. Product revenues consist of product sales to customers and charges to customers for shipping. Revenues for products are recognized when the products are shipped to the customer. Revenues are recorded net of promotional discounts and coupons. Product returns are recorded as a reduction of revenues. Product revenues increased 286% from $1.3 million, or 96% of total revenues, for the fiscal year ended June 30, 1998 to $5.0 million, or 92% of total revenues, for the fiscal year ended June 30, 1999. Product revenues increased primarily as a result of the 293% growth in our customer base, which we believe was primarily influenced by increased marketing activities, expanded product offerings and enhancements to the features and functionality of our Web sites.

     Advertising. Advertising revenues increased 689% from $56,000, or 4% of total revenues, for the fiscal year ended June 30, 1998 to $442,000, or 8% of total revenues, for the fiscal year ended June 30, 1999. Advertising revenues increased primarily due to a 159% increase in page views on the garden.com Web site from 36.9 million for the fiscal year ended June 30, 1998 to 95.7 million for the fiscal year ended June 30, 1999.

Gross Profit

     Gross profit consists of total revenues minus cost of total revenues. Cost of total revenues consists primarily of the cost of products sold to customers, shipping and handling costs for product sales, and advertising sales commissions paid both to a third party advertising agency and to our internal advertising sales department. Gross profit increased from $231,000 for the fiscal year ended June 30, 1998 to $854,000 for the fiscal year ended June 30, 1999. Gross margin decreased from 17% of total revenues for the fiscal year ended June 30, 1998 to 16% of total revenues for the fiscal year ended June 30, 1999 due primarily to a one-time promotional activity in the latter period designed to attract first-time customers, which was partially offset by an increase in higher margin advertising revenues. This one-time promotional activity, which decreased gross profit by $79,000, resulted in a decrease in gross margin from 17% to 16% for the fiscal year ended June 30, 1999.

Operating Expenses

     Marketing and Sales. Marketing and sales expenses consist primarily of advertising and promotional expenditures, payroll and related expenses for personnel engaged in marketing, customer solutions, advertising sales and distribution activities and distribution expenses. Marketing and sales expenses increased from $2.4 million, or 180% of total revenues, for the fiscal year ended June 30, 1998 to $13.3 million, or 247% of total revenues, for the fiscal year ended June 30, 1999. Marketing and sales expenses increased primarily due to a 689% increase from 1,364,000 in the fiscal year ended June 30, 1998 to 10,763,000 in the fiscal year ended June 30, 1999 in expenses related to advertising to promote our brand and to acquire new customers as well as a 158% increase from $1,467,178 in the fiscal year ended June 30, 1998 to $568,971 in the fiscal year ended June 30, 1999 in payroll and related costs used to hire additional marketing, sales, and customer solutions personnel. We intend to continue to pursue an aggressive branding and marketing campaign and to hire additional marketing and sales personnel and, therefore, expect marketing and sales expenses to increase significantly in absolute dollars in future periods. In addition, if our sales volume increases in future periods, we will need to continue to expand our customer solutions and distribution departments, which will result in increased marketing and sales expenses.

     Content and Product Development. Content and product development expenses consist of payroll and related expenses for personnel involved in creating and publishing content, product merchandising and Web site development. Our personnel involved in these efforts produce gardening related stories, graphics and photographs that appear in both our Web sites and the Garden Escape Magazine. In addition personnel involved in content and product development support our Web site infrastructure and product merchandising efforts, which involve the management of supplier relationships and product demand planning. Content and product development expenses increased from $1.2 million, or 89% of total revenues, for the fiscal year ended June 30, 1998 to $3.2 million, or 59% of total revenues, for the fiscal year ended June 30, 1999. The increase in content and product development expenses in absolute dollars is primarily due to a 141% increase from $820,250 in the fiscal year ended June 30, 1998 to $1,979,786 in the fiscal year ended June 30, 1999 in payroll and related costs used for hiring additional personnel as well as associated costs related to enhancing the products and features, editorial content and functionality of our Web sites. As a percent of total revenues, content and product development expenses decreased due to the increase in total revenues during the period. We believe that continued investment in content and product development is critical to attaining our strategic objectives and, as a result, we expect content and product development expenses to increase in absolute dollars.

     General and Administrative. General and administrative expenses consist of payroll and related expenses for general corporate functions, including supplier operations support, finance, facilities expenses, professional services expenses, depreciation and deferred compensation expense. Supplier operations support includes costs such as travel and computer related expenses incurred when consulting with new and existing suppliers. For example, we configure computer software and hardware located on the premises of our suppliers to ensure consistent and reliable shipping performance from those suppliers. General and administrative expenses increased from $1.5 million, or 113% of revenues, for the fiscal year ended June 30, 1998 to $4.2 million, or 78% of revenues, for the fiscal year ended June 30, 1999. The increase in general and administrative expenses in absolute dollars is primarily due to a 179% increase from $432,358 in the fiscal year ended June 30, 1998 to $1,204,281 in the fiscal year ended June 30, 1999 in payroll and related costs used for hiring additional personnel as well as associated expenses necessary to support the growth of our operations. As a percent of total revenues, general and administrative expenses decreased due to the increase in total revenues during the period. We expect general and administrative expenses to increase as we expand our staff, incur additional costs related to supplier operations support and facilities and incur costs related to being a public company.

     In the fiscal years ended June 30, 1998 and 1999, we recorded total deferred stock compensation expense of $314,000 and $2,739,000, respectively, in connection with stock options granted during the period. Such amount is amortized over the vesting periods of the applicable options, and resulted in additional general and administrative expenses of $73,000 and $674,000 for the fiscal years ended June 30, 1998 and 1999. These amounts represent the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of these grants.

Other Income

     Other income consists of interest earned on cash and cash equivalents and short-term investments offset by interest expense on borrowings. Other income increased from $193,000 for the fiscal year ended June 30, 1998 to $784,000 for the fiscal year ended June 30, 1999 as a result of interest earned on the net proceeds from the sale of our preferred stock in June 1998, April 1999 and May 1999.

Comparison of Fiscal Years Ended June 30, 1997 and June 30, 1998

Revenues

     Products. Product revenues increased 317% from $308,000, or 97% of total revenues, for the fiscal year ended June 30, 1997 to $1.3 million, or 96% of total revenues, for the fiscal year ended June 30, 1998. Product revenues increased primarily as a result of the 279% growth in our customer base.

     Advertising. Advertising revenues increased 600% from $8,000, or 3% of total revenues, for the fiscal year ended June 30, 1997 to $56,000, or 4% of total revenues, for the fiscal year ended June 30, 1998. Advertising revenues increased primarily due to a 739% increase in page views on the garden.com Web site from 4.4 million for the fiscal year ended June 30, 1997 to 36.9 million for the fiscal year ended June 30, 1998.

Gross Profit

     Gross profit increased from $70,000 for the fiscal year ended June 30, 1997 to $231,000 for the fiscal year ended June 30, 1998. Gross margin decreased from 22% of total revenues for the fiscal year ended June 30, 1997 to 17% of total revenues for the fiscal year ended June 30, 1998. Of the percentage decrease in gross margin, approximately 4% was associated with increased freight charges incurred as a result of switching most of our suppliers to shipping products through Federal Express.

Operating Expenses

     Marketing and Sales. Marketing and sales expenses increased from $927,000, or 293% of total revenues, for the fiscal year ended June 30, 1997 to $2.4 million, or 180% of total revenues, for the fiscal year ended June 30, 1998. The increase in marketing and sales expenses is primarily due to a 592% increase in expenses related to our advertising as well as a 36% increase from $417,681 in the fiscal year ended June 30, 1998 to $568,971 in the fiscal year ended June 30, 1999 in payroll and related costs. As a percent of total revenues, marketing and sales expenses decreased due to the increase in total revenues during the period.

     Content and Product Development. Content and product development expenses increased from $858,000, or 272% of total revenues, for the fiscal year ended June 30, 1997 to $1.2 million, or 89% of total revenues, for the fiscal year ended June 30, 1998. The increase in content and product development expenses is primarily due to a 35% increase from $606,523 in the fiscal year ended June 30, 1998 to $820,250 in the fiscal year ended June 30, 1999 in payroll and related costs as well as associated costs related to enhancing the products and features, editorial content and functionality of our Web sites. As a percent of total revenues, content and product development expenses decreased due to the increase in total revenues during the period.

     General and Administrative. General and administrative expenses increased from $765,000, or 242% of total revenues, for the fiscal year ended June 30, 1997 to $1.5 million, or 113% of total revenues, for the fiscal year ended June 30, 1998. The increase in general and administrative expenses is primarily due to a 107% increase from $208,840 in the fiscal year ended June 30, 1998 to $432,358 in the fiscal year ended June 30, 1999 in payroll and related costs as well as associated expenses necessary to support the growth of our operations. As a percent of total revenues, general and administrative expenses decreased due to the increase in total revenues during the period. In the fiscal year ended June 30, 1998, we recorded total deferred stock compensation expense of $314,000 in connection with stock options granted during the period. Such amount is amortized over the vesting periods of the applicable options, and resulted in additional general and administrative expenses of $73,000 for the fiscal year ended June 30, 1998. These amounts represent the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of these grants.

Other Income

     Other income increased from $40,000 for the fiscal year ended June 30, 1997 to $193,000 for the fiscal year ended June 30, 1998 as a result of interest earned on the net proceeds from the sale of our preferred stock in May 1997 and June 1998.

Selected Quarterly Results of Operations

     The following table sets forth selected unaudited statement of income data for the six quarters ended June 30, 1999, both in dollar amounts and as a percentage of total revenues. This data should be read in conjunction with the audited financial statements for the fiscal years ended June 30, 1998 and 1999 and related notes included elsewhere in this prospectus.

                                             Quarter Ended
                         ---------------------------------------------------------------
                         Mar. 31,   June 30,   Sept. 30,  Dec. 31,   Mar. 31,   June 30,
                           1998       1998       1998       1998       1999       1999
                         --------   --------   ---------  --------   --------   --------
                                             (in thousands)
Revenues:
  Products.............. $   220    $   636     $   333   $ 1,125    $   856    $ 2,637
  Advertising...........      10         16          25        87         83        247
                         -------    -------     -------   -------    -------    -------
   Total revenues.......     230        652         358     1,212        939      2,884
                         -------    -------     -------   -------    -------    -------
Cost of revenues:
  Products..............     168        555         359       898        763      2,446
  Advertising...........       4          8          13        32          8         20
                         -------    -------     -------   -------    -------    -------
   Total cost of
    revenues............     172        563         372       930        771      2,466
                         -------    -------     -------   -------    -------    -------
Gross profit............      58         89         (14)      282        168        418
Operating expenses:
  Marketing and sales...     404      1,381       2,133     1,246      3,686      6,239
  Content and product
   development..........     315        376         640       599        928      1,001
  General and
   administrative.......     394        529         721       778      1,062      1,664
                         -------    -------     -------   -------    -------    -------
   Total operating
    expenses............   1,113      2,286       3,494     2,623      5,676      8,904
                         -------    -------     -------   -------    -------    -------
Operating loss..........  (1,055)    (2,197)     (3,508)   (2,341)    (5,508)    (8,486)
Other income and
 expense................      52         58         248       192        124        220
                         -------    -------     -------   -------    -------    -------
Net loss................ $(1,003)   $(2,139)    $(3,260)  $(2,149)   $(5,384)   $(8,266)
                         =======    =======     =======   =======    =======    =======
                                      Percentage of Total Revenues
                         ---------------------------------------------------------------
                         Mar. 31,   June 30,   Sept. 30,  Dec. 31,   Mar. 31,   June 30,
                           1998       1998       1998       1998       1999       1999
                         --------   --------   ---------  --------   --------   --------
Revenues:
  Products..............      96%        98%         93%       93%        91%        91%
  Advertising...........       4          2           7         7          9          9
                         -------    -------     -------   -------    -------    -------
   Total revenues.......     100        100         100       100        100        100
                         -------    -------     -------   -------    -------    -------
Cost of revenues:
  Products..............      73         85         100        74         81         85
  Advertising...........       2          1           4         3          1          1
                         -------    -------     -------   -------    -------    -------
   Total cost of
    revenues............      75         86         104        77         82         86
                         -------    -------     -------   -------    -------    -------
Gross profit............      25         14          (4)       23         18         14
Operating expenses:
  Marketing and sales...     176        212         596       103        392        216
  Content and product
   development..........     137         58         179        50         99         35
  General and
   administrative.......     171         81         201        63        113         58
                         -------    -------     -------   -------    -------    -------
   Total operating
    expenses............     484        351         976       216        604        309
                         -------    -------     -------   -------    -------    -------
Operating loss..........    (459)      (337)       (980)     (193)      (586)      (295)
Other income and
 expense................      23          9          69        16         13          8
                         -------    -------     -------   -------    -------    -------
Net loss................    (436)%     (328)%      (911)%    (177)%     (573)%     (287)%
                         =======    =======     =======   =======    =======    =======

     Revenues decreased during the quarter ended September 30, 1998 due to the seasonal nature of the gardening industry and shipment of gardening products and, to a lesser extent, due to a promotion designed to encourage first time buyers with a coupon to be used on their first purchase. Revenues increased during the quarter ended December 31, 1998 as a result of increased holiday purchases and shipments. Revenues decreased during the quarter ended March 31, 1999 due to weather factors that caused the shipment of gardening products for the spring gardening season to extend into the next quarter. During the quarter ended June 30, 1999, revenues increased primarily as a result of increased product sales from the 1999 spring gardening season, and to a lesser extent due to the shipment of the gardening products that were delayed in shipping during the prior quarter. We expect that our revenues in the quarters ended March 31 and June 30 will continue to fluctuate from year to year depending on weather and other seasonal factors affecting spring gardening purchases spanning those two quarters.

     The negative gross margin in the quarter ended September 30, 1998 reflects costs associated with the coupon promotion during that quarter. This one-time promotional activity, which decreased gross profit by $79,000, resulted in a decrease in gross margin from 18% to (4%) for the quarter ended September 30, 1998. The decrease in our gross margin in the quarter ended June 30, 1999 reflects a relative increase in sales of lower margin live goods compared to higher margin products.

     Marketing and sales expenses as a percent of total revenues fluctuate quarter to quarter primarily due to varying levels of spending for seasonal brand promotion and marketing initiatives. We increase our marketing and sales expenses in the quarters ended September 30 and March 31 in anticipation of the holiday and spring gardening seasons. Marketing and sales expenses increased in the quarter ended June 30, 1999 due primarily to higher levels of advertising expenditures designed to promote our brand during the spring gardening season. Marketing and sales expenses as a percentage of total revenues were higher during the quarters ended September 30, 1998 and March 31, 1999 due to relatively lower total revenues during these quarters.

     Content and product development expenses increased during the quarters ended September 30, 1998, March 31, 1999, and June 30, 1999 as a result of hiring additional personnel to support the growth of our business. Content and product development expenses were also higher as a percentage of total revenues during the quarters ended September 30, 1998 and March 31, 1999 due to lower total revenues during these quarters.

     General and administrative expenses have increased each quarter as a result of hiring additional personnel to support the growth of our business, amortization of deferred compensation and, to a lesser extent, due to additional depreciation expense resulting from increases in our purchases of property and computer equipment. General and administrative expenses increased as a percentage of total revenues in the quarters ended September 30, 1998 and March 31, 1999 due to lower total revenues during these quarters.

     Other income increased in the quarters ended September 30, 1998 and June 30, 1999 due to interest earned on the proceeds received from our sale of our preferred stock.

     We expect to continue to experience significant fluctuations in our future operating results due to the above factors and other factors which may be outside our control. As a result, we believe quarterly comparisons of our operating results are not necessarily meaningful and that investors should not rely on the results of one quarter as an indication of our future performance. We believe it is likely that, in the future, fluctuations in our quarterly operating results may cause our results to fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline.

Liquidity and Capital Resources

     Since inception, we have financed our operations primarily through private placements of preferred stock and, to a lesser extent, from revenues generated by operations. As of June 30, 1999, we had approximately $15.3 million in cash and cash equivalents and $3.7 million in short-term investments.

     Net cash used in operating activities increased from $4.1 million for the fiscal year ended June 30, 1998 to $18.5 million for the fiscal year ended June 30, 1999. The increase in net cash used in operating activities can be substantially attributed to the increased net loss.

     Net cash used in investing activities increased from $684,000 for the fiscal year ended June 30, 1998 to $6.3 million for the fiscal year ended June 30, 1999. The increase in net cash used in investing activities resulted primarily from the purchase of securities for investment purposes and from the purchase of property and computer equipment.

     Net cash provided by financing activities increased from $18.9 million for the fiscal year ended June 30, 1998 to $21.1 million for the fiscal year ended June 30, 1999. The increase in net cash provided by financing activities resulted primarily from the proceeds from the sale of our preferred stock in April and May 1999.

     Our line of credit term note totals $400,000. At June 30, 1999, approximately $148,000 was outstanding under this line of credit term note. The facility bears interest at the bank's prime rate plus 1%. The assets purchased with the proceeds from the line of credit term note secure the borrowings under this line of credit term note. These assets consist primarily of purchased computer equipment.

     We have experienced a substantial increase in our capital expenditures since our inception, consistent with our growth in operations and staffing, and we anticipate that this will continue for the foreseeable future. Additionally, we continue to evaluate possible investments in businesses, products and technologies, and plan to expand our marketing programs and conduct more aggressive brand promotions. We currently expect that the net proceeds from this offering, together with our existing available funds, will be sufficient to meet our anticipated need for working capital and capital expenditures for at least the next 12 months. We cannot be certain that the underlying assumed levels of revenues and expenses will prove to be accurate. We may seek additional funding through public or private financings or other arrangements prior to such time. Adequate funds may not be available when needed or may not be available on terms favorable to us. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on our business, operating results and financial condition.

Effect of Recent Accounting Pronouncements

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," regarding operating segments. FAS No. 131 will require us to use the "management approach" in disclosing segment information and establishes requirements to report entity-wide disclosures about products and services, major customers, and material countries in which the entity holds assets and reports revenues. FAS No. 131 requires limited segment data on a quarterly basis. FAS No. 131 is effective for us during fiscal 1999. Since we consider our business activities as a single segment, the adoption of FAS No. 131 did not have a significant impact on our business, operating results and financial condition.

     The FASB recently issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 addresses the accounting for derivative instruments, including derivative instruments embedded in other contracts. Under SFAS No. 133, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. We do not anticipate that SFAS No. 133 will have an impact on our financial statements.

     On March 31, 1999, the FASB issued an exposure draft entitled "Accounting for Certain Transactions Involving Stock Compensation," which is a proposed interpretation of APB Opinion No. 25. The proposed interpretation, if adopted, would require that the fair value method of accounting for stock-based compensation be used for options granted to individuals who are not our employees. Because we have a leasing arrangement with a third party regarding employees, it is possible that these individuals could be deemed non-employees of Garden.com under the proposed interpretation. We believe that our entire work force qualifies as employees of Garden.com under common law. Therefore, the proposed interpretation, if adopted, is not expected to harm our financial results. However, the final interpretation could require the fair value method of accounting for stock-based compensation to our leased employees, which could harm our results.

Year 2000 Compliance

     The Year 2000 issue is the potential for system and processing failures of date-related data and is the result of the computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We may be affected by the Year 2000 issue related to non-compliant information technology, or IT, systems or non-IT systems operated by us or by third parties. We have not completed our assessment of our internal and external (third-party) IT systems and non-IT systems. As of the date of this filing, our Year 2000 compliance assessment is as follows:

   . Web site and database servers and Web site software applications provided by vendors, including Sun Microsystems, Apache, Oracle, Netgravity and Verity, all are now Year 2000 compliant per the specifications of the manufacturer.

   . Our Web site equipment is now Year 2000 compliant per the specifications of the manufacturer and assurance of our network service provider.

   . Our proprietary software assessment will be complete by the fall of 1999. We believe that we will be required to modify certain of our internally developed software used on our Web site. We believe we will become Year 2000 compliant prior to the end of the year.

   . Telecommunications equipment provided by vendors, including Northern Telecom and Southwestern Bell, are now all Year 2000 compliant per the specifications of the manufacturer.

   . Back-office network servers, software and equipment will require upgrades, or patches, from vendors, including Microsoft and Dell. We are in the process of making these upgrades, and anticipate these systems will be Year 2000 compliant by the fall of 1999. Our accounting software system is already Year 2000 compliant.

   . Personal computers and desktop applications will require upgrades, or patches, from vendors, including Microsoft and Dell. We are in the process of making these upgrades, and anticipate these systems will be Year 2000 compliant by the fall of 1999.

   . Non-IT systems assessment is in progress, and we anticipate will be complete by the end of the year. We do not believe non-IT systems Year 2000 compliance poses a material risk to us because no non-IT systems components are critical to our operating success. However, the non-IT systems of third parties may not be compliant. The compliance of the third parties' non-IT systems will be addressed in our external systems assessment in the fall of 1999.

   . We are now assessing our external systems. By the fall of 1999 we plan to obtain Year 2000 compliance assurances from suppliers of most of our products and from key external trading partners, including telecommunications and electricity service providers.

We do not have a contingency plan. We plan to establish our contingency plan after we have completed our Year 2000 compliance assessment in the fall of 1999. The costs associated with remediating our non-compliant IT systems and non-IT systems have not been material to date and we do not anticipate that such costs will be material in the future, although we cannot assure you that such costs will not be material.

     To the extent that our assessment is finalized without identifying any material noncompliant IT systems operated by us or by third parties, the likely worst case Year 2000 scenario is a systematic failure beyond our control, such as a prolonged telecommunications or electrical failure. Such a failure could prevent us from operating our business, prevent users from accessing our Web sites, or change the behavior of advertising consumers or persons accessing our Web sites. We believe that the primary business risks, in the event of such failure, would include:

   .  lost advertising revenues;

   .  increased operating costs;

   .  loss of consumers or persons accessing our Web sites; and

   .  claims of mismanagement, misrepresentation or breach of contract.

     Any of these risks would likely harm our business, operating results and financial condition.

                                    BUSINESS

Overview

     Garden.com is an online destination integrating gardening and gardening-related commerce, content and community. We currently operate three gardening Web sites, garden.com, our flagship Web site, virtualgarden.com and hortmag.com. Through our Web sites, we provide consumers with an intuitive, easy-to-use environment through which they can access a wide variety of gardening information and resources, purchase a broad selection of products, receive specific gardening advice and other personalized services and interact with an online gardening community. We offer our suppliers a branding opportunity, increased sales potential through an expanded customer base and the ability to improve demand forecasting. By interacting with both our customers and suppliers through the Internet, we provide consistent, high quality customer service and streamlined distribution. We use our proprietary supplier information system, Trellis, to provide information and submit orders to suppliers and to allow customers to track their orders. With over 16,000 products from over 60 suppliers, we believe we offer the world's largest line of quality gardening and gardening-related products, available in one convenient location.

     The number of visitors to our Web sites and the level of our online sales have grown rapidly over the last year. According to our internal database records, we estimate that the number of visitors to our Web sites grew from 1.4 million visitors during the quarter ended June 30, 1998 to 4.4 million visitors in the quarter ended June 30, 1999. Our revenues have increased from $652,000 in the quarter ended June 30, 1998 to approximately $2.9 million in the quarter ended June 30, 1999.

Industry Background

Gardening Industry

     Traditional Home Gardening Market. Gardening is one of the most popular pastimes in the U.S. According to the National Gardening Association (NGA), U.S. households spent $46.8 billion on garden and lawn products and landscaping services in 1998. In addition, the NGA estimates that more than 67 million households in the U.S. participated in home gardening in 1998, 97% of which purchased garden and lawn products, such as flowers, vegetables, herbs, trees, tools and shrubs. Purchases of garden and lawn products in 1998 totaled $30.1 billion, a 13% increase from 1997. Moreover, the average gardening consumer's annual spending increased from $342 in 1994 to $452 in 1998. In addition, we believe that gardening-related products, such as furniture, ornaments, outdoor living accessories and garden-inspired gifts, which are not included in these totals, represent significant market opportunities.

     Gardening Consumers. Gardening appeals to a broad cross-section of the U.S. population and is an increasingly popular activity among the baby boom generation, adults aged 35-53. As they move into their peak years in terms of discretionary income and home ownership, the baby boomers are also spending more time developing home-focused interests and hobbies, such as gardening and cooking. In addition, we believe women, like baby boomers, are an important component of the gardening market and, as consumers, influence 80% of all household purchases according to the November 1997 issue of Advertising Age.

     According to the NGA, gardeners typically purchase products from at least two different points in the retail channel. We believe today's time constrained gardener seeks the convenience of a single source for product information, high quality product selections and advice on product care.

     Traditional Retail Channel. The gardening industry's traditional retail channel has numerous participants and is highly fragmented, with products purchased from mail order catalogs, home improvement superstores and mass merchant retailers and local nurseries and garden centers. The mail order channel consists of more than 1,000 gardening and related product catalogs. We believe that, while most mail order catalog companies offer high quality products in specialized areas, the typically limited product offerings of these catalogs require most mail order gardeners to shop from multiple catalogs annually. Although home improvement superstores and mass merchant retailers offer attractive pricing to home gardeners, they offer variable quality, narrow selection and limited information and advice related to their product offerings. Local nurseries and garden centers often have difficulty meeting gardeners' demands for breadth of product line, accessibility, and price competitiveness. As a result, the traditional retail channel fails to satisfy all of the customer's needs for product selection, convenience, personalized service and advice and information.

     Traditional Wholesale Distribution Channel. We believe the ability of the traditional retail channel to satisfy consumers' demands is hampered by the lack of an integrated supply chain between suppliers, retailers and consumers. Currently, suppliers to the retail channel tend to be small, geographically dispersed and limited in their ability to distribute to a broad retail base. In addition, these small suppliers generally have fairly limited and unsophisticated marketing and tracking systems which restrict their ability to make optimal supply decisions to match the changing tastes of a broad customer base. These supply limitations therefore inhibit retailers from offering the breadth and depth of high quality products and services.

Growth of the Internet

     The Internet has emerged as a global mass medium, enabling millions of people to access and share information, build relationships online and conduct business electronically. International Data Corporation (IDC) estimates that there were 142 million Internet users worldwide at the end of 1998 and anticipates that the number will increase to approximately 502 million users by the end of 2003. As the Internet's functionality makes it an attractive commercial medium by providing features and information that have been historically unavailable through traditional channels, IDC estimates that the total value of products and services sold over the Internet by retailers, catalog companies and online merchants will increase from approximately $50.4 billion in 1998 to approximately $1.3 trillion by 2003. In addition, according to Forrester Research, advertising spending on the Internet will increase from $1.5 billion in 1998 to more than $15.3 billion in 2003.

     Baby boomers and women represent attractive demographic groups for online merchandisers and advertisers. According to The Industry Standard, baby boomers represent 49% of all Internet users. At the same time, women are becoming increasingly active users of the Internet. The percentage of female AOL subscribers increased from 16% in 1994 to 51% in June 1998 and, according to IDC, women represented 56% of all Internet users in 1998. Although women accounted for only 25% of online sales in 1996, Jupiter Communications estimates that women will account for 47% of all online sales by 2000. Thus, according to Jupiter Communications, as both baby boomers and women continue to move to the Internet for commercial purposes, we believe that there is a significant online opportunity to sell products and information, while also allowing advertisers to target these attractive demographic groups.

The Online Gardening Opportunity

     Given the traditional structure and limitations of the gardening market, we believe gardeners are currently under-served by the prevailing retail channel and information sources available to them. They are often faced with inconsistent and limited product selection, lack of information and the absence of a centralized resource for their gardening needs. Moreover, consumers have particular needs depending on several factors, such as interests, geography, yard-specific conditions, time constraints and gardening expertise, that are also inadequately served. In addition, the lack of an integrated supply chain inhibits suppliers from meeting the particular needs of consumers.

     The Internet has emerged as an ideal medium to provide a one-stop destination for commerce, content and information related to the gardening market. According to a 1997 National Retail Federation study, 48% of online shoppers consider themselves gardeners. The number of Internet consumers is growing rapidly and includes baby boomers with relatively high discretionary income and, increasingly, women with substantial influence over household purchasing decisions. While there is no publicly available information regarding the size of the online gardening market, we believe that there is an opportunity to leverage technology to offer consumers enhanced and deep product selection, customized information and access to a community of fellow gardeners. For example, an online gardening destination can capitalize on the customization capabilities of the Internet to offer its customers proactive, personalized services, such as specific advice and targeted product marketing. These services can be used to attract and retain valuable long-term customers and promote repeat purchases.

     The Internet also addresses the limitations of the traditional supply channel in the gardening industry. To the supplier, online distribution provides a new market for their products and the ability to combine their product offerings with those of other suppliers to fulfill consumers' needs more completely. Additionally, the information systems technology supporting Internet and online commerce can be used to make operations more efficient, increase the accuracy of forecasting and communicate with customers more effectively. Finally, by aggregating consumers and suppliers in one location, particularly online consumers with attractive demographics, such as baby boomers and women, the online medium provides a highly effective promotional vehicle.

The Garden.com Solution

     Garden.com is an online destination integrating gardening and gardening-related commerce, content and community. We provide consumers with an intuitive, easy-to-use environment through which they can access a wide variety of gardening information and resources, purchase a broad selection of products and receive personalized services, such as specific gardening advice, and interaction with our online gardening community. With 718,000 members currently and 4.4 million visitors during the quarter ended June 30, 1999, we offer suppliers the opportunity to expand their customer base, extend their presence and promote their brand nationally. Key features of our solution include:

     Convenient Shopping Experience. By offering compelling content, a broad selection of high quality products and convenient purchasing opportunities, we make gardening more approachable, accessible and enjoyable. We integrate our interactive tools, editorial content and product offerings to inspire visitors to garden and to quickly meet their product and information needs through our shopping departments and in depth product database. We provide consumers the ability to shop from home or work, 24 hours a day, seven days a week. We offer consumers multiple opportunities throughout the year to seek information on gardening and to make gardening purchases, and we deliver our products in a timely manner. For example, plants arrive at the time they should be planted in a given region. Lastly, we strive to achieve optimal customer satisfaction and maximize customer loyalty by providing online customer service and a seven day a week, toll free number.

     Personalized Service. We believe our technology, combined with our commitment to customer service, offers gardeners a greater level of personalization than they would otherwise receive when interacting with retail store clerks or direct mail customer service representatives. Our Web sites' features are available to all visitors, from those who casually browse to those who take advantage of our Web sites' personalization capabilities. We can tailor our products and services to an individual's preferences, geographic location and level of gardening expertise. Our customers can select plants and products based on their own profiling information, save garden designs and notes, create gift registries and gift reminders and access their complete order history and current order status. Our detailed customer database allows the targeting of content, marketing programs and merchandise, based on a customer's preferences, past purchasing history, geographic location and other customer profile information.

     New Distribution Channel. We believe that the Internet enables us to bring value to consumers and suppliers. By interacting with our customers through our internally developed Web sites and with our suppliers through our proprietary supplier information system, Trellis, we provide consistent customer service and streamlined distribution. In order to satisfy customer demand, we have created what we believe is the largest integrated supply chain in the retail gardening industry. Through our Web site, we provide consumers with complete visibility into current and future product availability, order status and package tracking. We continually work with our suppliers to forecast demand and to ensure the necessary supply of products to support our growth. Additionally, we can quickly adapt our product offerings to changing customer demand. Trellis enables us to significantly control the quality and cost of fulfilling our product orders and gives suppliers the ability to update inventory, track perishable products and modify pricing.

     Breadth and Depth of Product Selection. With over 16,000 products, we believe we offer the world's largest line of quality gardening and gardening-related products. Our product line includes live plants, shrubs, trees, bulbs, seeds, organic fertilizers and pesticides, tools, furniture, garden ornaments, clothing, garden accessories and a distinctive garden-inspired gift line. We have selected top growers and manufacturers from around the world to provide our customers with the highest quality and greatest variety of products. For example, where a local nursery might carry one or two varieties of antique roses, we offer approximately 200 varieties, and where a home improvement superstore might offer 50 varieties of perennials, we offer over 2,000 varieties.

     Compelling Content. We believe that we attract new and repeat customers by creating compelling topical content. We deliver interactive, daily and weekly online features, which are hyperlinked to companion product offerings and which provide gardeners with planting advice, design ideas, introductions to trends and entertaining stories. We maintain a large and growing library of gardening photography which provides inspiration and a horticultural database which allows consumers to research over 7,500 plants by attribute or keyword. In order to expand our content offerings we have entered into agreements with third parties, including Horticulture Magazine and Time/Life Plant Encyclopedia.

     Gardening Community. We have created a community for users to interact and share interests, ideas and gardening information. We believe that this environment makes gardening information accessible to a wide-range of gardeners and allows the gardening community from around the world the opportunity to communicate with each other, gardening experts and authors, friends and family, Garden.com editors and the Garden Doctor. In addition, for those visitors interested in additional information, virtualgarden.com's dig the net offers a guide to other gardening Web sites, botanical gardens and plant societies, as well as a calendar of events and other resources available to members of the gardening community.

Strategy

     Our objective is to be the leading online destination for gardening-related commerce, content and community. Key components of our strategy are to:

     Provide Value to Home Gardeners. We seek to build customer trust and loyalty by maintaining our focus as a valuable gardening destination and by meeting and exceeding customer demands in all interactions. We believe that by empowering gardeners to make informed decisions that yield results, we create a sense of connection to our Web sites. The result is a loyal customer base that will look to us to satisfy their gardening needs.

     Execute a Virtual Warehouse Model. We plan to continue to employ a virtual warehouse model based on strategic relationships with high quality product suppliers. Through these relationships, we obtain exclusive online access to high quality products. In return, we provide our suppliers with a branding opportunity, increased sales through an expanded customer base and the ability to improve demand forecasting. We believe that these relationships will help us ensure product supply, minimize out of stock issues, lengthen the purchase season and reduce the likelihood that our suppliers will switch to other online providers.

     Build the Garden.com Brand. We intend to make the Garden.com brand synonymous with the delivery of high-quality gardening and gardening-related products and services. We intend to capitalize on the lack of established national brands in the gardening industry and plan to differentiate ourselves based on our quality product and content offering. Our strategy is to aggressively promote, advertise and increase our brand awareness through excellent service and a variety of marketing and promotional techniques, including:

   .  advertising on leading Web sites and in home and garden publications;

   .  engaging in targeted radio, television and other media campaigns;

   . developing cross-media partnerships and projects, such as Garden Escape Magazine;

   .  conducting an ongoing public relations campaign; and

   . sponsoring key influencers and developing strategic business alliances and partnerships such as our alliance with Scripps Howard Broadcasting Company d/b/a Home & Garden Television (HGTV).

     In addition, we utilize our other Web sites, www.virtualgarden.com and www.hortmag.com, to further build the Garden.com brand. Through our Virtual Garden web site, we are making gardening resources and information more accessible to gardeners, attempting to build the overall category of gardening online and, ultimately, creating an avenue for promoting Garden.com's brand and products to the consumers who are most likely to purchase our products. Through our Horticulture Magazine Online web site, we capitalize on the editorial content of Horticulture Magazine to attract its readers to the Internet and to simultaneously promote our products through hyperlinks to www.garden.com.

     Capitalize on Our Growing Product and Customer Databases. We capitalize on our growing horticulture and customer databases to enable targeted product, service and promotional offerings. Our horticulture database includes thousands of pages of original content and over 16,000 products with up to 50 attributes per product. Our customer database is comprised of detailed customer information, preferences and buying patterns. We believe that our databases will enable us to tailor the marketing of our products and services to increase conversion rates of visitors into customers and encourage repeat purchases. In addition, we intend to use customer feedback and transactional history to expand our existing offerings and to pursue additional revenue opportunities.

     Maintain Technology Focus and Expertise. We intend to capitalize on the flexibility of our online format for retail sales. We believe that we have greater flexibility to enhance our service offerings, meet increased demand and take advantage of the efficiencies of online retailing because our technology and streamlined distribution system permit growth without significant added infrastructure. We are dedicated to maintaining our technology leadership in the online distribution channel. To support this flexible and evolving platform, our core development team is focused on building applications, authoring environments and networks that are scaleable and easy to use, maintain and modify. We intend to continue to develop more flexible merchandising and promotional systems, new and enhanced application modules on our proprietary supplier information system, intuitive interfaces that enhance the overall customer experience and technologies that improve our ability to target content and marketing to further enhance the personalized experience of our customers.

     Pursue Additional Revenue Opportunities. We intend to leverage our brand, operating infrastructure and customer base to develop additional revenue opportunities. For example, we believe significant incremental revenue opportunities exist through:

   . opening new departments on our Web site to expand into additional gardening product categories;

   .  increasing product selection in our existing departments;

   . adding more value-added services to further personalize the Garden.com experience;

   .  pursuing advertising sales;

   .  exploring international market opportunities; and

   . potentially acquiring complementary businesses, products or technologies.

The Garden.com Experience

     We provide consumers with a complete online gardening destination integrating gardening commerce, content and community. We believe we offer attractive benefits to consumers, including convenience, ease-of-use, personalization, enhanced product selection, depth of content and information and avenues for community. Key features of the Garden.com experience include:

     Shopping Departments and Utilities. We categorize our products into four broad categories: plants, gardening-related products, gifts and plant collections and garden designs.

   . Plants. With over 9,000 perennials, herbs, bulbs, seeds, trees and shrubs, we believe that we offer the largest selection of plants and flowers available from a single source. We believe we offer consumers a comprehensive selection of both traditional and specialty plants and flowers.

   . Gardening-Related Products. We offer an extensive selection of gardening-related products including furniture, ornaments, tools, books, organic pest and fertilizer solutions and gardening accessories. We believe that our gardening-related products complement our diverse plant product offerings, further establishing us as a leading gardening retailer.

   . Gifts. We offer a range of holiday, wedding, birthday and special occasion gifts, including wreaths, cut flowers and bath and body products. We have developed distinctive gift packaging to differentiate our brand and to enhance the gift recipient's experience. To stimulate interest in our gift products, we provide our customers with a gift reminder service, where we automatically e-mail them two weeks prior to important holidays, weddings, birthdays and events, and a gift registry service.

   . Plant Collections and Garden Designs. We offer over 500 preselected combinations of plants and flowers, which we market through our Web sites' editorial content. In addition, we sell complete garden kits comprised of plant collections and complementary tools.

   . Online Ordering. Visitors can place items into their shopping "wheelbarrow" which can be saved from online session to online session. Customers can make purchases via online secure credit card transaction or via a toll-free number.

   . Customer Solutions. Through the Customer Solutions Center, customers gain full access to their order status, order history, frequently asked questions and other customer services. In addition, Customer Solutions provides general help and horticultural advice through timely response to e-mail and a dedicated toll-free number.

     Garden Design. We provide our users with the resources necessary to plan their gardens, design garden plots and choose the appropriate plants for their gardens. We offer the following specialized garden design features to our users:

   . Garden Planner. Garden Planner enables our users to graphically design a garden plot, by dragging and dropping plants onto a grid. Once the customer has completed the garden design, the customer can purchase the plants used in the design. Using Garden Planner, customers can further customize one of our garden designs to meet their needs and preferences.

   . Plant Finder. Members can use Plant Finder to search our proprietary database of over 4,700 plants and flowers to get suggestions tailored to a member's preferences, geographic location, and garden conditions. Visitors can use a modified version of Plant Finder to create a garden.

   . Garden Designs and Collections / Design Portfolio. We have established several predesigned garden plans to provide ideas, highlight many facets of gardening and inspire creativity. Design

      Portfolio provides useful tips and information on garden design and maintenance. Once a user has researched the garden designs, the user can purchase the plants highlighted in our Design Portfolio.

     Gardening Content. Our retailing strategy integrates content with product merchandising, blending a publishing strategy with our retail efforts. To pursue this strategy, we maintain five distinct test gardens where many of our designs, products and how-to features are researched and photographed. Below is a sampling of the content that we provide our users:

   . Online Magazine. Created exclusively for online purposes, the magazine section of garden.com includes weekly inspirational features, garden ideas, practical tips, design advice and planting guides, which incorporate the latest gardening trends. In addition, we provide more targeted content focusing on topics such as weekend projects, kitchen gardening, wildlife and famous gardens of the world. This content serves as a merchandising platform to highlight various products and gardening activities offered on our Web sites.

   . Garden Escape Magazine. Sold throughout the United States in home improvement superstores, local nurseries, garden centers and newsstands, Garden Escape Magazine, our print publication, provides informative and inspirational articles with links to corresponding pages on our Web site that provide additional content, interactive services, product buying guides and the opportunity to purchase products. Many plants and products featured within Garden Escape Magazine's articles are available for sale on our Web site. We believe this editorial approach serves to simplify gardening and make high quality gardening achievable by the ordinary gardener.

   . Regional Gardening. For those seeking gardening advice specific to their region, we offer specific ideas and planting advice from Garden.com's nine regional gardening editors. In addition, our Regional Gardening section highlights monthly to-do lists, activities and native plants. Sales promotions and other gardening utilities are tailored for each of the nine regions of the country designated by Garden.com.

   . Third Party Content. Although substantially all of the content on garden.com is developed and created internally, we license a majority of the content for our Virtual Garden site from third parties. We have entered into agreements with third parties in order to expand our content offerings. Such agreements provide us with a cost-effective means of acquiring content and provide our users with additional information. Our many resources include the Time/Life Plant Encyclopedia, an online version of a classic gardening reference set which covers approximately 3,000 types of plants, trees, and shrubs; Barbara Barton's Gardening By Mail, a database of mail order catalogs; the American Orchid Society's home Web site about orchids; and seasonal features from the Royal Horticulture Society in England.

   . dig the net. A feature of virtualgarden.com, dig the net is a directory of other gardening Web sites, botanical gardens and plant societies as well as a calendar of events and other resources.

   . Relationship with Horticulture Magazine. In March 1998, we commenced a relationship with Horticulture Magazine. www.hortmag.com uses our development environment, backend applications, product database and servers to showcase Horticulture Magazine's content, both from its publication and from original content created exclusively for Horticulture Magazine Online. This Web site targets expert gardeners who subscribe monthly to Horticulture Magazine and provides them with links to our products.

     Community. An important aspect of our strategy to become a leading online gardening destination is to foster an online gardening community. We believe that we have created an environment which makes gardening information accessible to a wide range of gardeners and facilitates discussion and exchange between gardeners. In building a successful community of active members and loyal customers, we use the following features:

   . Chat Sessions. Through our newsgroups and chat rooms, members can easily communicate with each other, authors and other gardening experts. We also offer additional activities for our members such as live chat sessions with gardening experts and online garden design classes.

   . Vertical Portal. In addition to providing useful applications and content, virtualgarden.com serves as a directory to other quality gardening Web sites and, thus, becomes a portal for the online gardening community.

   . Garden Doctor. Through Garden Doctor, we provide a network of gardening experts dedicated to answering our users' questions. This valuable resource offers personalized solutions to our users' problems. In this way, we believe that we make gardening more approachable and enjoyable to a wider range of consumers.

Advertising Sales

     As we attract more consumers to our site and expand our internal advertising sales department, we believe that our advertising sales will increase. A variety of marketers, including eToys, GMC Trucks, Nestle's Taster's Choice, Pacific Trail and Yahoo!, has advertised on either our Web sites or Garden Escape Magazine. We intend to continue to explore promotional and distribution arrangements that generally have longer terms and higher dollar value than typical banner advertising deals to support brand marketing objectives, including product awareness and introductions, online research and editorial integration. Advertising sales accounted for approximately 8% of our revenues in the fiscal year ended June 30, 1999.

Marketing and Promotion

     Marketing and Promotion Strategy. Our marketing and promotion strategy is designed to:

   .  build brand recognition;

   .  increase consumer traffic to our Web site;

   .  add new customers;

   .  build strong customer loyalty;

   .  maximize repeat purchases; and

   .  develop incremental revenue opportunities.

     Marketing and Promotion Channels. In order to implement our marketing and promotion strategy, we have and will employ multiple channels, including:

   . Traditional Advertising and Sponsorship. We engage in a program of print, radio and television advertising to access our potential customers. For example, we frequently advertise on HGTV, a cable programming network wholly owned by The E.W. Scripps Company, which has invested in Garden.com both through its subsidiary, Scripps Ventures and through HGTV directly. In addition, we sponsor The Perennial Gardner with Karen Strohbeen, a gardening television program on public television.

   . Internet Advertising and Promotion. We place advertisements on various high traffic aggregator Web sites and online services, including America Online, AOL.com, CompuServ, MSN and Snap!. We also place advertisements on targeted home and garden Web sites, including Better Homes and Gardens' Web site, Condenet, GardenNet, Garden Web and HomeArts. These advertisements usually take the form of banners that we expect will encourage users to click through to a specific area of our Web site. We also engage in promotional links such as the MasterCard "Shop Smart" promotion, specific holiday promotions on America Online and Yahoo!, the gift tab on Amazon.com and NetCentive's Web-based incentives program.

   . Direct Marketing. We are conducting an ongoing direct mail campaign that distributes a variety of direct response pieces, including catalogs and a monthly postcard which lists upcoming features and promotions on our Web site. We send mailings to selected members and third party lists.

   . Customer Retention Efforts. Our customer retention efforts include our one year, 110% guarantee on all products; Bloom Times, a monthly e-mail newsletter distributed to our entire membership featuring products, promotions, upcoming features and chat events; targeted e-mail promotions, such as the first time buyer program, occasional sales and holiday promotions; Shoppers' Preview, a service that sends customized weekly e-mails about new products and promotions, tailored to specific customer segments identified in the customer database; and Secret Garden Club, a service that sends e-mails to preferred customers notifying those customers of special offerings. Finally, we purchase e-mail lists from third parties which we use in new customer acquisition programs.

   . The Virtual Garden Network. We are presently forming the Virtual Garden Network, a group of selected gardening Web sites, including gardenguides.com, gardens.com, Garden Launch Pad and backyardgardener.com, that we expect will collectively offer their advertising inventory for sale to lifestyle advertisers and to other members of the network. We plan to aggregate the advertising that will be sold to third parties and use the Virtual Garden Network for internal Garden.com advertising. We believe the Virtual Garden Network will provide us with an additional revenue source by allowing us to share in the payments made by third party advertisers and will provide a targeted base of consumers who are more likely to respond to gardening-related advertisements.

   . Public Relations. We have been featured on a variety of television shows, radio programs, and in numerous articles.

Strategic Relationships

     We continually seek to form strategic relationships to increase our access to online customers, build brand recognition and expand our online presence. During the fiscal year ended June 30, 1999, these relationships accounted for eight percent of our revenues. None of them accounted for more than 6.2 percent of the revenues. We have established the following relationships, among others, for marketing, distribution and product enhancement:

     HGTV. In May 1999, HGTV purchased 699,300 shares of our Series E Preferred Stock. A portion of the shares were paid with an advertising credit which we will use over the next 24 months to advertise on the HGTV network. In addition, HGTV and Garden.com have entered into a strategic alliance to pursue mutually beneficial opportunities to leverage each party's content, membership base and expertise. We believe the HGTV alliance offers us the ability to target promotions to a select group of prospective customers likely to have an affinity for gardening.

     Portal and ISPs. We have relationships with several major online portals and Internet service providers to expand our online presence.

     Our strategic online relationships include:

   . AOL. We have a strategic relationship with AOL under which we serve as an anchor merchant on AOL and Compuserve and under which we maintain a separate online gardening store within AOL for the convenience of AOL's subscribers. We are also prominently promoted through banner and other advertisements on AOL's online services.

   . Microsoft Network. We serve as an anchor merchant on Microsoft's online shopping channel. The Microsoft Network prominently features our products, advertisements and links to our Web site.

     PRIMEDIA. We have established a relationship with PRIMEDIA to expand our content offering. Under this relationship, we have jointly developed Horticulture Magazine Online which combines our Web site technology with the content of Horticulture Magazine, one of the oldest and most prestigious gardening publications in the U.S. In addition, we jointly produce Garden Escape Magazine, which is sold throughout the United States in home improvement superstores, local nurseries, garden centers and newsstands.

     American Forests. We have established a relationship with American Forests, the oldest non-profit organization in the U.S. dedicated to preserving the world's forests. Through this relationship, we helped design and assist in maintaining the American Forests Web site, promote and sell selected products from their Famous and Historic Trees product line, participate in joint marketing activities and offer promotions to our customers where a percentage of their purchase is donated by Garden.com to American Forests' global re-leaf projects around the world. We believe our sponsorship of these programs emphasizes our interest in protecting the environment and furthers our broad marketing objectives.

     Public Television Sponsorships. We have established relationships with public television stations to sponsor television programs related to gardening and our product offerings. For example, we sponsor the PBS television program The Perennial Gardener with Karen Strohbeen and maintain a Web site for the program. We also sponsored a PBS documentary entitled America's Historic Trees. We believe that our sponsorship of these programs heightens awareness of Garden.com among gardeners and furthers our broad marketing objectives.

Supply Management

     We combine over 60 supplier relationships and proprietary supplier information technology to "virtually integrate" the gardening supply chain to provide a broader product selection to our customers than is currently available through any other gardening retail channel. To address the highly fragmented supply base, geographically dispersed suppliers and the perishability of live planting material, we have assembled a virtual warehouse for our gardening and gardening-related products.

     Our suppliers benefit from our unique marketing channel without dedicating resources to build an online presence. We have strategic mutually exclusive online relationships with approximately 25 of our suppliers under which such suppliers are our exclusive provider of a specific product line and we are the exclusive online outlet for their products. For the fiscal year ended June 30, 1999, shipments from these 25 suppliers accounted for greater than 80% of our total product revenue. However, in the event that our demand unexpectedly exceeds the quantities our suppliers can provide, we are establishing relationships with alternative suppliers that we believe can satisfy our demand on reasonable terms. Finally, we negotiate pricing with suppliers using a discount from the supplier's retail price to ensure that the relationship is profitable for both the supplier and us.

     For the fiscal year ended June 30, 1998, no supplier accounted for more than 10% of our revenue. However, for the fiscal year ended June 30, 1999, one external supplier, Milaeger's Gardens, accounted for more than 14% of our revenue for fiscal 1999. Milaeger's Gardens has consistently been one of our largest suppliers, since we began shipping in March 1996.

     To ensure that our automated supply network is efficient and scaleable, we have built an extensive proprietary supplier information system, Trellis, that enables the efficient exchange of information with our suppliers. Over 90% of product shipments are now processed through our automated supply network as orders are placed online, automatically downloaded to our suppliers for fulfillment and directly shipped to our customers via Federal Express. By avoiding the expense and overhead of traditional multi-tier distribution models that focus on centralized distribution, we believe we have a competitive advantage over traditional gardening retailers. While substantially all of our customer orders are directly shipped from our suppliers, we maintain an inventory of specialty gifts, promotional items and some high volume products in our Austin, Texas warehouse.

     We leverage information systems capabilities of Federal Express to link Garden.com with our suppliers and customers. In conjunction with Federal Express, we developed the Trellis shipping module to virtually integrate our supply chain. This system provides significant efficiencies by automating the process for updating order status and offers the reliability of Federal Express delivery. Our order process and the respective roles of our suppliers and Federal Express can be summarized as follows:

   1. Our customer visits the garden.com Web site, browses for products, selects items for purchase and completes the order online or by calling Garden.com's Customer Solutions 800 telephone number. A customer may purchase several items on the same order, and these items may ship directly from one or more of our suppliers.

   2. The customer order is recorded in Trellis.

   3. After the order is recorded, we route it to the appropriate supplier or suppliers for processing via Trellis. Suppliers can access the Internet, enter a special supplier area of the garden.com Web site, view all the orders that contain one of their products and print packing slips to prepare the order.

   4. The supplier prepares the order for shipment by selecting the items specified on the packing slip from its warehouse or growing field and by packing the items.

   5. The supplier then downloads a Federal Express shipping label from Trellis and places the label on the exterior of the box. When the supplier requests a label for an order, our system also automatically updates that customer's order record with the Federal Express tracking number. After being assigned a tracking order and until the box is delivered to the customer's location, both Garden.com customer solutions representatives and the customer can track the status of the shipment through our garden.com Web site.

   6. Federal Express picks up all of the processed orders and delivers the orders directly to the location specified by the customer in its online order.

   7. The supplier then uses Trellis to print a summary of all the items processed that day for Garden.com and uses the summary to invoice Garden.com on a weekly or monthly basis. The amount the supplier charges Garden.com for each product is based on a discount off the retail price that Garden.com charges its customers. The discount percent varies by supplier and is negotiated with each supplier at the beginning of each shipping season.

   8. Federal Express bills Garden.com directly for all the shipping costs associated with each order. Our suppliers are not responsible for processing shipping invoices.

Operations and Technology

     Our Web sites are run off multiple front-end Web servers and an enterprise database server. Our servers are located at a third-party network operating center in Austin, Texas, which provides 24-hour systems support and connectivity via high speed DS-3 and higher connections. We maintain two other sets of servers in two different locations in Austin, Texas, to promote redundancy from the primary servers. We have implemented scaleable Web site management, search, customer interaction, transaction-processing and fulfillment services and systems. These services and systems are based on a combination of our own proprietary technologies, including Trellis, Garden Doctor, Garden Planner and PlantFinder, and commercially available, licensed technologies. Our Web site and our proprietary supplier information system, Trellis, provide the amount of customization, interactivity and performance required by online consumers and suppliers. We use a set of applications for:

   .  accepting and validating customer orders;

   .  organizing, placing and managing orders with suppliers;

   .  notifying and updating customers of order status; and

   .  managing shipment of products to customers.

     We incurred product development expenses of $417,000 in the fiscal year ended June 30, 1998 and $675,000 in the fiscal year ended June 30, 1999. We anticipate that we will continue to devote significant resources to product development in the future as we add new features and functionality to our Web site and our proprietary supplier information system, Trellis.

     The market in which we compete is characterized by rapidly changing technology, evolving industry standards and changing customer demands. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the marketplace. Our failure to adapt to such changes would have a negative impact on our operating results. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by us to modify or adapt our services or infrastructure which could have a negative impact on our operating results.

     To maintain our technological leadership in online commerce and garden retail industries, we recently commenced a project to upgrade our system architecture. In addition, as part of our continuing effort to refine our automated supply network, we use our Austin, Texas warehouse to test technological upgrades and enhancements to the network.

Competition

     Internet and online commerce generally, and the online retail gardening market specifically, are new, rapidly evolving and intensely competitive, and we expect such competition to intensify in the future. We currently or potentially compete with a variety of other companies, including:

   .  traditional local nurseries;

   .  home improvement superstores, such as Lowe's and Home Depot;

   . established gardening mail-order catalogs, including Foster & Gallagher and Smith & Hawken;

   . media groups with existing, well-defined brands in the home and garden market, such as Martha Stewart Living; and

   . multi-channel online retailers seeking to diversify their product offerings, such as 1-800-FLOWERS and FTD.

     We believe that the following are principal competitive factors in our market:

   .  convenience;

   .  quality;

   .  selection;

   .  customer service;

   .  information; and

   .  brand recognition.

     We believe that any competitor which seeks to establish an Internet and online commerce presence within the gardening industry will confront significant challenges in cost effectively addressing secure transaction processing, establishing an efficient supply and logistics system and developing required software. While there can be no assurance that we will be able to compete successfully against current and future competitors, we believe our ability to compete favorably is enhanced by our sophisticated logistics and supply management, our proprietary technology, our database and our strategic supplier relationships.

     Many of these current and potential competitors can devote substantially more resources to Web site and systems development than we can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with our online competitors. Some of our competitors may be able to secure products from suppliers on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites, may direct customers to other online gardening destinations. If we face increased competition, our operating results may be negatively impacted.

Intellectual Property

     We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with our suppliers and strategic partners in order to limit access to and disclosure of our proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. We pursue the registration of our trademarks and service marks in the U.S. and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademark or copyrighted material, to third parties. While we attempt to ensure that the quality of our brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business, results of operations and financial condition. We also rely on certain technologies that we license from third parties, including the suppliers of the operating systems and financial and reporting system for our business. There can be no assurance that these third-party technology licenses will continue to be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could negatively impact our business, results of operations and financial condition.

     To date, we have not been notified that our technologies infringe the proprietary rights of third parties. There can be no assurance that third parties will not claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

Government Regulation

     We are not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The nature of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, such legislation could subject us and/or our customers to potential liability, which in turn could have an adverse effect on our business, results of operations and financial condition. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for our service or increase the cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

     Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition. In addition, because our services are accessible throughout the United States, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state. We are qualified to do business in California, Iowa and Texas and have applied for qualification to do business in Michigan, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

     In addition to regulations applicable to businesses generally, we are regulated by federal, state and local governmental agencies with respect to the shipment of plants and other live goods, fertilizers and pesticides. For example, the California Department of Food and Agricultural restricts the import of plants into California from those states or regions which may have undesirable diseases, parasites or insects. We currently seek to rely upon our suppliers to meet the various regulatory and other legal requirements applicable to our business. However, we are unable to verify that they have in the past, or will in the future, always do so, or that their actions are adequate or sufficient to satisfy all governmental requirements that may be applicable to these sales. We would be fined or exposed to civil or criminal liability, and we could receive potential negative publicity, if these requirements have not been fully met by our suppliers or by us directly.

     There are, to our knowledge, currently no investigations, inquiries, citations, fines, or allegations of violations or noncompliance pending by government agencies or by third parties against us. It is possible that there may be investigations or allegations in the future. The risk that any noncompliance may be discovered in the future is currently unknown. Although any potential impact on us for noncompliance cannot currently be established, it could result in civil or criminal penalties, including monetary fines and injunctions, for noncompliance and negative publicity, and have a material adverse impact on our business, revenues, results of operations and financial conditions.

Employees

     As of June 30, 1999, we employed 169 people. Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel. The loss of the services of one or more of our key employees could negatively impact our business, operating results and financial condition. Our future success also depends on our continuing ability to attract, train and retain highly qualified personnel. Competition for such personnel is intense, and we may not be able to retain our key personnel in the future. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

     Our headquarters are located in Austin, Texas at 3301 Steck Avenue, Austin, Texas 78757. We also maintain an office in Des Moines, Iowa, where our publishing office is located and where we maintain five test gardens, where products are grown, tested and evaluated for the main product line. We lease all of our facilities, with the Austin lease comprising approximately 27,000 square feet of office and warehouse space and the Iowa lease comprising approximately 1,500 square feet of office space.

Legal Proceedings

     From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we are not a party to any legal proceeding.

                                   MANAGEMENT

Executive Officers and Directors

     The following table sets forth certain information regarding the executive officers and directors of Garden.com as of June 30, 1999:

Name                      Age Position
----                      --- --------
Clifford A. Sharples....   35 Chief Executive Officer, President and Director
James N. O'Neill........   37 Chief Operating Officer and Director
Lisa W.A. Sharples......   33 Chief Merchandising and Marketing Officer and Director
Andrew R. Martin........   36 Chief Technology Officer
Douglas A. Jimerson.....   47 Vice President of Publishing and Editor-in-Chief
Jana D. Wilson..........   34 Chief Financial Officer
John D. Thornton (1)....   34 Director
Donald J. Phillips (1)..   60 Director
Gerald R. Gallagher
 (2)....................   58 Director
Douglas R. Stern (2)....   49 Director
Steven J. Dietz.........   36 Director

------------------
(1)Member of the Compensation Committee.
(2)Member of the Audit Committee.

     Clifford A. Sharples founded Garden.com and has served as our Chief Executive Officer, President and a Director since December 1995. Prior to founding Garden.com, from May 1995 to August 1995, he served as Director of Business Development for pcOrder.com, Inc., an online computer merchant. From December 1994 to April 1995, Mr. Sharples worked as a consultant at Enterprise Integration Technologies Corporation, a research and development company specializing in electronic commerce over the Internet. From July 1993 to December 1994, Mr. Sharples worked as a Senior Associate in the Technology Advisory Services practice of Coopers & Lybrand Consulting. Mr. Sharples holds a Masters in Management from the J.L. Kellogg Graduate School of Management and a B.S. in Information Systems from Carnegie Mellon University. Clifford A. Sharples is the husband of Lisa W.A. Sharples.

     James N. O'Neill founded Garden.com and has served as our Chief Operating Officer since April 1998, served as our Vice President of Operations and Chief Financial Officer from December 1995 to August 1998 and has served as a Director since December 1995. Prior to founding Garden.com, from May 1995 to August 1995, Mr. O'Neill was employed as a marketing manager by Trilogy Software, Inc., an enterprise software company. From June 1993 to May 1995, Mr. O'Neill served as an internal consultant for top management at W.W. Grainger, Inc., a nationwide distributor of maintenance, repair and operations products. Mr. O'Neill holds a Masters in Management from the J.L. Kellogg Graduate School of Management and a B.A. in Economics from the University of Wisconsin.

     Lisa W.A. Sharples founded Garden.com and has served as our Chief Merchandising and Marketing Officer since August 1998, served as our Vice President of Marketing from December 1995 to August 1998 and has served as a Director since December 1995. Prior to founding Garden.com, from May 1995 to August 1995, she served as Director of Marketing for pcOrder.com, Inc., an online computer merchant. From October 1993 to May 1995, Ms. Sharples was employed at Silicon Graphics, Inc., a computer workstation company, as marketing manager for the Channel Development Group. Ms. Sharples holds a Masters in Management from the J.L. Kellogg Graduate School of Management and a B.A. in Biochemistry from Bowdoin College. Lisa W.A. Sharples is the wife of Clifford A. Sharples.

     Andrew R. Martin, Ph.D. started with Garden.com in January 1996 and has served as our Chief Technology Officer since March 1996. Prior to joining Garden.com, from April 1994 to December 1995,

Dr. Martin was a chief programmer in the DCE Client/Server division of Trilogy Software, Inc., an enterprise software company. From February 1990 to April 1994, Dr. Martin worked as a chief programmer for IBM in the Advanced Object Technology Group. Dr. Martin holds seven software patents granted by the U.S. Patent and Trademark Office, none of which is related to the business of Garden.com. He holds a D.Phil. in Computer Science and a B.S. in Computational Science with Honors (Class II, Division I) from the School of Computer Studies, The University of Leeds.

     Douglas A. Jimerson has served as our Vice President of Publishing and Editor-in-Chief since April 1996. Prior to April 1996, Mr. Jimerson worked for over 19 years with Meredith Corporation, most recently as Editor-in-Chief of Home Garden, a national gardening publication, and prior to Home Garden, as Executive Garden Editor of Better Homes and Gardens from 1977 to 1995. Prior to joining Garden.com, Mr. Jimerson edited or authored 14 gardening books. Mr. Jimerson holds a B.S. in Journalism and a B.S. in Fisheries and Wildlife Management from Iowa State University.

     Jana D. Wilson has served as our Chief Financial Officer since August 1998 and served as our Controller from February 1998 to August 1998. Prior to joining Garden.com, from March 1994 to December 1997, Ms. Wilson served as Controller of Gadzooks, Inc., a specialty retailer of apparel for teenagers. From April 1993 to March 1994, Ms. Wilson was a senior auditor for Brinker International, Inc., a national restaurant chain operator. From April 1991 to July 1992, Ms. Wilson served as a senior analyst in financial planning for The Gap, Inc., an international apparel retailer. From June 1987 to April 1991, Ms. Wilson worked in the audit division of KPMG Peat Marwick, an international accounting firm. Ms. Wilson is a certified public accountant and holds a B.B.A. from Baylor University.

     John D. Thornton has served as a Director of Garden.com since December 1995. Mr. Thornton is a general partner of Austin Ventures, a venture capital investment firm, which he joined in 1991. Prior to joining Austin Ventures, Mr. Thornton was a consultant with McKinsey & Co., a management consulting firm. He currently serves on the Board of Directors of Vignette Corporation, a computer software company. Mr. Thornton holds an M.B.A. from Stanford University Graduate School of Business and a B.A. from Trinity University.

     Donald J. Phillips has served as a Director of Garden.com since August 1996. Mr. Phillips is managing general partner of Phillips-Smith Specialty Retail Group, a venture capital investment firm, which he co-founded in 1986. Prior to founding Phillips-Smith Specialty Retail Group, Mr. Phillips was President and Chief Executive Officer of Pearle Health Services, a retailer of optical products. He currently serves on the Board of Directors of Cheap Tickets, Inc., a discount merchant of airline tickets. Mr. Phillips holds an M.B.A. from Harvard Business School and a B.B.A. from Western Michigan University. Mr. Phillips intends to resign from the Board of Directors immediately prior to the closing of this offering.

     Gerald R. Gallagher has served as a Director of Garden.com since May 1997. Mr. Gallagher is a general partner of Oak Investment Partners, which he joined in 1987. Before joining Oak Investment Partners, a venture capital investment firm, he was Vice Chairman of Dayton Hudson Corporation, a national retailer, where, during a ten-year period, he served in both operating and staff positions. He currently serves on the Board of Directors of P.F. Chang's China Bistro Inc., a national retail restaurant chain. Mr. Gallagher holds an M.B.A. from The University of Chicago and a B.S.E. from Princeton University.

     Douglas R. Stern has served as a Director of Garden.com since May 1997. Mr. Stern is the President and Chief Executive Officer of Scripps Ventures, the venture capital operations of The E.W. Scripps Company, which he joined in June 1996. Mr. Stern is also President and Chief Executive Officer of United Media, a licensing and newspaper syndication company that is also wholly owned by The E.W. Scripps Company, which he joined in August 1993. Mr. Stern holds a Ph.D. in Psychology from Temple University and a B.A. from the University of Rochester.

     Steven J. Dietz has served as a Director of Garden.com since June 1998. Mr. Dietz is a principal of Global Retail Partners, L.P., a venture capital investment firm, which he joined when it was established in

1996. Prior to 1996, Mr. Dietz was an officer in the investment banking division of the Donaldson, Lufkin & Jenrette Securities Corporation focusing on the retail industry. Mr. Dietz holds a B.S. in Finance from the University of Colorado.

Board of Directors

     Our Board of Directors consists of eight members. Currently, each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting of stockholders or until his or her successor is duly elected and qualified. Our Restated Certificate of Incorporation and our Amended and Restated By-laws provide, upon the completion of this offering, that our Board of Directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three year terms. The Class I directors will stand for election or re-election at the 2000 annual meeting of stockholders. The Class II directors will stand for election or re-election at the 2001 annual meeting of stockholders. The Class III directors will stand for election or re-election at the 2002 annual meeting of stockholders. Pursuant to our Amended and Restated By-laws, our directors may only be removed for cause.

Committees of the Board of Directors

     The Compensation Committee consists of Messrs. Phillips and Thornton. The Compensation Committee reviews and approves the compensation and benefits for our executive officers, administers our Amended and Restated 1996 Stock Option/Stock Issuance Plan and our 1999 Employee Stock Purchase Plan and makes recommendations to the Board of Directors regarding such matters.

     The Audit Committee consists of Messrs. Gallagher and Stern. Among other functions, the Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, reviews our balance sheet, statement of operations and cash flows and reviews and evaluates our internal control functions.

Compensation Committee Interlocks and Insider Participation

     None of Garden.com's executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

     Garden.com relies on the fiduciary duties of its directors and on the conflict of interest rules imposed under Delaware law with respect to potential conflicts of interest and corporate opportunities. One of Garden.com's directors is affiliated with The E.W. Scripps Company, which has a number of relationships with Garden.com. All of these relationships were negotiated by officers of Garden.com and, after full disclosure of all of the material terms thereof, approved by a majority of our disinterested directors. See "Related Party Transactions."

Director Compensation

     Garden.com currently does not compensate any non-employee member of its Board of Directors. Members of the Board of Directors will be eligible to receive discretionary option grants and stock issuances under our Amended and Restated 1996 Stock Option/Stock Issuance Plan. We plan to implement a program under our Amended and Restated 1996 Stock Option/Stock Issuance Plan to provide non-employee directors with automatic stock option grants of common stock upon their initial appointment and at each of our annual stockholders' meetings.

Limitation of Liability and Indemnification Matters

     Our Restated Certificate of Incorporation limits the liability of directors to the full extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability:

   . for any breach of their duty of loyalty to the corporation or its stockholders;

   . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   . for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

   . for any transaction from which the director derived an improper personal benefit.

     Our Amended and Restated By-laws provide that we shall indemnify our directors and executive officers and may indemnify our employees and agents to the full extent permitted by Delaware law. We believe that indemnification under our Amended and Restated By-laws covers at least negligence and gross negligence on the part of indemnified parties. We have entered into agreements to indemnify our directors and executive officers. Under these agreements, we are obligated to indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by them in any action or proceeding arising out of their services as a director or officer. We believe that these agreements are necessary to attract and retain qualified directors and officers. Prior to the consummation of this offering, we will obtain an insurance policy covering directors and officers for claims they may otherwise be required to pay or for which we are required to indemnify them, subject to certain exclusions.

Executive Compensation

     The following table sets forth certain information concerning the compensation of Garden.com's Chief Executive Officer and its four other most highly paid executive officers who earned more than $100,000 for the fiscal year ended June 30, 1999.

                                        Annual     Long-Term
                                     Compensation Compensation
                                     ------------ ------------
                                                   Securities
                                                   Underlying     All Other
Name and Principal Positions          Salary ($)  Options (#)  Compensation ($)
----------------------------         ------------ ------------ ----------------
Clifford A. Sharples ...............   $113,670      68,200            --
 Chief Executive Officer and
 President
James N. O'Neill....................    113,670      68,200            --
 Chief Operating Officer
Lisa W.A. Sharples..................    113,670      68,200            --
 Chief Merchandising and Marketing
 Officer
Andrew R. Martin ...................    143,000      40,200        $68,150(1)
 Chief Technology Officer
Douglas A. Jimerson.................    102,870      32,400            --
 Vice President of Publishing and
 Editor-in-Chief

------------------
(1) Represents compensation upon the exercise of a non-statutory stock option.

Option Grants in Last Fiscal Year

     The following table provides certain information regarding stock options granted to our named executive officers during the fiscal year ended June 30, 1999. Garden.com granted to its employees options to purchase 797,200 shares of its stock during fiscal year ended June 30, 1999. All options were granted with an exercise price equal to the fair market value of the common stock on the date of the grant, as determined by the Board of Directors. Options may terminate before their expiration date if the optionee is no longer an employee or consultant of the company. Please note that for the purposes of calculating the potential realizable value, we have done the following, in accordance with Securities and Exchange Commission Rules:

   . multiplied the number of shares subject to each option by $12.00, the assumed initial public offering price; and

   . calculated the gains or "option spreads" that would exist for the options assuming an annual compound stock appreciation of 0%, 5% and 10% from the date the option was granted over the full option term.

     These assumed annual compound rates are mandated by the Securities and Exchange Commission and do not represent Garden.com's estimate or projection of future stock prices.

                                                                           Potential Realizable
                                                                             Value at Assumed
                                                                          Annual Rates of Stock
                                                                            Price Appreciation
                                        Individual Grants                  for Option Term ($)
                         ------------------------------------------------ ----------------------
                          Number of    Percent of
                         Securities   Total Options
                         Underlying    Granted to    Exercise
                           Options    Employees in   Price Per Expiration
Name                     Granted (#) Fiscal Year (%) Share ($)    Date     0%     5%      10%
----                     ----------- --------------- --------- ---------- ---- -------- --------
Clifford A. Sharples....   28,000          3.5%        $0.94    07/15/08  $--  $ 16,553 $ 41,947
                              200            *          0.94    12/25/08   --       118      300
                           40,000          5.0          7.15    05/07/09   --   179,864  455,810
James N. O'Neill........   28,000          3.5          0.94    07/15/08   --    16,553   41,947
                              200            *          0.94    12/25/08   --       118      300
                           40,000          5.0          7.15    05/07/09   --   179,864  455,810
Lisa W.A. Sharples......   28,000          3.5          0.94    07/15/08   --    16,553   41,947
                              200            *          0.94    12/25/08   --       118      300
                           40,000          5.0          7.15    05/07/09   --   179,864  455,810
Andrew R. Martin........      200            *          0.94    12/25/08   --       118      300
                           20,000          2.5          0.94    01/01/09   --    11,823   29,962
                           20,000          2.5          7.15    05/07/09   --    89,932  227,905
Douglas A. Jimerson.....    4,000            *          0.94    07/16/08   --     2,365    5,992
                              200            *          0.94    12/25/08   --       118      300
                           28,200          3.5          7.15    05/07/09   --   126,804  321,346

------------------
 * Represents less than 1.0% of the options granted to employees in the fiscal year ended June 30, 1999.

Aggregated Fiscal Year-End Option Values

  The following table provides summary information regarding options held by our named executive officers as of June 30, 1999. The value realized is equal to the fair market value of the purchased shares on the date of option exercise, less the exercise price paid for such shares. The value of unexercised in-the-money options is based on an assumed initial public offering price of $12.00, less the exercise price payable for such shares.

                                                     Number of Securities
                                                    Underlying Unexercised    Value of Unexercised In-the
                                                  Options/SARs at Fiscal Year    Money Options/SARs at
                         Shares Acquired  Value             End (#)                 Fiscal Year End
Name                     on Exercise (#) Realized (Exercisable/Unexercisable) (Exercisable/Unexercisable)
----                     --------------- -------- --------------------------- ---------------------------
Clifford A. Sharples....      6,480      $ 5,994         13,600/84,520             $162,230/$698,335
James N. O'Neill........      6,400        5,936         13,680/84,520              163,173/ 698,335
Lisa W.A. Sharples......      6,480        5,994         13,600/84,520              162,230/ 698,335
Andrew R. Martin........     78,880       71,305          7,400/70,320               88,708/ 676,702
Douglas A. Jimerson.....      1,680          --          22,400/71,920              268,520/ 661,345

Employment Contracts, Termination of Employment Agreements and Change in Control Arrangements

     On July 12, 1999, we entered into separate employment agreements with Clifford A. Sharples, James N. O'Neill and Lisa W.A. Sharples. Each of these employment agreements has a term of three years and each provides for a base salary of $130,000 per year. The employment agreements also provide that Messrs. Sharples and O'Neill and Ms. Sharples are eligible to participate in a cash bonus program and in any other employee benefit programs for which other senior executives of Garden.com are generally eligible. Under the employment agreements, Garden.com may terminate the executive officer's employment upon the executive officer's death or disability or if the Board of Directors determines that termination is in Garden.com's best interests. Each executive officer may resign at any time. If Garden.com terminates employment without cause, or if there is a constructive termination, the executive officer is entitled to receive payment of his or her base salary and to continue to receive other employee benefits for 12 months from the date of termination. If employment is terminated for any other reason, the executive officer is not entitled to receive any base salary or other benefits for periods after the termination date. If Garden.com experiences a change of control at any time more than six months after the date of the employment agreement, all options held by Messrs. Sharples or O'Neill or by Ms. Sharples will immediately vest. Each of Clifford A. Sharples, James N. O'Neill and Lisa W.A. Sharples has also entered into a nondisclosure agreement under which each executive officer has agreed not to compete with Garden.com during employment and for a period of two years following termination of employment and has agreed to maintain the confidentiality of Garden.com's proprietary information and trade secrets.

     On March 1, 1996, we entered into an employment agreement with Andrew R. Martin. This employment agreement may be terminated by either party for any reason with 30 days' prior written notice and provides for a base salary of $100,000 per year. The employment agreement also provides that Mr. Martin is eligible to receive an annual cash bonus of $20,000 and other benefits as are generally made available to Garden.com's executive-level employees. Pursuant to the employment agreement, Mr. Martin has agreed not to compete with Garden.com during employment and for a period of two years following termination of employment and has agreed to maintain the confidentiality of Garden.com's proprietary information and trade secrets.

Employee Benefit Plans

     Amended and Restated 1996 Stock Option/Stock Issuance Plan. Our Board of Directors and stockholders adopted our 1996 Stock Option/Stock Issuance Plan in March 1996. We have reserved a total of 1,360,000 shares of common stock for issuance under the plan. In May 1999, our Board of Directors and stockholders approved an amendment to the 1996 Stock Option/Stock Issuance Plan. Effective upon the date of this offering, the amendment will increase the total number of shares of common stock reserved under the plan to 2,500,000 shares, together with an annual increase in the number of shares reserved under the plan on the first day of each of our fiscal years beginning on July 1, 2000 in an amount equal to the lesser of:

   .  1,200,000 shares;

   . 5% of the outstanding shares of our common stock on the first day of our fiscal year; or

   .  any lesser number of shares determined by our Board of Directors.

     The 1996 Stock Option/Stock Issuance Plan provides for grants of incentive stock options to our employees, including officers and employee-directors, and for grants of nonstatutory stock options and stock purchase rights to our employees, consultants and nonemployee directors. The purposes of the plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the success of our business. At the request of the Board of Directors, the compensation committee administers the plan and determines who will receive option grants and the terms of the options granted, including the exercise price, number of shares subject to the option and the exercisability of the option. However, incentive stock options:

   .  may not have a term exceeding ten years;

   . must have an exercise price equal to at least 110% of the fair market value on the grant date if granted to an optionee who owns stock possessing more than 10% of the voting rights of Garden.com's outstanding capital stock; and

   . may not be granted to an optionee which, when aggregated with all other incentive stock options granted to such person, would have an aggregate fair market value in excess of $100,000 becoming exercisable in any calendar year.

     We will enter into an option grant agreement with the optionee at the time of grant. The option agreement will set forth the term of the option, the exercise price, the vesting schedule for the exercisability of the option and other terms of the option. No employee may be granted, in any fiscal year, options to purchase more than 500,000 shares or, in the case of the employee's initial employment, 1,000,000 shares.

     The 1996 Stock Option/Stock Issuance Plan will terminate in March 2006, unless sooner terminated by the Board of Directors.

     As of August 31, 1999, 184,320 shares of common stock had been issued upon the exercise of options granted under the 1996 Stock Option/Stock Issuance Plan, options to purchase 1,209,520 shares of common stock at a weighted average exercise price of $3.875 per share were outstanding and, upon completion of this offering, 1,106,160 shares will be available for future grants under the plan.

     1999 Employee Stock Purchase Plan. The Board of Directors and our stockholders adopted our 1999 Employee Stock Purchase Plan in May 1999 to become effective upon the date of this offering. We have reserved a total of 400,000 shares of common stock for issuance under the 1999 Employee Stock Purchase Plan, together with an annual increase on the first day of each of our fiscal years beginning on July 1, 2000 equal to the lesser of:

   .  400,000 shares;

   . 1.5% of the outstanding shares of our common stock on the first day of our fiscal year; or

   .  any lesser number of shares determined by the Board of Directors.

     The Purchase Plan, which is intended to qualify under Section 123 of the Internal Revenue Code, is administered by the Board of Directors. Employees, including our officers and employee directors but excluding 5% stockholders, may participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions. No participant may purchase more than $25,000 worth of stock under the Purchase Plan in any calendar year.

     We will implement the Purchase Plan through a series of overlapping offering periods, each to be approximately 24 months duration. The initial offering period under the Purchase Plan will begin on the first trading day on or after January 1st and July 1st each year. Each participant will be granted an option on the first day of the offering period and this option will be automatically exercised on the last day of each semi-annual period throughout the offering period. If the fair market value of the common stock on any purchase date is lower than the fair market value of the common stock on the start date of that offering period, then all participants will automatically be withdrawn from that offering period and re-enrolled in the next offering period. The purchase price of the common stock under the Purchase Plan will be equal to 85% of the lesser of the fair market value per share of common stock on the date of the offering period or at the end of the purchase period. Employees may end their participation in an offering period at any time during that period and participation ends automatically on termination of employment with us.

     The Purchase Plan will terminate in May 2009, unless sooner terminated by the Board of Directors.

                           RELATED PARTY TRANSACTIONS

Preferred Stock Financings

     The following table summarizes private placement transactions in which we sold shares of preferred stock to our directors and 5% stockholders and persons and entities associated with them. Each share of preferred stock converts into one share of common stock upon the closing of this offering. The purchasers included venture capital funds affiliated with Austin Ventures, The E.W. Scripps Company, Phillips-Smith Specialty Retail Group III, LP, Oak Investment Partners, Global Retail Partners, Pequot Capital Management, Inc, Attractor Ventures LLC and Patricof & Co. Ventures. Each of these venture capital funds holds more than 5% of our outstanding capital stock and/or has designated a member of our Board of Directors.

     Series A Financing. On December 21, 1995, we issued 599,998 shares of Series A Preferred Stock to entities affiliated with Austin Ventures for aggregate consideration of approximately $750,000. The shares of Series A Preferred Stock were sold at $1.25 per share.

     Series B Financing. On August 12, 1996, we issued 1,144,000 shares of Series B Preferred Stock to Phillips-Smith Specialty Retail Group III, LP and entities affiliated with Austin Ventures for aggregate consideration of approximately $2,000,000. The shares of Series B Preferred Stock were sold at $1.75 per share.

     Series C Financing. On May 7, 1997 and May 15, 1997, we issued a total of 1,754,482 shares of Series C-1 Preferred Stock, 659,309 shares of Series C-2 Preferred Stock and warrants to purchase 482,757 shares of Series C-1 Preferred Stock to seven investors, including entities affiliated with Austin Ventures, The E.W. Scripps Company, Phillips-Smith Specialty Retail Group III, LP and Oak Investment Partners, for aggregate consideration of approximately $5,250,000. The shares of Series C-1 Preferred Stock and Series C-2 Preferred Stock were sold at $2.18 per share. All shares of Series C-2 Preferred Stock were converted into shares of Series C-1 Preferred Stock in May 1999. The Series C-1 Preferred Stock warrants may be exercised at any time until May 7, 2002 to purchase a total of 482,757 shares of Series C-1 Preferred Stock at an exercise price of $2.18 per share.

     Series D Financing. On June 11, 1998, we issued 4,313,514 shares of Series D Preferred Stock to 19 investors, including entities affiliated with Austin Ventures, The E.W. Scripps Company, Phillips-Smith Specialty Retail Group III, LP, Oak Investment Partners, Global Retail Partners and Pequot Capital Management, Inc., for aggregate consideration of approximately $20,274,000. The shares of Series D Preferred Stock were sold at $4.70 per share.

     Series E Financing. On April 13, 1999, we issued 2,466,794 shares of Series E Preferred Stock to 24 investors, including entities affiliated with Austin Ventures, The E.W. Scripps Company, Phillips-Smith Specialty Retail Group III, LP, Oak Investment Partners, Pequot Capital Management, Inc., Attractor Ventures and Patricof & Co. Ventures, for aggregate consideration of approximately $17,638,000, and on May 24, 1999, we issued 699,300 shares of Series E Preferred Stock to HGTV for aggregate consideration of approximately $5,000,000. The shares of Series E Preferred Stock were sold at $7.15 per share.

     The following table summarizes the private placement transactions in which we sold preferred stock to our directors and 5% stockholders and persons and entities affiliated with them.

5% Stockholders and
Entities Affiliated with  Series A   Series B   Series C      Series D    Series E
Directors                 Preferred Preferred  Preferred      Preferred   Preferred
------------------------  --------- ---------- ----------    ----------- -----------
Entities affiliated with
 Austin Ventures........   599,998     572,000    137,930(1)      99,660      43,023
Phillips-Smith Specialty
 Retail Group III,
 L.P. ..................        --     570,284    275,034(2)      53,310      28,018
Entities affiliated with
 The E.W. Scripps
 Company................        --          --  1,655,172(3)     277,142     757,840
Entities affiliated with
 Oak Investment
 Partners...............        --          --    827,586(4)     266,229      33,312
Entities affiliated with
 Global Retail Partners,
 L.P....................        --          --         --      1,599,998          --
Entities affiliated with
 Pequot Capital
 Management, Inc........        --          --         --      1,219,148      38,611
Entities affiliated with
 Attractor Ventures
 LLC....................        --          --         --             --     909,090
Entities affiliated with
 Patricof
 & Co. Ventures ........        --          --         --             --     909,090
Total Amount of
 Financing..............  $750,000  $2,000,000 $5,250,000    $20,274,000 $22,638,000

------------------
(1) Includes warrants to purchase 22,988 shares exercisable at any time until May 7, 2002 at an exercise price of $2.18 per share.
(2) Includes warrants to purchase 45,839 shares exercisable at any time until May 7, 2002 at an exercise price of $2.18 per share.
(3) Includes warrants to purchase 275,862 shares exercisable at any time until May 7, 2002 at an exercise price of $2.18 per share.
(4) Includes warrants to purchase 137,931 shares exercisable at any time until May 7, 2002 at an exercise price of $2.18 per share.

Stockholders Agreement

     Garden.com has entered into a Fourth Amended and Restated Stockholders Agreement, dated as of April 13, 1999 (the "Stockholders Agreement"), with Clifford A. Sharples, James N. O'Neill and Lisa W.A. Sharples, and each of the holders of preferred stock. The Stockholders Agreement contains provisions with respect to the election of directors of Garden.com, restrictions on the transfer of shares of the Garden.com's capital stock and preemptive rights. Each of these provisions will automatically terminate upon the completion of this offering. The Stockholders Agreement also provides the holders of Series E Preferred Stock with a limited preemptive right in this offering to purchase up to 25% of that number of shares of common stock that would be required to be sold to that Series E holder to maintain its pre-offering percentage ownership.

Transactions with The E.W. Scripps Company

     The E.W. Scripps Company, through its wholly owned subsidiaries, Scripps Ventures LLC and HGTV, is a 20.6% stockholder of Garden.com. Douglas R. Stern, a director of Garden.com, is the President and Chief Executive Officer of United Media, a newspaper syndication company and wholly-owned subsidiary of The E.W. Scripps Company.

     In April 1998, we launched our first television advertising campaign with HGTV. In May 1999, HGTV purchased 699,300 shares of our Series E Preferred Stock for a total purchase price of $5,000,000, or $7.15 per share. Approximately $1,500,000 of the purchase price has been paid in the form of an advertising credit, which we will use over the next 24 months to advertise on HGTV. In addition, we have entered into a strategic alliance with HGTV to pursue mutually beneficial opportunities to leverage each party's content, subscriber/membership base and expertise. Our strategic alliance with HGTV is reflected in a letter agreement which contemplates that we will work together with HGTV to negotiate mutually beneficial future agreements.

     Since March 1998, we have conducted a national marketing program with United Media. Pursuant to this program, we prepare a syndicated newspaper column for publication through United Media. In exchange for our services, United Media has agreed to pay us 50% of United Media's newspaper syndication income relating to our newspaper column. We have agreed to pay United Media 10% of our product sales generated through our newspaper column. We have also agreed not to prepare any newspaper column in competition with the column distributed by United Media and to give United Media a right of first refusal to acquire distribution rights for other newspaper columns we may develop. Our agreement with United Media expires on March 31, 2001, although United Media has an option to extend the agreement through March 31, 2004.

     We made payments of approximately $75,000 and $130,000 to affiliates of The E.W. Scripps Company during our fiscal years ended June 30, 1998 and 1999, respectively.

Other Transactions

     Kenneth Sharples, the brother of Clifford A. Sharples and brother-in-law of Lisa W.A. Sharples, directors of Garden.com, has provided legal services to Garden.com. During fiscal years ended June 30, 1998 and June 30, 1999, we incurred expenses of $27,552 and $32,343 for these legal services. In addition, as of the date of this prospectus, we have issued to Kenneth Sharples options to purchase a total of 6,400 shares of common stock with a weighted average exercise price of $0.93 per share.

     We maintain test gardens in Des Moines, Iowa on property owned by Douglas
A. Jimerson, our Vice President of Publishing and Editor-in-Chief. We pay for the plants grown in the gardens and for landscaping and maintaining the gardens. Other than these landscape and maintenance expenses, we do not pay Mr. Jimerson rent for the use of the gardens. Garden.com estimates that the value of its use of these gardens is $20,000 per year, based on approximate values for similar properties in the area and the cost of reestablishing the gardens elsewhere.

     On February 27, 1996, we entered into a buy-sell agreement with Clifford
A. Sharples, James N. O'Neill, Lisa W.A. Sharples and Andrew R. Martin pursuant to which Mr. Martin granted a right of first refusal in favor of Mr. Sharples, Mr. O'Neill, Ms. Sharples and Garden.com in the event that Mr. Martin attempts to transfer any of the 132,000 shares sold to Mr. Martin by Mr. Sharples, Mr. O'Neill and Ms. Sharples. The buy-sell agreement terminates upon completion of this offering.

     We believe that all the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Any future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

     We have entered into indemnification agreements with each of our executive officers and directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of August 31, 1999, as adjusted to reflect the sale of 4,100,000 shares of common stock in this offering, the amendment to Garden.com's Restated Certificate of Incorporation which resulted in a four-for-five reverse stock split of our outstanding shares of common stock and preferred stock and the conversion of all outstanding shares of preferred stock into shares of common stock, by:

   . each stockholder known by us to own beneficially more than 5% of the common stock;

   .  each director;

   .  the named executive officers, and

   .  all directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons and entities included in the table have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of August 31, 1999 are treated as outstanding and beneficially owned by the option holder for the purpose of computing the percentage ownership of the option holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentages contained in the "After the Offering" column assume that the underwriters do not exercise their over-allotment option to purchase up to 615,000 additional shares.

                                                 Percent of Common Stock
                                     Shares of      Beneficially Owned
                                    Common Stock ---------------------------
                                    Beneficially  Before the      After the
Name of Beneficial Owner               Owned       Offering       Offering
------------------------            ------------ ------------    -----------
Douglas R. Stern .................   2,690,154             20.5%          15.6%
 Entities affiliated with The E.W.
 Scripps Company (1)
Steven J. Dietz ..................   1,599,998             12.5            9.5
 Entities affiliated with Global
 Retail Partners, L.P. (2)
John D. Thornton .................   1,452,611             11.3            8.6
 Entities affiliated with Austin
 Ventures (3)
Entities affiliated with Pequot
 Capital Management,
 Inc. (4).........................   1,257,759              9.8            7.4
Gerald R. Gallagher (5)...........   1,127,127              8.7            6.6
 Entities affiliated with Oak
 Investment Partners
Donald J. Phillips................     926,646              7.2            5.5
 Phillips-Smith Specialty Retail
 Group, III, L.P. (6)
Entities affiliated with Patricof      909,090              7.1            5.4
 & Co. Ventures (7)...............
Entities affiliated with Attractor     909,090              7.1            5.4
 LLC (8)..........................
Clifford A. Sharples (9)..........     319,812              2.5            1.9
James N. O'Neill (10).............     319,830              2.5            1.9
Lisa W.A. Sharples (11)...........     319,812              2.5            1.9
Andrew R. Martin (12).............     224,029              1.8            1.3
Douglas A. Jimerson (13)..........      45,560                *              *
All directors and executive          9,033,579             67.3           51.6
 officers as a group (11 persons)
 (14).............................

------------------
 *  Less than 1%
(1) Represents (i) 1,990,854 shares held of record by Scripps Ventures, LLC, including 275,862 shares issuable upon exercise of outstanding warrants, and (ii) 699,300 shares held of record by HGTV. Mr. Stern disclaims beneficial ownership of these shares. The address for Mr. Stern and each of these entities is 200 Madison Avenue, New York, New York 10016.

(2) Represents (i) 1,025,834 shares held of record by Global Retail Partners, L.P., (ii) 305,677 shares held of record by DLJ Diversified Partners, L.P.,
    (iii) 113,519 shares held of record by DLJ Diversified Partners-A, L.P.,
    (iv) 66,687 shares held of record by GRP Partners, L.P., (v) 70,626 shares held of record by Global Retail Partners Funding, Inc., and (vi) 17,655 shares held of record by DLJ ESC II, L.P. Mr. Dietz is a Principal of Global Retail Partners, L.P. and each of the foregoing entities is an affiliate of Global Retail Partners, L.P. Mr. Dietz disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares. The address for Mr. Dietz and each of these entities is 2121 Avenue of the Stars, Suite 3000, Los Angeles, California 90067.
(3) Represents (i) 468,886 shares held of record by Austin Ventures IV-A, L.P., including 7,420 shares issuable upon exercise of outstanding warrants, and
    (ii) 983,725 shares held of record by Austin Ventures IV-B, L.P., including 15,568 shares issuable upon exercise of warrants. Mr. Thornton has shared voting and investment power over all of these shares, and he disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares. The address for Mr. Thornton and each of these entities is 1300 Norwood Tower, 114 West Seventh Street, Austin, Texas 78701.
(4) Represents (i) 1,116,410 shares held of record by Pequot Private Equity Fund, LP, and (ii) 141,349 shares held of record by Pequot Offshore Private Equity Fund, Inc. Arthur J. Samberg, Lawrence D. Lenihan, Jr., Gerald Poch and Mark Broach, as members of the Pequot Private Equity Investment Committee, may be deemed to share the power to direct the voting and disposition of all of the shares held by these entities, and they disclaim beneficial ownership of such shares. The address for each of these entities is 500 Nyala Farm Road, Westport, Connecticut 06880.
(5) Represents (i) 1,099,515 shares held of record by Oak Investment Partners VII, Limited Partnership, including 134,552 shares issuable upon exercise of outstanding warrants, and (ii) 27,612 shares held of record by Oak VII Affiliates Fund, Limited Partnership, including 3,379 shares issuable upon exercise of outstanding warrants. Mr. Gallagher has shared voting and investment power over all of these shares, and he disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares. The address for Mr. Gallagher and each of these entities is 4550 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402.
(6) Includes 45,839 shares issuable upon exercise of outstanding warrants. Mr. Phillips has sole voting and investment power over all of the shares held by Phillips-Smith Specialty Retail Group III, L.P., and he disclaims beneficial ownership except to the extent of his pecuniary interest in such shares. The address for Mr. Phillips and Phillips-Smith Specialty Retail Group III, L.P., is 5080 Spectrum Drive, Suite 805 West, Addison, Texas 75001.
(7) Represents (i) 746,181 shares held of record by APA Excelsior V, L.P., (ii) 153,846 shares held of record by The P/A Fund III, L.P. and (iii) 9,063 shares held of record by Patricof Private Investment Club II, L.P. Alan Patricof may be deemed to be the beneficial owner of all of the shares held by these entities with the sole power to vote and dispose of such shares. He disclaims beneficial ownership of such shares. The address for each of these entities is 445 Park Avenue, 11th Floor, New York, New York 10022.
(8) Represents (i) 796,206 shares held of record by Attractor LP, (ii) 52,904 shares held of record by Attractor Institutional LP, and (iii) 59,980 shares held of record by Attractor Ventures LLC. Gigi Brisson and Harvey Allison may be deemed to share the power to direct the voting and disposition of all of the shares held by these entities, and they disclaim beneficial ownership of such shares. The address for each of these entities is 1110 Burlingame Avenue, Suite 211, Burlingame, California 94010.

(9) Includes (i) 5,896 shares held of record by trusts for the benefit of the minor child of Mr. Sharples and Lisa W.A. Sharples, the spouse of Mr. Sharples, over which Mr. Sharples has sole voting power, and (ii) 24,000 shares subject to stock options held by Mr. Sharples. Excludes (i) 295,812 shares held of record by Mr. Sharples' spouse, (ii) 24,000 shares subject to stock options held by Mr. Sharples' spouse and (iii) 5,896 shares held of record by trusts for the benefit of the minor child of Mr. Sharples and his spouse over which Mr. Sharples' spouse has sole voting power. Mr. Sharples disclaims beneficial ownership of all shares held in the trusts for the benefit of his minor child. Mr. Sharples has granted the Underwriters a 30-day option to purchase up to 15,000 shares to cover over-allotments, if any. If such option is exercised in full, following completion of the offering, Mr. Sharples will beneficially own 304,182 shares, or 1.8% of Garden.com common stock.

(10) Includes (i) 24,100 shares subject to exercise of stock options and (ii) 15,264 shares held of record by members of Mr. O'Neill's family over which Mr. O'Neill has sole voting power. Mr. O'Neill disclaims beneficial ownership of the shares held by the members of his family. Mr. O'Neill has granted the Underwriters a 30-day option to purchase up to 15,000 shares to cover over-allotments, if any. If such option is exercised in full, following completion of the offering, Mr. O'Neill will beneficially own 304,830 shares, or 1.8% of Garden.com common stock.

(11) Includes (i) 5,896 shares held of record by trusts for the benefit of the minor child of Ms. Sharples and Clifford A. Sharples, the spouse of Ms. Sharples, over which Ms. Sharples has sole voting power, and (ii) 24,000 shares subject to stock options held by Ms. Sharples. Excludes (i) 295,812 shares held of record by Ms. Sharples' spouse, (ii) 24,000 shares subject to stock options held by Ms. Sharples' spouse and (iii) 5,896 shares held of record by trusts for the benefit of the minor child of Ms. Sharples and her spouse over which Ms. Sharples' spouse has sole voting power. Ms. Sharples disclaims beneficial ownership of all shares held in the trusts for the benefit of her minor child. Ms. Sharples has granted the Underwriters a 30-day option to purchase up to 15,000 shares to cover over-allotments, if any. If such option is exercised in full, following completion of the offering, Ms. Sharples will beneficially own 304,182 shares, or 1.8% of Garden.com common stock.

(12) Includes (i) 5,750 shares subject to exercise of stock options and (ii) 5,593 shares held of record by a trust for the benefit of the minor children of Mr. Martin over which Mr. Martin has sole voting power. Mr. Martin disclaims beneficial ownership of all shares held in the trust for the benefit of his minor children. Mr. Martin has granted the Underwriters a 30-day option to purchase 10,000 shares to cover over-allotments, if any. If such option is exercised in full, Mr. Martin will beneficially own 214,029 shares, or 1.3% of Garden.com common stock.

(13) Includes 42,000 shares subject to exercise of stock options and 1,920 shares held by Mr. Jimerson's spouse. Mr. Jimerson has granted the Underwriters a 30-day option to purchase 10,000 shares to cover over-allotments, if any. If such option is exercised in full, Mr. Jimerson will beneficially own 28,560 shares, or less than one percent of Garden.com common stock.
(14) Includes 104,280 shares subject to exercise of stock options and 482,620 shares issuable upon exercise of outstanding warrants.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, we will be authorized to issue 50,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of undesignated preferred stock, $0.01 par value. For more detail regarding our capital stock, see our Restated Certificate of Incorporation and Amended and Restated By-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

     As of August 31, 1999, on a pro forma basis, there were 12,821,710 shares of common stock outstanding, held of record by approximately 85 stockholders, which reflects the conversion of all outstanding shares of preferred stock into common stock. In addition, as of August 31, 1999, there were 1,209,520 shares of common stock subject to outstanding options. Upon completion of this offering, there will be 16,921,710 shares of common stock outstanding assuming no exercise of the underwriters' over-allotment option, no exercise of outstanding warrants and no additional exercise of outstanding options under our stock option plan.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for that purpose. The terms of our bank credit agreement for this revolving credit facility prohibit us from paying cash dividends on shares of our common stock. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

     Upon the closing of this offering, all outstanding shares of preferred stock will be converted into 11,637,397 shares of common stock and automatically retired. Thereafter, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

Warrants

     As of August 31, 1999, there were outstanding warrants to purchase 584,467 shares of our preferred stock with a weighted average exercise price of $2.74 per share. These warrants to purchase preferred stock shall automatically convert into warrants to purchase common stock upon completion of this offering.

Registration Rights

     The holders of 11,637,397 shares of preferred stock and 584,467 shares subject to the exercise of warrants are entitled to have their shares registered by us under the Securities Act pursuant to the terms of an agreement between us and the holders of these registrable securities. Subject to limitations specified in the agreement, these registration rights include the following:

   . The holders of at least 50% of the then outstanding registrable securities issued upon conversion of the Series E Preferred Stock may require, on one occasion beginning after the completion of this offering, that we use our best efforts to register the registrable securities of such holders for public resale.

   . The holders of at least 66 2/3% of the then outstanding registrable securities may require, on three occasions beginning on January 1, 2001, that we use our best efforts to register no less than 33 1/3% of the then outstanding registrable securities for public resale.

   . If we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in such registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

   . The holders of registrable securities with a fair market value of at least $750,000 may require us on two occasions to register all or a portion of their registrable securities on Form S-2 and on an unlimited number of occasions to register all or a portion of their registrable securities on Form S-3 when use of such forms becomes available to us.

     We will bear all registration expenses other than underwriting discounts and commissions. All registration rights terminate at such time as the holder is entitled to sell all of its registrable securities pursuant to Rule 144(k) under the Securities Act.

Delaware Anti-Takeover Law and Our Restated Certificate of Incorporation and Amended and Restated By-law Provisions

     Delaware law and our Restated Certificate of Incorporation and Amended and Restated By-laws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. We have summarized the relevant provisions of Delaware law and our existing charter and By-laws below. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Garden.com to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

   . the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

   . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

   . on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the holders of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

     A "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

     Our Restated Certificate of Incorporation and Amended and Restated By-laws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our Restated Certificate of Incorporation permits the Board of Directors to issue preferred stock with voting or other rights without any stockholder action. Our Restated Certificate of Incorporation and our Amended and Restated By-laws provide, upon the completion of this offering, that our Board of Directors will be divided into three classes, with each class serving staggered three year terms. The classification of our Board of Directors could have the effect of making it more difficult for a third party to acquire control of Garden.com or discourage a third party from attempting to acquire control of Garden.com. In addition, our Amended and Restated By-laws establish an advance notice procedure for stockholder proposals to be brought before any meeting of stockholders of Garden.com and for nominations by stockholders of candidates for election as directors at any meeting of stockholders at which directors are to be elected. These provisions, which require the vote of stockholders holding at least a majority of the outstanding voting securities of Garden.com to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent's address is 40 Wall Street, New York, NY 10051, and its telephone number is (718) 921-8286.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could lower prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could harm the prevailing market price and impair our ability to raise equity capital in the future.

     Upon completion of the offering, we will have 16,921,710 outstanding shares of common stock. Of these shares, the 4,100,000 shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% stockholders.

     The remaining 12,821,710 shares outstanding are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

     We anticipate that our directors, officers and significant securityholders will enter into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Hambrecht & Quist LLC. Taking into account the lock-up agreements, and assuming Hambrecht & Quist LLC does not release stockholders from these agreements, the number of shares that will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 will be as follows:

   . Beginning on the effective date of this prospectus, only the shares sold in this offering will be immediately available for sale in the public market.

   . Beginning 90 days after the effective date, approximately 1,800 shares subject to fully vested options will be eligible for sale.

   . Beginning 180 days after the effective date, approximately 9,655,603 shares will be eligible for sale.

   . At various times thereafter upon the expiration of applicable holding periods, 3,166,107 shares will become eligible for sale.

     In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

   . one percent of the number of shares of common stock then outstanding which will equal approximately 169,217 shares immediately after the offering; or

   . the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701 permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

                                  UNDERWRITING

     The underwriters named below, through their representatives, Hambrecht & Quist LLC, BancBoston Robertson Stephens Inc. and Thomas Weisel Partners LLC, have severally agreed to purchase, and we have agreed to sell them, an aggregate of 4,100,000 shares of common stock pursuant to an underwriting agreement. The number of shares of common stock that each underwriter has agreed to purchase is listed opposite its name below:

                                                                       Number of
    Name                                                                Shares
    ----                                                               ---------
    Hambrecht & Quist LLC.............................................
    BancBoston Robertson Stephens Inc. ...............................
    Thomas Weisel Partners LLC........................................

    Total............................................................. 4,100,000
                                                                       =========

     The underwriting agreement provides that the obligations of the underwriters are conditioned on the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us and the selling stockholders, their counsel and the independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered by this prospectus if any of the shares are purchased.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to selected dealers at a price that
represents a concession not in excess of $   per share under the public
offering price. The underwriters may allow, and such dealers may reallow a
concession not in excess of $   per share to other underwriters or selected
other dealers. After the initial public offering of the shares of common stock, the offering price and other selling terms may be changed by the representatives of the underwriters.

     An electronic prospectus is available on the Web site maintained by Charles Schwab & Co. Inc. The underwriters have agreed to allocate a limited number of shares to Charles Schwab & Co. Inc. for sale to its brokerage account holders.

     In the underwriting agreement, Garden.com, Clifford A. Sharples, James N. O'Neill, Lisa W.A. Sharples, Andy Martin and Douglas A. Jimerson have granted to the underwriters options, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 615,000 additional shares of common stock at the initial public offering price, less underwriting discounts and commissions, listed on the cover page of this prospectus. To the extent that the underwriters exercise these options, each underwriter will have a firm commitment to purchase approximately the same percentage which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered by this prospectus.

     At our request, the underwriters have reserved up to 287,000 shares of common stock to be sold in the offering and offered for sale, at the public offering price, to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. In addition, the underwriters have agreed that each holder of our Series E Preferred Stock shall have the right to purchase up to 25% of that number of shares of common stock that would be required to be sold to the Series E holder to maintain its pre-offering percentage ownership. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     Garden.com and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make with respect to these liabilities.

     We anticipate that our directors, officers and our significant stockholders will agree not to directly or indirectly, without the prior written consent of Hambrecht & Quist LLC on behalf of the underwriters, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, during the 180-day period following the date of this prospectus:

   . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether any such shares or any such securities are then owned by such person or are later acquired directly from us); or

   . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock.

We have also agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer or sell any shares of common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus. We may issue shares upon the exercise of options granted prior to the date of this prospectus, and may grant additional options under our stock option plans, providing that, without the prior written consent of Hambrecht & Quist LLC, the additional options shall not be exercisable during the 180-day period.

     The restrictions described in the previous paragraph do not apply to:

   . the sale to the underwriters of the shares of common stock under the underwriting agreement;

   . the issuance of shares of our common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

   . transactions by any person other than Garden.com relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; or

   . issuance of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of the prospectus and consistent with past practices.

     In our June 1998 Series D Preferred Stock private placement, Hambrecht & Quist California purchased 63,828 shares of Series D Preferred Stock for approximately $300,000, or $4.70 per share, and H&Q Garden Escape Investors, LP purchased 148,936 shares of Series D Preferred Stock for approximately $700,000, or $4.70 per share. Hambrecht & Quist California and H&Q Garden Escape Investors, LP purchased these shares on the same terms as the other investors in the private placement. As partial consideration for its services as placement agent for the private placement, we issued a warrant, expiring on December 31, 2002, to purchase 72,340 shares of Series D Preferred Stock at $4.70 per share to Hambrecht & Quist LLC. In January 1999, Hambrecht & Quist California transferred 21,276 shares of Series D Preferred Stock to Hambrecht & Quist Employee Venture Fund, L.P. Each of Hambrecht & Quist California, H&Q Garden Escape Investors, LP and Hambrecht & Quist Employee Venture Fund, L.P. is an affiliate of Hambrecht & Quist LLC.

     In our April 1999 Series E Preferred Stock private placement, Hambrecht & Quist California purchased 3,009 shares of Series E Preferred Stock for $21,518.64, or $7.15 share, and Hambrecht & Quist Employee Venture Fund, L.P. II purchased 3,009 shares of Series E Preferred Stock for $21,518.64 or $7.15 per share. Hambrecht & Quist California and Hambrecht & Quist Employee Venture Fund, L.P. purchased these shares on the same terms as the other investors in the private placement. As partial consideration for its services as placement agent for the private placement, we issued Hambrecht & Quist LLC a warrant, expiring on May 24, 2004, to purchase 29,370 shares of Series E Preferred Stock at $7.15 per share to Hambrecht & Quist LLC. Hambrecht & Quist Employee Venture Fund, L.P. II is an affiliate of Hambrecht & Quist LLC. In addition, 1,502 shares of Series E Preferred Stock are beneficially owned by other persons affiliated with Hambrecht & Quist LLC.

     The underwriters participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager of 35 filed public offerings of equity securities, of which 16 have been completed, and has acted as a syndicate member in an additional 10 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

     Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation among Garden.com, the selling stockholders and the representatives of the underwriters. The factors that will be considered in determining the initial public offering price are prevailing market and economic conditions, our revenues and earnings, market valuations of other companies engaged in activities similar to us, estimates of our business potential and prospects, the present state of our business operations, our management and other factors deemed relevant. The estimated initial public offering price range on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas. Legal matters will be passed upon for the underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Austin, Texas. Entities affiliated with Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP are partners in one of our stockholders, H&Q Garden Escape Investors, LP. As a result, the entities affiliated with Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP maintain a beneficial interest in 10,638 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at June 30, 1998 and 1999, and for each of the three years in the period ended June 30, 1999, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       ADDITIONAL GARDEN.COM INFORMATION

     We have filed a registration statement on Form S-1 with the SEC with respect to the common stock sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Garden.com and the common stock sold in this offering, we refer you to the registration statement and its exhibits and schedules. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended, and, accordingly, will file periodic reports, proxy statements and other information with the SEC. Our periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's Web site.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
  Garden.com, Inc.                                                        ----

    Report of Ernst & Young LLP, Independent Auditors.................... F-2

    Balance Sheets....................................................... F-3

    Statements of Operations............................................. F-4

    Statements of Changes in Redeemable Convertible Preferred Stock and
     Stockholders' Deficit............................................... F-5

    Statements of Cash Flows............................................. F-6

    Notes to Financial Statements........................................ F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Garden.com, Inc.

     We have audited the accompanying balance sheets of Garden.com, Inc. as of June 30, 1998 and 1999 and the related statements of operations, changes in redeemable convertible preferred stock and stockholders' deficit and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garden.com, Inc. at June 30, 1998 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

July 12, 1999 (except Note 9, as to which the date is September 9, 1999) Austin, Texas


                                          /s/ Ernst & Young LLP

                                GARDEN.COM, INC.

                                                         Pro Forma
                                                        Redeemable
                                                        Convertible
                                                         Preferred
                                                         Stock and
                                    June 30,           Stockholders'
                            -------------------------    Equity at
                               1998          1999      June 30, 1999
                            -----------  ------------  -------------
                                                        (unaudited)
                             ASSETS
Current assets:
 Cash and cash
  equivalents.............  $19,042,218  $ 15,340,160
 Investments..............           --     3,709,432
 Prepaid advertising......      378,065       987,844
 Other prepaid expenses
  and current assets......       47,250     1,086,158
 Inventory................      158,818       522,483
                            -----------  ------------
  Total current assets....   19,626,351    21,646,077
Property and equipment:
 Equipment................       54,262       480,459
 Leasehold improvements...       29,224       455,585
 Computers and purchased
  software................      829,338     2,110,840
 Furniture and fixtures...       15,064       440,340
                            -----------  ------------
  Total property and
   equipment..............      927,888     3,487,224
Accumulated depreciation..     (328,176)     (827,860)
                            -----------  ------------
  Property and equipment,
   net....................      599,712     2,659,364
Other assets, net of
 accumulated amortization
 of $16,901 and 109,815 as
 of June 30, 1998, and
 1999, respectively.......      262,489       916,992
                            -----------  ------------
  Total assets............  $20,488,552  $ 25,222,433
                            ===========  ============

              LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Accounts payable.........  $   910,378  $  2,051,802
 Accrued expenses and
  other liabilities.......      137,323       955,870
 Unearned revenue.........       95,759       187,912
 Current portion of long-
  term debt...............      175,312       127,661
                            -----------  ------------
  Total current
   liabilities............    1,318,772     3,323,245


Long-term debt, less
 current portion..........      154,332        20,004

Redeemable convertible
 preferred stock..........   26,975,496    48,215,297  $        --
Warrants to purchase
 redeemable convertible
 preferred stock..........       23,835        23,835        23,835
Stockholders' deficit:
 Common Stock--$.01 par
  value: 12,000,000
  authorized, actual;
  50,000,000 authorized,
  pro forma; 1,006,553 and
  1,156,753 actual shares
  issued and outstanding
  on June 30, 1998 and
  1999, 12,794,150 shares
  issued and outstanding,
  proforma................       10,066        11,568       127,941
 Additional paid-in
  capital.................      322,301     5,768,463    53,867,387
 Deferred stock
  compensation............     (240,506)   (2,305,293)   (2,305,293)
 Retained deficit.........   (8,075,744)  (29,834,686)  (29,834,686)
                            -----------  ------------  ------------
Total stockholders'
 (deficit) equity.........   (7,983,883)  (26,359,948) $ 21,855,349
                            -----------  ------------  ------------
Total liabilities and
 stockholders' deficit....  $20,488,552  $ 25,222,433
                            ===========  ============

                            See accompanying notes.

                                GARDEN.COM, INC.

                            STATEMENTS OF OPERATIONS

                                     Fiscal Year Ended June 30,
                                --------------------------------------  -------
                                   1997         1998          1999
                                -----------  -----------  ------------
Revenues:
 Products...................... $   308,469  $ 1,283,114  $  4,952,306
 Advertising...................       7,500       55,487       441,554
                                -----------  -----------  ------------
  Total revenues...............     315,969    1,338,601     5,393,860
                                -----------  -----------  ------------
Cost of revenues:..............
 Products......................     242,239    1,085,620     4,465,723
 Advertising...................       3,750       21,852        73,701
                                -----------  -----------  ------------
  Total cost of revenues.......     245,989    1,107,472     4,539,424
                                -----------  -----------  ------------
Gross profit...................      69,980      231,129       854,436
                                -----------  -----------  ------------
Operating expenses:
 Marketing and sales...........     927,343    2,410,509    13,304,691
 Content and product
  development..................     858,388    1,188,140     3,167,271
 General and administrative....     764,741    1,510,050     4,225,534
                                -----------  -----------  ------------
  Total operating expenses.....   2,550,472    5,108,699    20,697,496
                                -----------  -----------  ------------
Operating loss.................  (2,480,492)  (4,877,570) (19,843,060)
Other income (expense):
 Interest income...............      62,170      226,246       803,791
 Interest expense..............     (22,126)     (32,902)      (19,673)
                                -----------  -----------  ------------
Net loss....................... $(2,440,448) $(4,684,226) $(19,058,942)
                                ===========  ===========  ============
 less: Beneficial conversion
  feature and insubstance
  dividend.....................         --           --     (2,700,000)
                                -----------  -----------  ------------
Net loss applicable to common
 stockholders..................  (2,440,448)  (4,684,226) (21,758,942)
                                ===========  ===========  ============
Basic net loss per share....... $     (2.44) $     (4.68) $     (20.48)
                                ===========  ===========  ============
Shares used in computing basic
 net loss per share............     999,993    1,000,820     1,062,696
                                ===========  ===========  ============
Pro forma basic net loss per
 share.........................                           $      (1.71)
                                                          ============
Shares used in computing pro
 forma basic net loss per
 share.........................                             12,700,093
                                                          ============

                            See accompanying notes.

                                GARDEN.COM, INC.

                STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE
                   PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

                                                                                                                   Total
                                                                                                                Redeemable
                                                                                                                Convertible
                      Redeemable Convertible                                                                     Preferred
                          Preferred Stock            Common Stock      Additional    Deferred                    Stock and
                  ------------------------------- --------------------  Paid-in       Stock        Retained    Stockholders'
                    Shares     Amount    Warrants  Shares    Par Value  Capital    Compensation    Deficit        Equity
                  ---------- ----------- -------- ---------  --------- ----------  ------------  ------------  -------------
Balance at June
 30, 1996........    599,998 $   724,641 $    --    999,993   $10,000  $    2,500  $         --  $   (665,177) $     71,964
 Issuance of
  Common Stock...         --          --      --    160,000     1,600      26,400            --                      28,000
 Issuance of
  Series B, C-1
  and C-2
  Redeemable
  Convertible
  Preferred
  Stock, net of
  issuance costs
  of $75,877.....  3,557,791   7,154,191      --         --        --          --            --            --     7,154,191
 Issuance of
  warrants to
  purchase
  482,759 shares
  of Series C-1
  Redeemable
  Convertible
  Preferred
  Stock..........         --          --  22,931         --        --          --            --            --        22,931
 Net loss........         --          --      --         --        --          --            --    (2,440,448)   (2,440,448)
                  ---------- ----------- -------  ---------   -------  ----------  ------------  ------------  ------------
Balance at June
 30, 1997........  4,157,789   7,878,832  22,931  1,159,993    11,600      28,900            --    (3,105,625)    4,836,638
 Issuance of
  Series D
  Redeemable
  Convertible
  Preferred Stock
  and warrants,
  net of issuance
  costs of
  $1,176,890.....  4,255,303  18,823,075     904         --        --          --            --            --    18,823,979
 Dividends
  accrued for
  Series A, B,
  C-1 and C-2
  Preferred
  Stock..........         --          --      --         --        --          --            --      (285,893)     (285,893)
 Conversion of
  cumulative
  dividend to
  Series D
  Redeemable
  Convertible
  Preferred
  Stock..........     58,211     273,589      --         --        --          --            --            --       273,589
 Repurchase of
  common stock...         --          --      --   (160,000)   (1,600)    (26,400)           --            --       (28,000)
 Deferred stock
  compensation...         --          --      --         --        --     313,920      (313,920)           --            --
 Amortization of
  deferred
  compensation...         --          --      --         --        --          --        73,414            --        73,414
 Exercise of
  stock options..         --          --      --      6,560        66       5,881            --            --         5,947
 Net loss........         --          --      --         --        --          --            --    (4,684,226)   (4,684,226)
                  ---------- ----------- -------  ---------   -------  ----------  ------------  ------------  ------------
Balance at June
 30, 1998........  8,471,303  26,975,496  23,835  1,006,553    10,066     322,301      (240,506)   (8,075,744)   19,015,448
 Issuance of
  Series E
  Redeemable
  Convertible
  Preferred Stock
  net of issuance
  costs of
  $1,397,859.....  3,166,094  21,239,801      --         --        --          --            --            --    21,239,801
 Beneficial
  conversion
  feature and in
  substance
  dividend.......         --          --      --         --        --   2,700,000            --    (2,700,000)           --
 Deferred stock
  compensation...         --          --      --         --        --   2,738,777    (2,738,777)           --            --
 Amortization of
  deferred
  compensation...         --          --      --         --        --          --       673,990            --       673,990
 Exercise of
  stock options..         --          --      --    150,200     1,502       7,385            --            --         8,887
 Net loss........         --          --      --         --        --          --            --   (19,058,942)  (19,058,942)
                  ---------- ----------- -------  ---------   -------  ----------  ------------  ------------  ------------
Balance at June
 30, 1999........ 11,637,397 $48,215,297 $23,835  1,156,753   $11,568  $5,768,463  $(2,305,293)  $(29,834,686) $ 21,879,184
                  ========== =========== =======  =========   =======  ==========  ============  ============  ============

                            See accompanying notes.

                                GARDEN.COM, INC.

                            STATEMENTS OF CASH FLOWS

                                              Fiscal Year Ended June 30,
                                         --------------------------------------
                                            1997         1998          1999
                                         -----------  -----------  ------------
Operating activities:
 Net loss..............................  $(2,440,448) $(4,684,226) $(19,058,942)
 Adjustment to reconcile net loss to
  cash used in operating activities:
 Depreciation..........................       96,617      219,448       516,866
 Amortization..........................           --           --        92,915
 Amortization of deferred stock
  compensation.........................           --       73,414       673,990
 Changes in operating assets and
  liabilities:
  Prepaid advertising..................       (3,922)    (374,143)     (609,779)
  Other prepaid expenses and current
   assets..............................      (50,973)       7,990    (1,038,908)
  Inventory............................      (24,379)    (134,439)     (363,665)
  Other assets.........................       (2,482)      (6,876)     (738,002)
  Accounts payable.....................      152,746      674,770     1,141,424
  Accrued expenses and other
   liabilities.........................       59,404       47,325       818,547
  Unearned revenue.....................       28,321       80,212        92,153
                                         -----------  -----------  ------------
   Net cash used in operating
    activities.........................   (2,185,116)  (4,096,525)  (18,473,401)
                                         -----------  -----------  ------------
Investing activities:
 Proceeds from sale of investments.....           --           --    11,082,690
 Purchase of investments...............           --           --   (14,792,122)
 Purchase of property and equipment....     (280,398)    (421,783)   (2,576,518)
 Purchase of other assets..............           --     (262,000)       (9,416)
                                         -----------  -----------  ------------
   Net cash used in investing
    activities.........................     (280,398)    (683,783)   (6,295,366)
                                         -----------  -----------  ------------
Financing activities:
 Proceeds from long-term debt..........       95,000      200,028            --
 Repayments of long-term debt..........           --     (115,443)     (181,979)
 Proceeds from issuance of common
  stock................................       28,000           --            --
 Repurchase of common stock............           --      (28,000)           --
 Proceeds from issuance of Series B, C-
  1 and C-2 Redeemable Convertible
  Preferred Stock and warrants, net of
  issuance costs of $75,877............    7,177,122           --            --
 Proceeds from issuance of Series D
  Redeemable Convertible Preferred
  Stock and warrants, net of issuance
  costs of $1,176,890..................           --   18,823,979            --
 Proceeds from issuance of Series E
  Redeemable Convertible Preferred
  Stock and warrants, net of issuance
  costs of $1,397,859..................                              21,239,801
 Exercises of stock options............           --        5,947         8,887
 Dividend paid on Series A, B and C
  Redeemable Convertible Preferred
  Stock................................           --      (12,304)           --
                                         -----------  -----------  ------------
   Net cash provided by financing
    activities.........................    7,300,122   18,874,207    21,066,709
                                         -----------  -----------  ------------
Change in cash and cash equivalents....    4,834,608   14,093,899    (3,702,058)
Cash and cash equivalents, beginning of
 year..................................      113,711    4,948,319    19,042,218
                                         -----------  -----------  ------------
Cash and cash equivalents, end of
 year..................................  $ 4,948,319  $19,042,218  $ 15,340,160
                                         ===========  ===========  ============
Supplemental disclosures:
 Interest paid.........................  $    29,767  $    30,649  $     22,380
                                         ===========  ===========  ============
 Beneficial conversion and insubstance
  dividend (see Note 6)................                            $  2,700,000

                            See accompanying notes.

                                GARDEN.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Organization

     The Company was originally incorporated in Texas on October 2, 1995 as The Asbury Group, Inc. On November 30, 1995, The Asbury Group, Inc. incorporated a wholly-owned subsidiary, Garden Escape, Inc., in Delaware. Effective
December 11, 1995, The Asbury Group, Inc. was merged into Garden Escape, Inc. in a transaction accounted for at historical cost. In February 1999, the Company changed its name to Garden.com, Inc. The Company is a leading online destination integrating gardening and gardening-related commerce, content and community. All of the Company's sales are conducted via its Web sites, garden.com, virtualgarden.com and hortmag.com.

2. Significant Accounting Policies

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Revenue Recognition

     Revenues for products and shipping charges are recognized when the products are shipped to the customer. Substantially all product sales are shipped directly from various product suppliers to the customer. The Company takes title to all goods at the shipping point and, accordingly, has the risks and rewards of ownership for such shipments. Revenues are recorded net of promotional discounts and coupons. Product returns are recorded as a reduction of revenues.

     Advertising revenues are recognized in proportion to the number of impressions delivered under each contract. The Company has certain contracts under which it generates a minimum number of click-throughs and has historically met these guarantees. The Company records unearned revenue for customer orders received and paid for that have not been shipped.

Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand and marketable securities with original maturities of three months or less. Cash and cash equivalents are recorded at cost, which approximates fair value due to the short maturity of these instruments.

Investments

     Management determines the appropriate classification of investments at the time of purchase and reevaluates such designation as of each balance sheet date. Investments as of June 30, 1999 consisted of high-grade commercial paper, corporate notes, and government securities, are classified as available-for-sale, and are reported at an amount that approximates fair market value as of June 30, 1999. All of these securities mature within one year.

Inventory

     Inventory, which consists of finished goods, is stated at the lower of cost or market, with cost determined using the average cost method.

Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is based on the useful lives of the assets, generally three to seven years, and is computed using the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over estimated useful lives or lease terms if shorter.

                                GARDEN.COM, INC.

2.Significant Accounting Policies (continued)

Other Assets

     Other assets include prepaid advertising and the cost of a Web site and a licensing agreement for related databases purchased during fiscal 1998 which are carried at cost less accumulated amortization. Amortization of the intangible other assets is computed on the straight-line method over the four-year estimated useful life for the Web site and the two-year term of the agreement for the license.

Long-Lived Assets

     The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company.

Advertising Costs

     The cost of advertising is expensed as incurred. For the fiscal years ended June 30, 1997, 1998, and 1999, the Company incurred advertising expenses of $197,000, $1,364,000, and $10,763,000, respectively.

Content Licenses

     The Company licenses certain content from third party providers and records these expenditures as incurred.

Income Taxes

     Income taxes are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Accounting for Stock-Based Compensation

     The Company has elected to account for stock-based compensation expense under APB No. 25 and make the required pro forma disclosures for compensation as required by SFAS No. 123. The Company uses the intrinsic value method in accounting for its stock based employee compensation plans.

Net Loss Per Share

     Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Shares associated with stock options and the Redeemable Convertible Preferred Stock are not included because they are antidilutive.

                                GARDEN.COM, INC.

2.Significant Accounting Policies (continued)

Segments

     The Company continues to consider its business activities as a single segment.

Reclassifications

     Certain amounts in previously issued financial statements have been reclassified to conform to the 1999 presentation.

3.Long-Term Debt

Long-term debt consists of the following:

                                                               June 30,
                                                          --------------------
                                                            1998       1999
                                                          ---------  ---------
 Line of credit term note payable to a bank due October
    14, 2000, payable in monthly installments of $6,668
    with interest at the prime rate plus 1% (9.04% at
    June 30, 1999), collateralized by the assets of the
    Company.............................................. $ 186,693  $ 106,682
 Line of credit term note payable to a bank due December
    14, 1999, payable in monthly installments of $7,942
    with interest at the prime rate plus 1% (9.04% at
    June 30, 1999), collateralized by the assets of the
    Company..............................................   142,951     40,983
                                                          ---------  ---------
 Total long-term debt....................................   329,644    147,665
 Less current portion....................................  (175,312)  (127,661)
                                                          ---------  ---------
 Long-term debt, net of current portion.................. $ 154,332  $  20,004
                                                          =========  =========

     Long-term debt as of June 30, 1999 matures as follows:

      Fiscal Year Ended                                               Maturities
      -----------------                                               ----------
      2000...........................................................  $127,661
      2001...........................................................    20,004
                                                                       --------
                                                                       $147,665
                                                                       ========

     As of June 30, 1999 the Company had approximately $252,335 available under the two lines of credit. As of June 30, 1998 and 1999, all of the Company's outstanding long-term debt had a variable interest rate, and accordingly, the Company believes the carrying value of the long-term debt approximates its fair value.

4.Income Taxes

     As of June 30, 1999, the Company had net operating loss carryforwards of approximately $26,933,000 for federal tax reporting purposes. The net operating loss carryforwards will begin to expire at various dates beginning in 2011, if not utilized. In addition, as of June 30, 1999, the Company had federal research and development tax credit carryforwards of approximately $70,000. The research and development credit carryforwards will begin to expire at various dates beginning in 2012, if not utilized.

     Utilization of the net operating loss and tax credit carryforwards will be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

                                GARDEN.COM, INC.

4.Income Taxes (continued)

     Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                        June 30,     June 30,
                                                          1998         1999
                                                       -----------  -----------
Deferred tax liabilities:
 Prepaid expenses and other........................... $        --  $   460,294
                                                       -----------  -----------
  Total deferred tax liabilities......................          --      460,294
                                                       -----------  -----------
Deferred tax assets:
 Depreciable assets...................................      23,658       69,990
 Accrued liabilities and other........................      17,629       53,162
 Tax carryforwards....................................   2,841,314   10,035,512
                                                       -----------  -----------
  Total deferred tax assets...........................   2,882,601   10,158,664
                                                       -----------  -----------
Net deferred tax assets...............................   2,882,601    9,698,370
Valuation allowance for net deferred tax assets.......  (2,882,601)  (9,698,370)
                                                       -----------  -----------
Net deferred taxes.................................... $        --  $        --
                                                       ===========  ===========

     The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by approximately $6,815,769 during the year ended June 30, 1999.

     The Company's provision (benefit) for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

                                                         Fiscal year ended
                                                             June 30,
                                                         ---------------------
                                                         1997    1998    1999
                                                         -----   -----   -----
Federal statutory rate.................................. (34.0)% (34.0)% (34.0)%
State taxes, net of federal benefit.....................  (3.0)   (3.0)   (3.0)
Change in valuation allowance...........................  38.0    37.0    36.0
Other...................................................  (1.0)     --     1.0
                                                         -----   -----   -----
Effective tax rate......................................   0.0%    0.0%    0.0%
                                                         =====   =====   =====

5.Commitments

     Future minimum payments under all operating leases as of June 30, 1999, are as follows:

      2000............................................................. $266,340
      2001.............................................................  194,915
      2002.............................................................  153,540
      2003.............................................................    7,560
      2004.............................................................      --
      Thereafter.......................................................      --
                                                                        --------
      Total............................................................ $622,355
                                                                        ========

                                GARDEN.COM, INC.

5.Commitments (continued)

     Rent expense for the three fiscal years ended June 30, 1997, 1998, and 1999 was approximately $43,000, $114,000, and $195,000, respectively.

     In September 1997, the Company entered into an arrangement with Microsoft, whereby Microsoft provides the Company with anchor status on the MSN shopping channel. The Company agreed to purchase approximately $130,000 of banner advertising from Microsoft and to pay a guaranteed minimum of $6,000 per month and to pay Microsoft 10% of revenues from purchases initiated from the Microsoft site when total purchases exceed $60,000 per month. The Company has also agreed to purchase $150,000 of banner advertising from Microsoft. All amounts are expensed as advertising expense as incurred. This contract terminates October 31, 1999.

     In October 1998, the Company entered into an arrangement with America Online, Inc., whereby AOL provides the Company with anchor merchant status on AOL and Compuserve. The Company agreed to pay AOL $480,000, payable in equal quarterly installments, for displaying the Company's promotions on AOL, AOL.com and CompuServe. All amounts are expensed as advertising expense as incurred. This contract terminates October 1, 1999.

     In addition, the Company has entered into several strategic relationships, including arrangements with HGTV, Yahoo!, American Forests and PBS pursuant to which the Company purchases or will purchase advertising and provides or will provide sponsorship of programs. Under certain of these arrangements, the Company is obligated to pay royalties ranging from five to ten percent of revenues from sales of products or the Company's Web site. The arrangements generally are terminable by either party with or without cause. All amounts in connection with such agreements are expensed as advertising expense as incurred.

     Garden.com and Administaff Company Inc. are parties to a co-employment agreement, as amended July 1, 1997, pursuant to which Administaff administers some of the benefits plans of Garden.com. This arrangement is terminable by either party upon 30 days prior written notice.

     On March 31, 1999, the FASB issued an exposure draft entitled "Accounting for Certain Transactions Involving Stock Compensation," which is a proposed interpretation of APB Opinion No. 25. The proposed interpretation, if adopted, would require that the fair value method of accounting for stock-based compensation be used for options granted to individuals who are not Garden.com's employees. Because Garden.com has a leasing arrangement with a third party regarding employees, it is possible that these individuals could be deemed non-employees of Garden.com under the proposed interpretation. We believe that Garden.com's entire work force qualifies as employees of Garden.com under common law because Garden.com has the right to direct and control, subject to limited circumstances, described in the Administaff agreement, its workforce, both as to the final results and the details of when, where and how the work is to be performed. Furthermore, Garden.com determines the quantity of options to be awarded, whether the leased employees will participate in all of Garden.com's benefits plans, whether Garden.com is legally obligated to pay the leased employees' salaries in the event the third party fails to pay them, and whether the employees receive options solely from Garden.com as opposed to the third party lessor. However, full implementation guidelines have not been issued for this proposed interpretation. Once available, the current accounting may need to change and such changes could affect Garden.com's future earnings.

                               GARDEN.COM, INC.

6.Redeemable Convertible Preferred Stock and Stockholders' Deficit

Summary of Preferred Stock
    The Company's redeemable convertible preferred stock has the following characteristics at June 30, 1999:

                                      Liquidation               Conversion            Redemption
 Description  Dividend Features       Preferences                Features              Features          Voting Rights
 ----------- -------------------- -------------------- ---------------------------- --------------- -----------------------
 Series A    All cumulative       $1.25 per share plus One for one subject to       $1.25 per share One per converted share
             dividend rights      any declared and     certain anti dilution                        of common stock
             terminated upon      unpaid dividends     adjustments, as defined.
             the Series D                              Also, automatically converts
             issuance (none                            upon public offering
             in arrears)

 Series B    All cumulative       $1.75 per share plus One for one subject to       $1.75 per share One per converted share
             dividend rights      any declared and     certain anti dilution                        of common stock
             terminated upon      unpaid dividends     adjustments, as
             the Series D                              defined. Also,
             issuance (none                            automatically converts
             in arrears)                               upon public offering

 Series C    All cumulative       $2.18 per share plus One for one subject to       $2.18 per share One per converted share
             dividend rights      any declared and     certain anti dilution                        of common stock
             terminated upon      unpaid dividends     adjustments, as
             the Series D                              defined. Also,
             issuance (none                            automatically converts
             in arrears)                               upon public offering

 Series D    Per the Dividend     $4.70 per share plus One for one subject to       $4.70 per share One per converted share
             Agreement dated      any declared and     certain anti dilution                        of common stock
             June 2, 1998, all    unpaid dividends     adjustments, as
             cumulative dividend                       defined. Also,
             rights for Series A                       automatically converts
             through C have                            upon public offering
             been terminated at
             the point of sale of
             Series D stock

 Series E    None                 $7.15 per share      One for one subject to       $7.15 per share One per converted share
                                                       certain anti dilution                        of common stock
                                                       adjustments, as
                                                       defined. Also,
                                                       automatically converts
                                                       upon public offering

    All common and preferred shares of the Company are subject to certain restrictions including transferability of the shares and voting requirements on certain issues including the election of directors of the Company. Holders of A, B, C, D and E vote together as a single class with the common stock on all matters of the Company.

    In connection with the issuance of Series B Preferred Stock, the Company issued 160,000 shares of common stock to certain holders of the Series B Preferred Stock. The agreement under which they were issued stipulated that the Company could repurchase the common shares from the holders at the issuance price ($1.75) if the Company completed a qualified financing or sale prior to August 31, 1998. As the Company met this requirement, the shares were repurchased.

    Beginning on January 1, 1998, the Series A, B, C-1 and C-2 Redeemable Convertible Preferred Stock accrued annual dividends equal to 8% of the original purchase price paid per share. In connection with the

                                GARDEN.COM, INC.

6.Redeemable Convertible Preferred Stock and Stockholders' Deficit (continued)

Series D financing, the stockholders elected to terminate their right to receive future cumulative dividends. Through a noncash financing transaction, $285,893 of accrued dividends, approximately $0.05 per share, were converted into 58,211 shares of Series D Preferred Stock based on the accrued amount through June 5, 1998. In addition, cash dividends of $12,304 were paid based on the accrued amount from June 5, 1998 through June 11, 1998, the date of the Series D issuance.

     In May 1999 all outstanding shares of Series C-2 Preferred Stock were converted into Series C-1 shares.

     Each holder of Series A through E Preferred Stock may elect to require the Company to redeem on or after the dates specified below, and in the amounts specified below, any such shares which were purchased by the stockholder, net of any shares previously redeemed, plus any accrued and unpaid dividends:

                                Percentage of Shares
           Mandatory            Acquired Which May be
        Redemption Date               Redeemed                    Redemption Amount
        ---------------         ---------------------             -----------------
       December 31, 2004                  50%                        $25,434,669
       December 31, 2005                  25                          12,728,307
       December 31, 2006                  25                          12,728,307

     The six series of preferred stock designated as of June 30, 1999, are as follows:

                                     Shares    Shares Issued  Consideration per Share
                         Par Value Authorized and Outstanding  Received in Issuance
                         --------- ---------- --------------- -----------------------
Redeemable convertible
 preferred stock
  Series A..............   $0.01      750,000      599,998                 $1.25 cash
  Series B..............    0.01    1,430,000    1,144,000                 $1.75 cash
  Series C-1............    0.01    3,620,000    2,413,791                 $2.18 cash
  Series C-2............    0.01      824,138            0                 $2.18 cash
  Series D..............    0.01    5,482,330    4,313,514                 $4.70 cash
  Series E..............    0.01    4,402,731    3,166,094    $7.15 cash and services
                                   ----------   ----------
                                   16,509,199   11,637,397
                                   ==========   ==========

     The 699,300 shares of Series E Preferred Stock that were sold to a related party have been accounted for as having a beneficial conversion feature which has been deemed to approximate $2.7 million. This amount was accounted for as an increase in additional paid in capital and an insubstance dividend to the related preferred shareholders.

Warrants

     In connection with the issuance of the Series C-1 Redeemable Convertible Preferred Stock, the Company also issued a warrant to purchase 482,757 shares of Series C-1 Redeemable Convertible Preferred Stock at $2.18 per share to an existing stockholder. The warrant is exercisable for a five-year period beginning May 7, 1997. The Company has reserved 482,757 shares of Series C-1 Redeemable Convertible Preferred Stock for issuance upon conversion of the warrant.

                               GARDEN.COM, INC.

6.Redeemable Convertible Preferred Stock and Stockholders' Deficit (continued)

    In connection with the issuance of the Series D Redeemable Convertible Preferred Stock, the Company issued a warrant to purchase 72,340 shares of Series D Redeemable Convertible Preferred Stock at $4.70 per share to the placement agent as partial consideration for their services. The warrant expires on December 31, 2002. The Company has reserved 72,340 shares of Series D Redeemable Convertible Preferred Stock for issuance upon conversion of the warrant.

    In connection with the issuance of the Series E Redeemable Convertible Preferred Stock, the Company issued a warrant to purchase 29,370 shares of Series E Redeemable Convertible Preferred Stock at $7.15 to the placement agent as partial consideration for their services. The warrant was valued to be immaterial by the Company using the Black-Scholes model, an assumed volatility of 5%, a risk-free interest rate of 6%, a weighted-average expected life of one year and a dividend rate of 0%. The warrant is exercisable for a five-year period beginning May 24, 1999. The Company has reserved 29,370 shares of Series E Redeemable Convertible Preferred Stock for issuance upon conversion of the warrant.

Stock Options

    The Company has a stock option plan whereby options for the purchase of shares of the Company's common stock may be granted to its employees. During 1999, the maximum number of options that may be granted through the plan was increased from 960,000 to 1,360,000. The Company has reserved 1,360,000 shares of common stock for issuance upon conversion of the options.

    The Board of Directors and the stockholders have approved an amendment to the 1996 Plan which, effective upon the date of this offering, increases the total number of shares of common stock reserved under the plan to 2,500,000 shares.

    The following represents a summary of the Company's stock option activity, and related information:

                                                               Weighted Weighted
                                                               Average  Average
                                     Number of    Price Per    Exercise   Fair
                                      Shares        Share       Price    Value
                                     ---------  -------------- -------- --------
Outstanding at June 30, 1996........   133,200  $0.01 to  0.01  $0.01
  Granted...........................   210,400   0.11 to  0.11   0.11    $0.13
  Exercised.........................        --   0.01 to  0.01     --
  Canceled..........................        --          --         --
Outstanding at June 30, 1997........   343,600   0.01 to  0.11   0.08
  Granted below fair value..........   211,600   0.01 to  0.94   0.25     1.69
  Exercised.........................    (6,560)  0.01 to  0.21   0.06
  Canceled..........................   (18,640)  0.01 to  0.21   0.13
                                     ---------  --------------  -----
Outstanding at June 30, 1998........   530,000   0.01 to  0.94   0.15
  Granted (below fair value) .......   797,200   0.94 to 12.50   4.71     8.04
  Exercised.........................  (150,200)  0.01 to  0.94   0.06
  Canceled..........................   (19,120)  0.01 to  7.15   1.63
                                     ---------  --------------  -----
Outstanding at June 30, 1999........ 1,157,880  $0.01 to 12.50  $3.26
                                     =========  ==============  =====

    The Company recorded deferred compensation for the fiscal years ended June 30, 1998 and 1999 of $313,920 and $2,738,777, respectively. The amount recorded represents the difference between the option price and the deemed fair value of the Company's Common Stock for shares subject to options granted. The amortization of deferred compensation will be charged to operations over the vesting period of the options, which is typically five years. Total amortization recognized was $73,414 and $673,990 for the fiscal years ended June 30, 1998 and 1999, respectively.

                                GARDEN.COM, INC.

6.Redeemable Convertible Preferred Stock and Stockholders' Deficit (continued)

     The following table summarizes outstanding options at June 30, 1999 by price range:

                           Outstanding                                   Exercisable
------------------------------------------------------------------ ------------------------
                             Weighted-       Weighted- Average                 Weighted-
Number of     Range of        Average      Remaining Contractual   Number of    Average
 Options   Exercise Price  Exercise Price Life of Options in Years  Options  Exercise Price
---------  --------------- -------------- ------------------------ --------- --------------
  354,400  $ 0.01 to  0.21     $ 0.13               7.78            97,400       $0.06
  297,480    0.94 to  0.94       0.94               9.30             2,200        0.94
  478,800    3.75 to  7.15       6.51               9.84                --          --
   27,200   12.50 to 12.50      12.50              10.00                --          --
---------  ---------------     ------              -----            ------       -----
1,157,880  $ 0.01 to 12.50     $ 3.26               9.07            99,600       $0.08
=========  ===============     ======              =====            ======       =====

     Pro forma information regarding net income (loss) per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to June 30, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a minimum value option pricing model with the following weighted-average assumptions for fiscal year 1998 and 1999: weighted-average risk free interest rate was 5.5%, a dividend yield of 0%, a volatility factor of the expected market price of the Company's common stock of near zero, and a weighted-average expected life of the option of five years.

     Based upon the minimum value pricing model and assumptions used, the pro forma net loss would not differ materially from the net loss as reported.

     Because SFAS No. 123 is applicable only to options granted subsequent to June 30, 1995, its pro forma effect will not be fully reflected until 2000.

7.Net Loss Per Share and Pro Forma Net Loss Per Share

     Pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's redeemable convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on the respective original date of issuance for each series of redeemable convertible preferred stock.

                                GARDEN.COM, INC.

7. Net Loss Per Share and Pro Forma Net Loss Per Share (continued)

     The following table sets forth the computation of basic and pro forma net loss per share for the periods indicated:

                                                  Fiscal Year Ended
                                                       June 30,
                                         --------------------------------------
                                            1997         1998          1999
                                         -----------  -----------  ------------
Numerator:
 Net loss..............................  $(2,440,448) $(4,684,226) $(19,058,942)
 less: Beneficial conversion feature
  and in substance dividend............           --           --    (2,700,000)
                                         -----------  -----------  ------------
Net loss applicable to common
 shareholders..........................   (2,440,448)  (4,684,226)  (21,758,942)
                                         ===========  ===========  ============
Denominator:
 Weighted average shares...............    1,129,308    1,152,468     1,062,696
 less: contingently issuable shares -
  issued with Series B Preferred Stock
  and subject to repurchase                 (129,405)    (151,648)           --
                                         -----------  -----------  ------------
Denominator for basic calculation......      999,993    1,040,820     1,062,696
Weighted average effect of pro forma
 securities:...........................
 Series A Redeemable Convertible
  Preferred Stock......................                                 599,998
 Series B Redeemable Convertible
  Preferred Stock......................                               1,144,000
 Series C-1 Redeemable Convertible
  Preferred Stock......................                               1,754,482
 Series C-2 Redeemable Convertible
  Preferred Stock......................                                 659,309
 Series D Redeemable Convertible
  Preferred Stock......................                               4,313,514
 Series E Redeemable Convertible
  Preferred Stock......................                               3,166,094
                                                                   ------------
Denominator for pro forma calculation..                              12,700,093
                                                                   ============
Net loss per share:....................
 Basic.................................  $     (2.44) $     (4.68) $     (20.48)
                                         ===========  ===========  ============
 Pro forma.............................                            $      (1.71)
                                                                   ============

8. Related Parties

     The Company incurred expense of $18,640, $27,552, and $32,343 for the fiscal years ended 1997, 1998, and 1999, respectively, for legal services to Kenneth Sharples, the brother of the Company's President. These expenses were primarily for intellectual property legal issues. In addition, at various dates the Company has issued to Kenneth Sharples options to purchase 6,400 shares of common stock with a weighted-average purchase price of $0.93 per share.

     The Company is a founding member of Shop.Org, Inc., a California non-profit trade organization of Internet retailers with a mission to enhance the visibility and viability of consumer commerce on the Internet. The CEO/President of the Company is also the Chairman of Shop.Org, Inc. The Company paid $12,373 of expenses on behalf of Shop.Org, Inc. during the fiscal year ended June 30, 1997, which was subsequently reimbursed during the fiscal year ended June 30, 1998.

     The E.W. Scripps Company, through its wholly owned subsidiaries, Scripps Ventures LLC and HGTV, is a 20.6% stockholder of Garden.com. Douglas R. Stern, a director of Garden.com, is the President and Chief Executive Officer of United Media, a newspaper syndication company and wholly-owned subsidiary of The E.W. Scripps Company.

     On May 24, 1999, 699,300 shares of the Company's Series E Preferred Stock were purchased by Scripps Howard Broadcasting Company d/b/a Home & Garden Television ("HGTV") for a total purchase price of $5,000,000, or $7.15 per share. Approximately $1,500,000 of the purchase price has been paid in the

                               GARDEN.COM, INC.

8. Related Parties (continued)

form of an advertising credit, which the Company may use over the next 24 months to advertise on HGTV. The Company and HGTV will negotiate the rates which HGTV will charge for the advertising and the dates and times on which the advertising will be telecasted on HGTV, provided that the rates may not exceed the rates payable by third-party advertisers of a similar quantity and qualify of advertising on HGTV. The Company may not transfer the advertising credit to a third party without HGTV's prior written consent. The Company expects to utilize approximately $750,000 of these credits in each of the next two fiscal years. In addition, the Company has entered into a strategic alliance with HGTV to pursue mutually beneficial opportunities to leverage each party's content, subscriber/membership base and expertise. The Company's strategic alliance with HGTV is reflected in a letter agreement which contemplates that the Company will work together with HGTV to negotiate mutually beneficial future agreements. See also Note 6.

     Since March 1998, the Company has conducted a national marketing program with United Media.

     The Company made payments of approximately $75,000 and $130,000 to affiliates of The E.W. Scripps Company during the fiscal years ended June 30, 1998 and 1999, respectively.

     The Company maintain test gardens in Des Moines, Iowa on property owned by Douglas A. Jimerson, our Vice President of Publishing and Editor-in-Chief. The Company pays for the plants grown in the gardens and for the maintenance of the gardens. Other than these maintenance expenses, we do not pay Mr. Jimerson rent for the use of the gardens.

9. Subsequent Events

     On May 7, 1999 the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public. The Company has filed a Restated Certificate of Incorporation to effect a four-for-five stock split of common stock and preferred stock to be effective immediately prior to the effective date of the Company's Registration Statement on Form S-1. All common and preferred stock information has been adjusted to reflect the stock split as if such split had taken place at the inception of the Company.

     1999 Employee Stock Purchase Plan. The Company's Board of Directors and stockholders adopted the 1999 Employee Stock Purchase Plan in May 1999 to become effective upon the date of this offering. A total of 400,000 shares of common stock have been reserved for issuance under the 1999 Employee Stock Purchase Plan.

                                   [ARTWORK]

INSIDE BACK COVER PAGE ARTWORK

   Middle: tool shed with gardening tools surrounding a computer mouse

   Bottom center: text reading "You don't need a green thumb. Just an index finger." and the garden.com logo

BACK COVER

   Right: Daisy and circuit board background

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,100,000 Shares

                                     [Logo]

                                  Common Stock

                                 ------------

                                   PROSPECTUS

                                 ------------

                               Hambrecht & Quist

                         BancBoston Robertson Stephens

                           Thomas Weisel Partners LLC

                                 ------------

                                        , 1999

                                 ------------

     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

     Until       , 1999, all dealers that buy, sell or trade in the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Garden.com in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

     SEC registration fee........................................... $   15,985
     NASD filing fee................................................      6,250
     Nasdaq National Market listing fee.............................     17,500
     Printing and engraving costs...................................    185,000
     Legal fees and expenses........................................    500,000
     Accounting fees and expenses...................................    350,000
     Blue Sky fees and expenses.....................................     10,000
     Transfer Agent and Registrar fees..............................     10,000
     Miscellaneous expenses.........................................    161,265
                                                                     ----------
         Total...................................................... $1,256,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article VII of Garden.com's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of Garden.com's Amended and Restated By-laws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     Garden.com has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in Garden.com's Amended and Restated By-laws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     The Delaware law permits and Article VI of the Amended and Restated By-laws authorizes Garden.com to purchase and maintain insurance on behalf of any director, officer, employee or agent of Garden.com against any liability asserted against or incurred by them in such capacity or arising out of their status as such whether or not Garden.com would have the power to indemnify such director, officer, employee or agent against such liability under the applicable provisions of the Delaware law, the Restated Certificate of Incorporation or the Amended and Restated By-laws.

     The general effect of the foregoing provisions is to reduce the circumstances in which an officer or director may be required to bear the economic burdens of the foregoing liabilities and expenses.

Item 15. Recent Sales of Unregistered Securities

     Since June 30, 1996, Garden.com has sold and issued the following securities:

     (a) On August 12, 1996, Garden.com issued 1,144,000 shares of Series B Preferred Stock to three accredited investors for aggregate consideration of approximately $2,000,000. The issuance of the shares of Series B Preferred Stock was made in a transaction exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

     (b) On May 7, 1997 and May 15, 1997, Garden.com issued a total of 1,754,481 shares of Series C-1 Preferred Stock, 659,310 shares of Series C-2 Preferred Stock and issued warrants to purchase 482,757 Series C Preferred Stock to seven accredited investors for aggregate consideration of approximately $5,250,000. The issuance of the shares of Series C Preferred Stock and the Series C Preferred Stock warrants was made in a transaction exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. The Series C Preferred Stock warrants may be exercised at any time until May 7, 2002 to purchase a total of 482,757 shares of Series C Preferred Stock at an exercise price of $2.18 per share.

     (c) On June 11, 1998, Garden.com issued 4,313,514 shares of Series D Preferred Stock to 19 accredited investors for aggregate consideration of approximately $20,274,000. Garden.com paid $797,000 in placement agent fees and issued a warrant to purchase 72,340 shares of Series D Preferred Stock to its placement agent. The issuance of the shares of Series D Preferred Stock and the Series D Preferred Stock warrant was made in a transaction exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. The Series D Preferred Stock warrant may be exercised at any time until December 31, 2002 to purchase a total of 72,340 shares of Series D Preferred Stock at an exercise price of $4.70 per share.

     (d) On April 13, 1999, Garden.com issued 2,466,794 shares of Series E Preferred Stock to 24 accredited investors for aggregate consideration of approximately $17,638,000, and on May 24, 1999, Garden.com issued 699,300 shares of Series E Preferred Stock to one accredited investor for aggregate consideration of approximately $5,000,000. Garden.com paid $1,260,000 in placement agent fees and issued a warrant to purchase 29,370 shares of Series E Preferred Stock to its placement agent. The issuance of the shares of Series E Preferred Stock and the Series E Preferred Stock warrant was made in a transaction exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. The Series E Preferred Stock warrant may be exercised at any time until May 24, 2004 to purchase a total of 29,370 shares of Series E Preferred Stock at an exercise price of $7.15 per share.

     (e) Since inception, Garden.com has issued an aggregate of 1,432,800 options to purchase shares of its common stock to a number of our employees, directors and consultants. Options to purchase 184,320 shares of common stock have been exercised and options to purchase 38,960 shares of common stock have been canceled. These options have been issued in transactions exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

     (a) Exhibits

     1.1    Form of Underwriting Agreement.

     3.1A** Restated Articles of Incorporation of the Registrant, as currently in effect.

     3.1B** Form of Restated Certificate of Incorporation of the Registrant to be filed after the closing of the offering made under this Registration Statement.

     3.2A** By-laws of the Registrant, as currently in effect.

     3.2B** Form of Amended and Restated By-laws of the Registrant to be in effect after the closing of the offering made under this Registration Statement.

      4.1**    Specimen Common Stock Certificate.

      5.1**    Form of Opinion of Wilson Sonsini Goodrich & Rosati,
               Professional Corporation.

     10.1** Form of Indemnification Agreement between the Registrant and each of its directors and officers.

     10.2A**   Amended and Restated 1996 Stock Option/Stock Issuance Plan.

     10.2B**   Form of Option Agreement under the Amended and Restated 1996
               Stock Option/Stock Issuance Plan.

     10.2C** Form of Restricted Stock Purchase Agreement under the Amended and Restated 1996 Stock Option/Stock Issuance Plan.

     10.3**    1999 Employee Stock Purchase Plan.

     10.4**    Fourth Amended and Restated Stockholders Agreement, dated as of
               April 13, 1999, among the Registrant and the stockholders of the Registrant listed on the signature page thereto.

     10.5** Fourth Amended and Restated Registration Rights Agreement, dated as of April 13, 1999, among the Registrant and the stockholders of the Registrant listed on the signature page thereto.

     10.6**    Letter Agreement, dated May 24, 1999, between the Registrant and
               Scripps Howard Broadcasting Company d/b/a Home & Garden
               Television.

     10.7+     Shopping Channel Promotional Agreement, dated as of October 2,
               1998, between the Registrant and America Online, Inc.

     10.8**    License Agreement, dated as of April 13, 1998, between the
               Registrant and Time Life Inc.

     10.9A**   Employment Agreement, dated July 12, 1999, between the
               Registrant and Clifford A. Sharples.

     10.9B**   Employment Agreement, dated July 12, 1999, between the
               Registrant and James N. O'Neill.

     10.9C**   Employment Agreement, dated July 12, 1999, between the
               Registrant and Lisa W.A. Sharples.

     10.10**   Sublease Agreement, dated as of February 24, 1999, between the
               Registrant and Hart Graphics, Inc.

     10.11A+** Letter of Agreement, dated January 12, 1997, between the
               Registrant and Milaeger's Gardens.
     10.11B+** Letter of Agreement, dated January 29, 1998, between the
               Registrant and McClure & Zimmerman.
     10.11C    Intentionally omitted.

     10.12**   Employment Agreement, dated as of March 1, 1996, between the
               Registrant and Andrew R. Martin.

     10.13**   Buy-Sell Agreement, dated February 27, 1997, among the
               Registrant, Clifford A. Sharples, James N. O'Neill, Lisa W.A.
               Sharples and Andrew R. Martin.

     23.1**    Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).

     23.2      Consent of Ernst & Young LLP, Independent Auditors.

     24.1      Power of Attorney (see Page II-5).

     27.1**    Financial Data Schedule.

------------------
*  To be filed by amendment
+ Certain portions of this Exhibit have been omitted based upon a request for confidential treatment, and the omitted portions have been separately filed with the Commission.
** Previously filed

     (b) Financial Statement Schedules

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the 10th day of September, 1999.

                                          GARDEN.COM, INC.

                                               /s/ Jana D. Wilson
                                          By: _________________________________

                                             Jana D. Wilson

                                             Chief Financial Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
-------------------------------------- -------------------------- -------------------
    /s/ Clifford A. Sharples*          President, Chief Executive September 10, 1999
______________________________________  Officer (Principal
         Clifford A. Sharples           Executive Officer) and
                                        Director

        /s/ Jana D. Wilson             Chief Financial Officer    September 10, 1999
______________________________________  (Principal Financial and
            Jana D. Wilson              Accounting Officer)

       /s/ Steven J. Dietz*            Director                   September 10, 1999
______________________________________
           Steven J. Dietz

     /s/ Gerald R. Gallagher*          Director                   September 10, 1999
______________________________________
         Gerald R. Gallagher

      /s/ James N. O'Neill*            Director                   September 10, 1999
______________________________________
           James N. O'Neill

              Signature                          Title                   Date
-------------------------------------- -------------------------- -------------------
      /s/ Donald J. Phillips*          Director                   September 10, 1999
______________________________________
          Donald J. Phillips

      /s/ Lisa W.A. Sharples*          Director                   September 10, 1999
______________________________________
          Lisa W.A. Sharples

      /s/ Douglas R. Stern*            Director                   September 10, 1999
______________________________________
           Douglas R. Stern

       /s/ John D. Thornton*           Director                   September 10, 1999
______________________________________
           John D. Thornton

    /s/ Jana D. Wilson
*By: ____________________________

       Jana D. Wilson
        Attorney-in-Fact
  Pursuant to Power of Attorney

                                 EXHIBIT INDEX

  Number                                Description
  ------                                -----------
  1.1**    Form of Underwriting Agreement.
  3.1A**   Restated Articles of Incorporation of the Registrant, as currently in effect.
  3.1B**   Form of Restated Certificate of Incorporation of the Registrant to
           be filed after the closing of the offering made under this
           Registration Statement.
  3.2A**   By-laws of the Registrant, as currently in effect.
  3.2B**   Form of Amended and Restated By-laws of the Registrant to be in effect after the closing of the offering made under this
           Registration Statement.
  4.1**    Specimen Common Stock Certificate.
  5.1**    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
 10.1**    Form of Indemnification Agreement between the Registrant and each of its directors and officers.
 10.2A**   Amended and Restated 1996 Stock Option/Stock Issuance Plan.
 10.2B**   Form of Option Agreement under the Amended and Restated 1996 Stock
           Option/Stock Issuance Plan.
 10.2C**   Form of Restricted Stock Purchase Agreement under the Amended and
           Restated 1996 Stock Option/Stock Issuance Plan.
 10.3**    1999 Employee Stock Purchase Plan.
 10.4**    Fourth Amended and Restated Stockholders Agreement, dated as of
           April 13, 1999, among the Registrant and the stockholders of the
           Registrant listed on the signature page thereto.
 10.5**    Fourth Amended and Restated Registration Rights Agreement, dated as of April 13, 1999, among the Registrant and the stockholders of the
           Registrant listed on the signature page thereto.
 10.6**    Letter Agreement, dated May 24, 1999, between the Registrant and
           Scripps Howard Broadcasting Company d/b/a Home & Garden Television.
 10.7+**   Shopping Channel Promotional Agreement, dated as of October 2, 1998, between the Registrant and America Online, Inc.
 10.8**    License Agreement, dated as of April 13, 1998, between the
           Registrant and Time Life Inc.
 10.9A**   Employment Agreement, dated July 12, 1999, between the Registrant and Clifford A. Sharples.
 10.9B**   Employment Agreement, dated July 12, 1999, between the Registrant and James N. O'Neill.
 10.9C**   Employment Agreement, dated July 12, 1999, between the Registrant and Lisa W. A. Sharples.
 10.10**   Sublease Agreement, dated as of February 24, 1999, between the
           Registrant and Hart Graphics, Inc.
 10.11A+** Letter of Agreement, dated January 12, 1997, between the Registrant and Milaeger's Gardens.
 10.11B+** Letter of Agreement, dated January 29, 1998, between the Registrant and McClure & Zimmerman.
 10.11C    Intentionally omitted.
 10.12**   Employment Agreement, dated as of March 1, 1996, between the
           Registrant and Andrew R. Martin.
 10.13**   Buy-Sell Agreement, dated February 27, 1997, among the Registrant,
           Clifford A. Sharples, James N. O'Neill, Lisa W.A. Sharples and
           Andrew R. Martin.
 23.1**    Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).
 23.2      Consent of Ernst & Young LLP, Independent Auditors.
 24.1**    Power of Attorney (see Page II-5)
 27.1**    Financial Data Schedule.

------------------

+ Certain portions of this Exhibit have been omitted based upon a request for confidential treatment, and the omitted portions have been separately filed with the Commission.
** Previously filed